                                          Filed Pursuant to Rule 424(b)(4)
                                          File No. 333-13267
                                4,200,000 SHARES

                                     [LOGO]
                              CLASS A COMMON STOCK
                                ($.01 par value)
                                 --------------

All of the shares of Class A Common Stock, $.01 par value ("Class A Common Stock"), offered hereby (the "Offering") are being issued and sold by RDO Equipment Co. (the "Company"). Prior to this Offering, there has been no public market for the Class A Common Stock. For information relating to the factors considered in determining the initial offering price to the public, see "Underwriting." The shares of Class A Common Stock have been approved for listing on the New York Stock Exchange ("NYSE") under the symbol "RDO."

The Company's authorized Common Stock consists of Class A Common Stock and Class B Common Stock, par value $.01 per share ("Class B Common Stock"). The economic rights of each class of Common Stock are the same, but the voting rights differ. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to four votes per share. The Class A Common Stock is freely transferable, but the Class B Common Stock is transferable only to certain transferees. Each share of Class B Common Stock is convertible into one share of Class A Common Stock. Upon con-summation of this Offering, the principal stockholder of the Company will own 100% of the outstanding Class B Common Stock, which will represent approximately 59.4% of the Common Stock of the Company (56.6% if the Underwriters' over-allotment option is exercised in full) and approximately 85.4% of the combined voting power of all classes of voting stock of the Company (83.9% if the Underwriters' over-allotment option is exercised in full). See "Principal Stockholders" and "Description of Capital Stock."

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE CLASS A COMMON STOCK, SEE "RISK FACTORS" ON PAGE 9 HEREIN.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                               Underwriting
                                                 Price to     Discounts and    Proceeds to
                                                  Public       Commissions      Company(1)
                                              --------------  --------------  --------------
Per Share...................................      $15.50          $1.085         $14.415
Total(2)....................................   $65,100,000      $4,557,000     $60,543,000

(1) Before deduction of expenses payable by the Company estimated at $1,000,000.

(2) The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 630,000 additional shares to cover over-allotments of shares. If the option is exercised in full, the total Price to the Public will be $74,865,000, Underwriting Discounts and Commissions will be $5,240,550, and Proceeds to Company will be $69,624,450.

The Shares are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the Shares will be ready for delivery on or about January 29, 1997, against payment in immediately available funds.

CREDIT SUISSE FIRST BOSTON                                         DAIN BOSWORTH
                                                                    INCORPORATED

                       Prospectus dated January 23, 1997.

[Outside gatefold: Photos depicting various types of industrial and agricultural equipment]

[Inside gatefold: two maps, one depicting industrial store locations and Deere areas of responsibility and the other depicting agricultural store locations, and two inset photos depicting Company service technicians repairing industrial and agricultural equipment]

                            ------------------------

    INFORMATION CONTAINED IN THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS" WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE," OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE STATEMENTS IN "RISK FACTORS" BEGINNING ON PAGE 9 OF THIS PROSPECTUS CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE CLASS A COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10b-6 AND 10b-7 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND COMBINED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE NOTED OR CONTAINED IN THE COMBINED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED HEREIN, ALL INFORMATION IN THIS PROSPECTUS (I) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION GRANTED BY THE COMPANY, AND (II) REFLECTS CHANGES TO THE COMPANY'S CAPITAL STRUCTURE EFFECTED PRIOR TO THE CONSUMMATION OF THIS OFFERING, INCLUDING THE 44.5-FOR-ONE STOCK SPLIT AND SHARE EXCHANGE IN CONNECTION WITH THE REINCORPORATION OF THE COMPANY IN DELAWARE, EFFECTIVE IN JANUARY 1997. IN ADDITION, (I) REFERENCES TO THE COMPANY ON A PRO FORMA BASIS REFLECT ADJUSTMENTS TO GIVE EFFECT TO THE COMPANY'S RECENT ACQUISITIONS OF INDUSTRIAL OPERATIONS IN CENTRAL TEXAS AND AGRICULTURAL OPERATIONS IN WASHINGTON, AS IF SUCH ACQUISITIONS HAD OCCURRED ON FEBRUARY 1, 1995 WITH RESPECT TO STATEMENTS OF OPERATIONS DATA, AND (II) REFERENCES TO THE COMPANY INCLUDE ITS WHOLLY-OWNED SUBSIDIARIES. SEE "REINCORPORATION" AND "BUSINESS--GROWTH STRATEGY." THE CLASS A COMMON STOCK AND THE CLASS B COMMON STOCK ARE SOMETIMES COLLECTIVELY REFERRED TO AS THE "COMMON STOCK."

                                  THE COMPANY

    RDO Equipment Co. (the "Company") owns and operates the largest networks of John Deere industrial stores and agricultural stores in the United States. Through its 32 stores, the Company sells, services, and rents industrial and agricultural equipment, primarily supplied by Deere & Company and its subsidiaries ("Deere" or "John Deere"). The Company's revenues have grown at a compound annual rate of 33% over the past five fiscal years, from $71.2 million in fiscal 1992 to $223.6 million in fiscal 1996.

    INDUSTRIAL EQUIPMENT INDUSTRY. Management estimates that United States retail sales of new industrial equipment in its target product market in calendar 1995 totaled approximately $5.7 billion. Deere is one of the leading suppliers of industrial equipment in the United States for light to medium applications and offers a broad array of products. Currently, Deere has approximately 110 industrial dealers which operate approximately 355 stores in the United States. Each dealer within the Deere industrial system is assigned specific geographic areas of responsibility within which it has the right to sell new Deere products. Over the last five years, while the number of Deere industrial stores has remained constant, the number of Deere industrial dealers has declined by more than 30%. This dealer consolidation is being driven, in part, by an increasing need for capital, owners' concerns about succession, and Deere's support for consolidation of its dealers. The Company expects to benefit from this consolidation trend by continuing its strategic acquisition of Deere industrial dealerships.

    AGRICULTURAL EQUIPMENT INDUSTRY. Management estimates that United States retail sales of new agricultural equipment in its target product market in calendar 1995 totaled approximately $10.1 billion. Deere is the leading supplier of agricultural equipment in the United States. Currently, Deere has approximately 1,275 agricultural dealers which operate approximately 1,545 stores in the United States. Deere agricultural dealers are not assigned exclusive territories, but have authorized store locations. The Company believes that Deere agricultural dealerships also face an increasing need for capital, owners' concerns about succession, and Deere's support for consolidation and, as a result, that a consolidation of Deere agricultural dealerships will occur. The Company expects that it will have increasing opportunities to complete strategic acquisitions of Deere agricultural dealerships as this consolidation trend develops.

    GROWTH STRATEGY. The Company's growth strategy is to continue to expand and improve its operations through a combination of (i) increasing market share within its existing Deere areas of responsibility, (ii) capitalizing on the consolidation trends among Deere dealers by acquiring additional dealerships,
(iii) improving the operating performance of its store networks by implementing its operating model, and (iv) continuing the business and geographic diversification of its operations. Over the last five years, the Company has acquired 13 stores from seven dealers, including five stores acquired in calendar 1996. The acquisitions completed in calendar 1996 establish new industrial operations in Texas and new agricultural operations in Washington, which the Company believes will provide platforms for further growth. Approximately $34.4 million of the net proceeds of this Offering is expected to be used to finance future acquisitions, new stores, and internal growth. In addition to its acquisitions, the Company also has opened four stores in the last five years.

                              INDUSTRIAL DIVISION

    The Company operates the largest network of Deere industrial stores, representing approximately 6% of Deere's United States industrial equipment sales in calendar 1995. The Industrial Division operates 21 stores located primarily in areas with significant construction activity within the Company's designated Deere areas of responsibility, including Dallas-Fort Worth, southern Los Angeles, Minneapolis-St. Paul, Phoenix, and San Diego. Customers of the Company's industrial stores include contractors, for both residential and commercial construction, utility companies, and federal, state, and local government agencies. Revenues of the Industrial Division increased from $30.5 million in fiscal 1992 to $139.0 million in fiscal 1996, representing a compound annual growth rate of 46%. The growth in the Industrial Division's revenues are due to same store sales increases and the acquisition of 11 stores over the last five years. The increases in same store sales are attributable to the continued implementation of the Company's operating model, particularly at acquired stores, as well as a favorable construction environment. Industrial acquisitions have been made in Arizona, California, and Texas due to the favorable construction economies and year-round construction seasons in these locations, as well as the Company's strategy to diversify geographically.

    The Company's industrial stores offer a full range of new and used Deere equipment, replacement parts, and fully-equipped service and repair facilities. In addition, the Company sells industrial equipment supplied by other manufacturers which is complementary to the Deere lines, as well as used industrial equipment taken as trade-ins. The Company believes that product support, through its parts and service programs, has been and will be increasingly important to the profitability of its industrial equipment operations and its ability to attract and retain customers. In the Southwest region, the Industrial Division has established a rental fleet of industrial equipment, which the Company intends to continue to expand. See "Business--Recent and Contemplated Acquisitions."

                             AGRICULTURAL DIVISION

    The Company operates the largest network of Deere agricultural stores, representing approximately 1% of Deere's U.S. agricultural equipment sales in calendar 1995. The Agricultural Division operates 11 stores located in Minnesota, North Dakota, South Dakota, and Washington. Revenues of the Agricultural Division increased from $40.7 million in fiscal 1992 to $84.6 million in fiscal 1996, representing a compound annual growth rate of 20%. The growth in the Agricultural Division's revenues is almost entirely due to same store sales increases. The increase in same store sales is attributable to the continued implementation of the Company's operating model, as well as a favorable agricultural economy.

    As full-service suppliers to farmers, the Company's agricultural stores offer a broad range of farm equipment and related products, with sales of new Deere equipment the primary focus. The Company also sells agricultural equipment supplied by other manufacturers which is complementary to the Deere lines, as well as used agricultural equipment taken as trade-ins. In addition, the agricultural stores offer lawn and grounds care equipment, primarily supplied by Deere. As part of its strategy to provide a full complement of product support services to its agricultural customers, the Company offers a broad range of replacement parts and fully-equipped service and repair facilities at each store.

                                GROWTH STRATEGY

    In order to capitalize on industry consolidation trends, expand its market leadership position, and further develop its industrial and agricultural equipment operations, the Company has developed its growth strategy, the key elements of which are:

    - INCREASING MARKET SHARE. The Company seeks to increase its market share by enhancing customer service and generating customer loyalty. With a larger installed base of equipment, the Company has the opportunity to generate additional parts and service business, which currently accounts for approximately 26% of the Company's total revenues and which has higher profit margins than wholegoods sales.

    - PURSUING ADDITIONAL ACQUISITIONS. Acquisitions have been and will continue to be an important element of the Company's growth strategy, particularly given the consolidation trends among industrial and agricultural equipment dealers. Over the past five years, the Company has acquired 11 industrial stores and two agricultural stores from seven dealers. Due to its leadership position in the industry and its track record in completing and integrating acquisitions, the Company believes that attractive acquisition candidates will continue to become available to the Company. Approximately $34.4 million of the net proceeds of this Offering is expected to be used to finance future acquisitions, new stores, and internal growth. Completion of any prospective acquisition of a Deere dealership, or the opening of a new Deere store, requires Deere's consent. See "Risk Factors-- Risks Associated with Expansion" and "Business--Recent and Contemplated Acquisitions."

    - IMPLEMENTING THE RDO OPERATING MODEL. The Company has developed a proven operating model designed to improve the performance and profitability of each of its stores. Components of this operating model include (i) pursuing aggressive marketing programs, (ii) allowing store employees to focus on customers by managing administrative functions, training, and purchasing at the corporate level, (iii) providing a full complement of parts and state-of-the-art service functions, including a computerized real-time inventory system and quick response, on-site repair service,
      (iv) motivating store level management in accordance with corporate goals, and (v) focusing on cost structures at the store level.

    - CAPITALIZING ON DIVERSITY OF OPERATIONS. A major focus of the Company's strategy is to expand its networks of industrial and agricultural stores into geographic areas that have a large base of construction or agricultural activity and that provide the Company with opportunities to continue to develop its store networks. The Company believes that its business diversification into both industrial and agricultural store operations has significantly increased its customer base, while also mitigating the effects of industry-specific economic cycles. Similarly, the Company's geographic diversification into regions outside the Midwest helps to diminish the effects of seasonality, as well as local and regional economic fluctuations. Typically, other Deere dealers operate only industrial or agricultural dealerships, with a limited number of stores concentrated in a specific geographic region.

                              RECENT ACQUISITIONS

    The Company recently acquired three industrial stores and two agricultural stores, thereby extending the Company's store networks into Texas and Washington, which the Company believes will provide platforms for future growth. The Company recently completed the purchase of a Deere industrial dealership in Central Texas, with three stores located in the Dallas-Fort Worth and Waco, Texas metropolitan areas with a Deere area of responsibility covering the 35 surrounding counties (the "Central Texas Acquisition"). The Company also recently completed the acquisition of a Deere agricultural dealership, with two stores located in Pasco and Sunnyside, Washington (the "Washington Acquisition"). Completion of any prospective acquisition of a Deere dealership requires Deere's consent. See "Risk Factors--Risks Associated with Expansion" and "Business--Recent and Contemplated Acquisitions."

    The Company was incorporated in North Dakota on March 13, 1968 and was reincorporated in Delaware in January 1997. The Company's executive offices are located at 2829 South University Drive, Fargo, North Dakota 58109. The Company's phone number is (701) 237-7363.

                                  THE OFFERING

Class A Common Stock
 offered......................  4,200,000  shares of Class A Common Stock
Common Stock to be outstanding
 after this Offering
  Class A Common Stock........  5,091,508  shares(1)
  Class B Common Stock........  7,458,492  shares
                                ---------
    Total.....................  12,550,000 shares
                                ---------
                                ---------

Use of Proceeds...............  The net proceeds from this Offering will be used (i) to repay indebtedness incurred to finance recent acquisitions in the aggregate amount of approximately $10.1 million,
                                (ii) to make an S corporation distribution in the amount of approximately $15.0 million to the Company's existing
                                stockholders in connection with termination of the
                                Company's S corporation status, and (iii) to finance future acquisitions, new stores, internal growth, and working
                                capital needs. See "Use of Proceeds," "S Corporation
                                Distributions," and "Certain Relationships and Related
                                Transactions."

Voting Rights.................  The Class A Common Stock and Class B Common Stock vote together as a single class on all matters, except as
                                otherwise required by law, with each share of Class A
                                Common Stock entitling its holder to one vote and each
                                share of Class B Common Stock entitling its holder to four votes. All of the outstanding Class B Common Stock is held by Ronald D. Offutt, the Company's Chairman, Chief
                                Executive Officer, and principal stockholder. Under certain circumstances, Class B Common Stock automatically converts into Class A Common Stock. See "Description of Capital
                                Stock-- Common Stock."

NYSE symbol...................  RDO

------------------------

(1) Excludes 1,250,000 shares of Class A Common Stock reserved for issuance pursuant to the Company's stock incentive plan of which approximately 600,000 shares will be subject to options to be granted prior to consummation of this Offering at an exercise price equal to the initial public offering price. See "Management--1996 Stock Incentive Plan."

          SUMMARY COMBINED AND PRO FORMA FINANCIAL AND OPERATING DATA
                (in thousands, except store and per share data)

                                                                         FISCAL YEAR ENDED JANUARY 31,
                                               ---------------------------------------------------------------------------------
                                                                             ACTUAL
                                               -------------------------------------------------------------------    PRO FORMA
                                                  1992          1993          1994          1995          1996       1996 (1)(2)
                                               -----------   -----------   -----------   -----------   -----------   -----------

INCOME STATEMENT DATA:
Revenues.....................................  $    71,226   $   105,378   $   144,112   $   183,910   $   223,557   $  265,478
Cost of sales................................       56,422        83,548       116,369       148,111       180,839      212,824
                                               -----------   -----------   -----------   -----------   -----------   -----------
Gross profit.................................       14,804        21,830        27,743        35,799        42,718       52,654
Selling, general, and administrative
 expense.....................................       11,929        16,737        20,577        24,893        31,655       38,858
                                               -----------   -----------   -----------   -----------   -----------   -----------
Operating income.............................        2,875         5,093         7,166        10,906        11,063       13,796
Interest expense.............................       (1,299)       (1,284)       (1,670)       (1,895)       (3,817)      (1,584)
Interest income..............................          173           376           336           802           823        1,031
                                               -----------   -----------   -----------   -----------   -----------   -----------
Net income...................................  $     1,749   $     4,185   $     5,832   $     9,813   $     8,069   $   13,243
                                               -----------   -----------   -----------   -----------   -----------   -----------
                                               -----------   -----------   -----------   -----------   -----------   -----------
PRO FORMA INCOME STATEMENT DATA: (UNAUDITED)
Income before taxes..........................  $     1,749   $     4,185   $     5,832   $     9,813   $     8,069   $   13,243
Provision for income taxes(3)................          700         1,674         2,332         3,925         3,228        5,297
                                               -----------   -----------   -----------   -----------   -----------   -----------
Net income...................................  $     1,049   $     2,511   $     3,500   $     5,888   $     4,841   $    7,946
                                               -----------   -----------   -----------   -----------   -----------   -----------
                                               -----------   -----------   -----------   -----------   -----------   -----------
Net income per share ...............................................................................   $       .51   $      .63
                                                                                                       -----------   -----------
                                                                                                       -----------   -----------
Weighted average shares outstanding ................................................................         9,429       12,570
                                                                                                       -----------   -----------
                                                                                                       -----------   -----------

SELECTED OPERATING DATA:
Comparable store net sales increase..........           --           12%           32%           25%           11%           --
Stores open at beginning of period...........           15            17            21            22            22           22
  Stores opened..............................            1             0             0             0             2            2
  Stores acquired............................            1             4             1             0             2            7
                                               -----------   -----------   -----------   -----------   -----------   -----------
Stores open at end of period.................           17            21            22            22            26           31
                                               -----------   -----------   -----------   -----------   -----------   -----------
                                               -----------   -----------   -----------   -----------   -----------   -----------
Capital expenditures.........................  $       561   $       681   $       627   $     1,208   $     9,993   $   10,131
Depreciation.................................          504           584           668           690         1,326        1,653


                                                    NINE MONTHS ENDED OCTOBER 31,
                                               ---------------------------------------

                                                        ACTUAL
                                               -------------------------    PRO FORMA
                                                  1995          1996       1996 (1)(2)
                                               -----------   -----------   -----------
INCOME STATEMENT DATA:
Revenues.....................................  $   176,825   $   229,260   $  257,823
Cost of sales................................      143,718       186,451      208,581
                                               -----------   -----------   -----------
Gross profit.................................       33,107        42,809       49,242
Selling, general, and administrative
 expense.....................................       23,600        29,492       33,908
                                               -----------   -----------   -----------
Operating income.............................        9,507        13,317       15,334
Interest expense.............................       (2,435)       (4,116)      (2,247)
Interest income..............................          586           633          816
                                               -----------   -----------   -----------
Net income...................................  $     7,658   $     9,834   $   13,903
                                               -----------   -----------   -----------
                                               -----------   -----------   -----------
PRO FORMA INCOME STATEMENT DATA: (UNAUDITED)
Income before taxes..........................  $     7,658   $     9,834   $   13,903
Provision for income taxes(3)................        3,063         3,934        5,561
                                               -----------   -----------   -----------
Net income...................................  $     4,595   $     5,900   $    8,342
                                               -----------   -----------   -----------
                                               -----------   -----------   -----------
Net income per share ........................                $       .63   $      .66
                                                             -----------   -----------
                                                             -----------   -----------
Weighted average shares outstanding .........                      9,414       12,555
                                                             -----------   -----------
                                                             -----------   -----------
SELECTED OPERATING DATA:
Comparable store net sales increase..........          13%           23%           --
Stores open at beginning of period...........           22            26           26
  Stores opened..............................            1             1            1
  Stores acquired............................            2             5            5
                                               -----------   -----------   -----------
Stores open at end of period.................           25            32           32
                                               -----------   -----------   -----------
                                               -----------   -----------   -----------
Capital expenditures.........................  $     9,674   $     3,182   $    3,328
Depreciation.................................          614         1,930        2,155

                                                               AS OF OCTOBER 31, 1996
                                                    ---------------------------------------------
                                                                                   PRO FORMA
                                                     ACTUAL    PRO FORMA (4)   AS ADJUSTED (2)(4)
                                                    ---------  --------------  ------------------
BALANCE SHEET DATA:
Working capital...................................  $  20,778    $    5,778        $   65,278
Inventories.......................................    125,766       125,766           125,766
Total assets......................................    176,712       177,562           177,562
Floor plan payables(5)............................    100,612       100,612            66,212
Total debt........................................     26,758        26,758            16,658
Stockholders' equity..............................     34,284        20,134            79,634

                                               (SEE FOOTNOTES ON FOLLOWING PAGE)

      NOTES TO SUMMARY COMBINED AND PRO FORMA FINANCIAL AND OPERATING DATA

(1) Reflects adjustment to give effect to the Central Texas and the Washington Acquisitions as if such acquisitions had occurred February 1, 1995. The pro forma information is not necessarily indicative of the results that actually would have been achieved had such transactions been consummated as of February 1, 1995, or that may be achieved in the future. See "Selected Combined and Pro Forma Financial and Operating Data" and Pro Forma Unaudited Financial Statements and the Notes thereto.

(2) Adjusted to give effect to the sale of 4,200,000 shares of Class A Common Stock offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds," "S Corporation Distributions," "Capitalization," Pro Forma Unaudited Financial Statements and the Notes thereto, and the Combined Financial Statements and the Notes thereto.

(3) For all periods presented, the Company was an S corporation and was not generally subject to corporate income taxes. The pro forma income tax provision has been computed as if the Company were subject to corporate income taxes for all periods presented based on the tax laws in effect during the respective periods. See "S Corporation Distributions" and the Combined Financial Statements and the Notes thereto.

(4) Adjusted to give effect to (i) the deferred tax asset of approximately $850,000 resulting from the termination of the Company's status as an S corporation, and (ii) the $15.0 million S corporation distribution to existing stockholders which will be paid out of the net proceeds of this Offering.

(5) Includes interest bearing and non-interest bearing liabilities incurred in connection with inventory financing. See Note 5 to the Combined Financial Statements.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS BEFORE PURCHASING THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY.

DEPENDENCE UPON JOHN DEERE

    The Company is an authorized dealer of John Deere industrial and agricultural equipment and parts in its designated areas of responsibility and at its store locations, and the Company's acquisition strategy contemplates the acquisition of additional Deere areas of responsibility and store locations. During fiscal 1996, approximately 72% of the Company's new equipment sales represented sales of new equipment supplied by Deere and a majority of the Company's sales from parts and service also were directly related to Deere equipment. The Company depends on Deere for floor plan financing to finance a substantial portion of its inventory. As of October 31, 1996, Deere and its subsidiaries were financing approximately $89.1 million of the Company's inventory of Deere equipment. See "Business--Floor Plan Financing." In addition, Deere provides a significant percentage of the financing used by the Company's customers to purchase Deere equipment from the Company. See "Business--Customer Financing Options." Deere also provides incentive programs and discount programs from time to time which enable the Company to price its products more competitively. In addition, Deere conducts promotional and marketing activities on national, regional, and local levels. Due to the Company's dependence on Deere, the Company believes that its success depends, in significant part, on
(i) the overall success of Deere, (ii) the availability and terms of floor plan financing and customer financing from Deere, (iii) the incentive and discount programs provided by Deere and its promotional and marketing efforts for its industrial and agricultural products, (iv) the goodwill associated with John Deere trademarks, (v) the introduction of new and innovative products by Deere,
(vi) the manufacture and delivery of competitively-priced, high quality equipment and parts by Deere in quantities sufficient to meet the requirements of the Company's customers on a timely basis, and (vii) the quality, consistency, and management of the overall Deere dealership system. If Deere does not provide, maintain, or improve any of the foregoing, there could be a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Dealership Agreements."

DEERE TERMINATION RIGHTS

    Under a master agreement with Deere (the "Deere Agreement"), Deere has the right to terminate the Company's dealer appointments immediately if Ronald D. Offutt, the Company's Chairman, Chief Executive Officer, and principal stockholder, ceases to (i) own or control in excess of 50% of the outstanding voting power, or whatever greater percentage is required to control corporate actions that require a stockholder vote, and (ii) own at least 35% of the outstanding Common Stock. Upon consummation of this Offering, Mr. Offutt will own or control approximately 85.4% (83.9% if the Underwriters' over-allotment option is exercised in full) of the outstanding voting power of the Company and will own approximately 59.4% (56.6% if the Underwriters' over-allotment option is exercised in full) of the Common Stock. Deere also has a right to terminate the Company's dealer appointments in the event of Mr. Offutt's death; however, Deere cannot exercise this right to terminate if, at that time, (i) there is in place an ownership succession plan approved by Deere, (ii) the Company and Deere have identified events which would thereafter constitute changes of control of the Company entitling Deere to terminate the dealer appointments, (iii) the Company and each of its stores are under continuing management acceptable to Deere, (iv) there is no existing breach and no grounds for termination exist with respect to any of the Company's agreements with Deere, including the ownership requirements, and (v) Deere in its sole discretion has determined that each of the Company's areas of responsibility and store locations justifies the continuation of the Deere appointment for such area or location. As of the date of this Prospectus, all of these conditions would be met.

    In addition, Deere is entitled to terminate the Company's dealer appointments on one year's notice if the equity-to-assets ratio of the Company's Deere dealer operations is below 25% as calculated by Deere based on the Company's fiscal year end audit, provided that the Company has not cured such deficiency within 180 days of such fiscal year end. Certain business operations and assets of the Company held in wholly-owned subsidiaries, such as its real estate and its irrigation and equipment rental businesses, are excluded from this calculation. In addition, without regard to any subsequent attempts to cure, upon one year's notice Deere may terminate dealer appointments for which the Company fails to meet certain performance criteria and market share objectives for each of its agricultural stores, including developing and achieving Deere-approved business plans. The Company's industrial operations also must maintain overall and core product market share and product support standards at a level greater than the level corresponding to the 50th percentile of all of Deere's United States industrial dealers and may be terminated upon one year's prior written notice without regard to any subsequent attempts to cure. Acquired operations that are performing below these levels at the time the acquisition is completed have a three-year grace period to meet these standards. Deere has advised the Company that, after excluding acquisitions that fall into such grace period, the Company's operations currently meet all of these performance criteria. In addition, Deere can terminate the Company's agricultural dealer appointments for cause or if Deere determines that there is not sufficient market potential to support a dealership in a particular location upon prior written notice to the Company of 180 days. The Company's dealer appointments terminate immediately upon the commencement of the dissolution or liquidation of the Company or a sale of a substantial part of the business, change in the location of a dealership without Deere's prior written consent, the withdrawal of a major stockholder or a substantial reduction in interest of a major stockholder, or a default under any security agreement with Deere. The appointments also may be terminated upon the revocation or discontinuance of any guaranty of Ronald D. Offutt or the Company to Deere, unless replaced by a letter of credit acceptable to Deere. See "Business--Personal Guaranty."

    In the event of Mr. Offutt's death, Deere thereafter will have the right to terminate the Company's dealer appointments upon the occurrence of a "change of control." A "change of control" is defined for these purposes as (i) the sale, lease, exchange, or other transfer of substantially all of the Company's assets,
(ii) a merger, consolidation, reorganization, or similar transaction in which the Company's stockholders do not own more than 50% of the voting power of the surviving entity (provided that if they own more than 50% but less than 80% of the voting power, the merger must be approved by a majority of the directors who were directors at the time of Mr. Offutt's death or subsequent directors whose election has been approved by existing directors ("Continuity Directors")),
(iii) a vote by the stockholders to approve a transaction set forth in (i) or
(ii), (iv) the acquisition by a person other than Mr. Offutt or his heirs of 50% or more of the voting power of the Company (20% if such acquisition has not been approved by a majority of the Continuity Directors), (v) a change in the corporate executive officers without Deere's approval, or (vi) if Continuity Directors cease to constitute a majority of the Company's Board of Directors.

    Termination of certain or all of the Company's Deere dealer appointments would have a material adverse effect on the results of operations and financial condition of the Company. The Company is presently unaware of any intention by Deere to terminate any of its dealer appointments. See "Business-- Dealership Agreements."

DEERE DEALERSHIP AGREEMENTS--OTHER PROVISIONS

    The Company operates its Deere industrial and agricultural stores pursuant to the Deere Agreement and pursuant to Deere's customary industrial or agricultural dealership agreements for each of the Company's industrial areas of responsibility and agricultural store locations. These agreements impose a number of restrictions and obligations on the Company with respect to its operations, including a prohibition on carrying industrial products which are competitive with Deere products, and an obligation to maintain suitable facilities, provide competent management, actively promote the sale of Deere equipment in the Company's designated areas of responsibility, fulfill the warranty obligations of Deere, provide service and maintain sufficient parts inventory to service the needs of its customers, maintain inventory in proportion to the sales potential in each of the Company's designated areas of responsibility, maintain adequate working capital, and maintain stores only in authorized locations. The Deere Agreement also provides that the Company cannot engage in discussions to acquire other Deere dealerships without Deere's prior written consent, which Deere may withhold in its sole discretion. In addition, Deere has the right to have input into the selection of the Company's management personnel, including store managers, and to have input with respect to the selection of nominees to the Company's Board of Directors and the removal of directors. The prior consent of Deere is required for the opening of any store within the Company's designated areas of responsibility and for the acquisition of any other Deere dealership. There can be no assurance that any such consent will be given by Deere. See "Business-- Dealership Agreements." In addition, the Company is prohibited from making acquisitions, initiating new business activity, paying dividends, repurchasing its capital stock, or making any other distributions to stockholders if the Company's equity to assets ratio is below 30%, as calculated by Deere under the Deere Agreement, or if such ratio would fall below 30% as a result of such action. The Company believes its equity-to-assets ratio as so calculated at the time of consummation of this Offering and at the end of fiscal 1997 will be at least 30%.

    The Company's Deere dealer appointments are not exclusive. Deere could appoint other dealers in close proximity to the Company's existing stores. The areas of responsibility assigned to the Company's industrial dealerships can be reduced by Deere upon 120 days' prior written notice. In addition, the dealer agreements can be amended at any time without the Company's consent, so long as the same amendment is made to the dealer agreements of all other Deere dealers. Deere also has the right to sell directly to federal, state, and local governments, as well as national accounts. To the extent Deere appoints other dealers in the Company's markets, reduces the areas of responsibility relating to the Company's industrial stores, amends the dealer agreements, or sells substantial amounts of equipment directly to government entities and national accounts, the Company's results of operations and financial condition could be adversely affected.

EFFECTS OF DOWNTURN IN GENERAL ECONOMIC CONDITIONS; CYCLICALITY, SEASONALITY,
  AND WEATHER

    The Company's business, and particularly the sale of new equipment, is dependent on a number of factors relating to general economic conditions, including agricultural industry cycles, construction spending, federal, state, and local government spending on highways and other construction projects, new housing starts, interest rate fluctuations, economic recessions, customer business cycles, and customer confidence in the economy. Accordingly, the Company's financial condition and results of operations may be materially and adversely affected by any general downward economic pressures, or adverse cyclical trends. The ability to finance affordable purchases, of which the interest rate charged is a significant component, is an important part of a customer's decision to purchase equipment. Interest rate increases may make equipment purchases less affordable for customers and, as a result, the Company's revenues and profitability may decrease. To the extent the Company cannot pass on to its customers the increased costs of its own inventory financing resulting from increased interest rates, its net income also may decrease. As a result of all of the foregoing, the Company's results of operations have in the past and in the future are expected to continue to fluctuate from quarter to quarter and year to year.

    The Company generally experiences lower levels of equipment sales during the period from November through April, impacting the first and fourth quarters of each fiscal year, due to the crop growing season and winter weather conditions in the Midwest. Typically, farmers purchase agricultural equipment immediately prior to planting or harvesting crops, which occurs during the Company's second and third fiscal quarters. As a result, sales of agricultural equipment generally are lower in the first and fourth fiscal quarters. Winter weather in the Midwest also limits construction to some degree and, therefore, also typically results in lower sales of industrial equipment in the first and fourth fiscal quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    The Company's results of operations have been and are expected to be affected by weather. Severe weather can adversely impact agricultural and construction activity, resulting in decreased demand for the Company's products and services and lost revenues. For example, the winter of 1995/1996 was extremely cold, with numerous record low temperatures set in both December 1995 and January 1996. As a result, customers in the Midwest did not buy wholegoods and equipment was not able to be moved for normal servicing. To the extent severe weather occurs, the Company's results of operations and financial condition could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH EXPANSION

    The Company believes a significant portion of its future growth will depend on its ability to acquire additional dealerships, and the Company intends to use up to approximately $34.4 million of the net proceeds of this Offering to finance future acquisitions, new stores, and internal growth. In pursuing its acquisition strategy, the Company will face risks commonly encountered with growth through acquisitions. These risks include incurring significantly higher than anticipated capital expenditures and operating expenses, failing to assimilate the operations and personnel of acquired dealerships, disrupting the Company's ongoing business, dissipating the Company's management resources, failing to maintain uniform standards, controls, and policies, and impairing relationships with employees and customers as a result of changes in management. Realization of the full benefit of the Company's strategies, operating model, and systems as to an acquired dealership may take several years. There can be no assurance that the Company will be successful in overcoming these risks or any other problems encountered with acquisitions, including the Company's recent and future acquisitions. To the extent the Company does not successfully avoid or overcome the risks or problems related to acquisitions, the Company's results of operations and financial condition could be adversely affected. Future acquisitions also will have a significant impact on the Company's financial position and capital needs, and could cause substantial fluctuations in the Company's quarterly and yearly results of operations. Acquisitions could include significant goodwill and intangible assets, resulting in substantial amortization charges to the Company that would reduce stated earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Growth Strategy--Pursuing Additional Acquisitions."

    Deere's consent is required for the acquisition of any Deere dealership or the opening of a new store, and, consequently, any prospective acquisition or new store opening will require Deere's consent. Deere typically evaluates management, performance, and capitalization of a prospective acquiror or existing Deere dealer, as the case may be, in determining whether to consent to the sale of a Deere dealership or approve the opening of a new store. While the Company believes that its management, operational history, acquisition history, and capitalization allow it to compete effectively for the acquisition of additional areas of responsibility and stores and to grow by opening new stores, there can be no assurance that Deere will allow ownership concentration of Deere dealerships beyond a certain level. Although the Company believes that Deere wants fewer, better capitalized dealers to achieve higher sales and better customer service, there can be no assurance that Deere will approve any or all future acquisitions or the opening of new stores proposed by the Company. See "Business--Dealership Agreements."

MANAGEMENT OF GROWTH

    The Company has grown significantly in recent years and is expected to continue to grow through acquisitions, opening new stores, and internal growth. Management has expended, and expects to continue to expend, significant time and effort in evaluating, completing, and integrating acquisitions, opening new stores, and supporting internal growth. There can be no assurance that the Company's systems, procedures, and controls will be adequate to support the Company's operations as they expand. Any future growth also will impose significant added responsibilities on members of senior management, including the need to identify, recruit, and integrate new senior level managers and executives. There can be no assurance that such additional management will be identified and retained by the Company. If the Company is unable to manage its growth efficiently and effectively, or is unable to attract and retain additional qualified management, there could be a material adverse effect on the Company's financial condition and results of operations.

AVAILABILITY OF ACQUISITION CANDIDATES; NEED FOR ADDITIONAL CAPITAL

    The Company's ability to continue to grow through the acquisition of additional Deere areas of responsibility and store locations or other businesses will be dependent upon (i) the availability of suitable acquisition candidates at an acceptable cost, (ii) receiving Deere approval of acquisitions as required or appropriate, (iii) the Company's ability to compete effectively for available acquisition candidates, and (iv) the availability of capital to complete the acquisitions. Expansion of the Company through new store openings and internal growth also will require significant capital expenditures. The Company intends to use up to $34.4 million of the net proceeds of this Offering to finance acquisitions, new stores, and internal growth. If additional financing for those purposes is necessary, the Company intends to finance growth with cash generated from operations, through the incurrence or assumption of indebtedness, and through issuances of Class A Common Stock, Preferred Stock, other forms of equity, or debt securities. Using cash to finance acquisitions, new stores, and internal growth could substantially limit the Company's financial flexibility, using debt could result in financial covenants that limit the Company's operating and financial flexibility, and using equity may result in significant dilution of the interest in the Company of the stockholders at that time. The use of cash, debt, or equity to finance acquisitions, new stores, and internal growth also could be limited by provisions in the Deere Agreement, which gives Deere the right to terminate the Company's dealer appointments if Mr. Offutt ceases to (i) own or control in excess of 50% of the outstanding voting power, or whatever greater percentage is required to control corporate actions requiring a stockholder vote, and (ii) own at least 35% of the outstanding Common Stock, and which requires that the Company meet the required equity-to-asset ratio upon completion of each acquisition. The Deere Agreement also provides that the Company cannot engage in discussions to acquire other Deere dealerships without Deere's prior written consent, which Deere may withhold in its sole discretion. There can be no assurance that Deere will consent to any future acquisition. See "Business--Dealership Agreements." In addition, there can be no assurance that the Company will be able to obtain additional capital on acceptable terms. If the Company is unable to obtain additional capital on acceptable terms, the Company's acquisition activities, new store openings, and internal growth may be limited. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources." To the extent the Company is limited in its ability to make acquisitions, open new stores, or to grow internally for any reason, the Company's growth, financial condition, and results of operations could be adversely affected.

SUBSTANTIAL INVENTORY FINANCING REQUIREMENTS

    The sale of industrial and agricultural equipment requires substantial inventories of equipment and parts to be maintained at each store in order to facilitate sales to customers on a timely basis. The Company generally purchases its inventories of Deere equipment with the assistance of floor plan financing programs through Deere. Inventories of products from other suppliers generally are financed through a line of credit with Ag Capital Company ("Ag Capital"), a cooperative lending institution which is controlled by Ronald D. Offutt, the Company's Chairman, Chief Executive Officer, and principal stockholder, or through floor financing programs offered by such suppliers. As the Company grows, whether through acquisitions, opening new stores, or internal growth, its inventory requirements will increase and, as a result, the Company's financing requirements also will increase. In the event that the Company's available financing sources are not sufficient to satisfy its future requirements, the Company would be required to obtain additional financing from other sources. While the Company believes that it could obtain additional financing or alternative financing if required, there can be no assurance that such financing could be obtained on commercially reasonable terms. To the extent such additional financing cannot be obtained on commercially reasonable terms, the Company's growth and results of operations could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Business--Floor Plan Financing," and "Certain Relationships and Related Transactions."

COMPETITION

    The Company anticipates that both its industrial and agricultural operations will continue to face strong, and perhaps increasing, competition. The Company's industrial stores compete with distributors of industrial equipment from suppliers other than Deere such as Case Corporation ("Case"), Caterpillar Inc. ("Caterpillar"), and Komatsu Corporation ("Komatsu"). The Company's agricultural stores compete with distributors of agricultural equipment from suppliers such as Agco Corporation ("Agco"), Case, and New Holland, N.V., a subsidiary of Fiat ("New Holland"). Some of these competitors may be larger and have substantially greater capital resources than the Company. The Company's stores also compete to a degree with other Deere dealerships. Competition among distributors of equipment can be intense and is primarily based on the price, value, reputation, quality, and design of the products offered by the dealer, the customer service and equipment servicing provided by the dealer, and the accessibility of stores. Although the Company believes that it is competitive in all of these categories, there can be no assurance that the Company will remain competitive in general or in any particular area in which the Company has operations. To the extent Deere's competitors provide their distributors with more innovative and/or higher quality products, better pricing, or more favorable customer financing, or have more effective marketing efforts, the Company's ability to compete and financial condition and results of operations could be adversely affected. In addition, to the extent Deere's products are not as competitive or in demand as those of suppliers not used by the Company, the Company's results of operations could be adversely affected. With respect to industrial equipment rental operations, there are a number of significant competitors, including Deere, which participates in a rental joint venture with operations in Arizona and California. See "Business--Competition."

DEPENDENCE UPON KEY PERSONNEL

    The Company believes its success depends, in large part, upon the continued services of Ronald D. Offutt, Chairman and Chief Executive Officer, Paul T. Horn, President and Chief Operating Officer, and Allan F. Knoll, Chief Financial Officer. The loss of any of these individuals could materially and adversely affect the Company. The Company does not maintain key person life insurance on any of these individuals. Since October 1, 1996, Mr. Horn has devoted his full-time to the Company. Messrs. Offutt and Knoll will continue to spend approximately 25% of their time on Company-related activities, with the balance of their time spent on activities for R. D. Offutt Company ("Offutt Co.") and other entities wholly or substantially owned, controlled, and/or managed by Mr. Offutt (collectively, the "Offutt Entities"). Messrs. Horn and Knoll also are stockholders and serve as officers and directors of Offutt Co. and many of the Offutt Entities. See "Management" and "Certain Relationships and Related Transactions."

CERTAIN TRANSACTIONS WITH AFFILIATES AND POTENTIAL CONFLICTS OF INTEREST

    The Company has engaged in, and expects to continue to engage in, business transactions with various Offutt Entities, including, among others, sales of agricultural equipment and parts, leasing of real estate, corporate support services, floor plan financing, and customer financing. The Company had sales of equipment and related parts and services to the Offutt Entities in the aggregate amounts of $1.9 million, $3.5 million, $5.5 million, and $4.9 million in fiscal 1994, 1995, 1996, and the nine months ended October 31, 1996, respectively. Ag Capital and another Offutt Entity provide the Company with financing for a portion of its working capital needs, primarily inventory financing for non-Deere equipment. Interest on such financings typically is at the prime rate as it varies from time to time. Interest paid to Offutt Entities for inventory financing totalled $771,000, $627,000, $849,000, and $829,000 in fiscal 1994,
1995, 1996, and the nine months ended October 31, 1996, respectively. The total amount outstanding under these inventory financing arrangements at October 31, 1996 was $9.4 million. In addition, the amount of customer financing provided by Offutt Entities as of January 31, 1994, 1995, and 1996, and as of October 31, 1996 was $12.2 million, $24.3 million, $32.8 million, and $43.8 million, respectively. The Offutt Entities will continue to purchase equipment, parts, and services from the Company and provide financing to the Company and its customers following this Offering. The Company receives certain corporate support services from various Offutt Entities, including office space for its executive offices, use of conference and meeting facilities, use of an aircraft for Company business, administration of the Company's 401(k) plan and other employee benefits, and certain real estate management services. The Company has historically paid for such services based on its pro rata usage compared to the usage of other Offutt Entities or at a fixed charge. Charges for such services totalled $48,000, $56,000, $77,000, and $94,000, in fiscal 1994, 1995, 1996, and the nine months ended October 31, 1996, respectively. Upon consummation of this Offering, all such services will be provided to the Company pursuant to a three-year

Corporate Services Agreement and the cost of such services to the Company will be on the same basis as in prior years. The Company believes that all of these transactions were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions between the Company and any of the Offutt Entities or the Company's officers, directors, principal stockholder, or their affiliates will be approved both by a majority of all members of the Company's Board of Directors and by a majority of the independent and disinterested outside directors, and will continue to be on terms believed to be no less favorable to the Company than could be obtained from unaffiliated third parties. Messrs. Offutt, Horn, and Knoll also are stockholders and serve as officers and directors of various Offutt Entities, which may present a conflict of interest when the Company enters into transactions with an Offutt Entity. See "Certain Relationships and Related Transactions."

CONTROL BY RONALD D. OFFUTT

    The Company's outstanding voting capital stock consists of Class A Common Stock and Class B Common Stock. Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to four votes per share. Upon consummation of this Offering, Ronald D. Offutt, the Company's Chairman, Chief Executive Officer, and principal stockholder, will own 100% of the outstanding Class B Common Stock representing approximately 85.4% of the outstanding voting power of the Common Stock (approximately 83.9% if the Underwriters' over-allotment option is exercised in full). Under the Deere Agreement, Deere has the right to terminate the Company's dealer appointments if Mr. Offutt ceases to (i) own or control in excess of 50% of the outstanding voting power, or whatever greater percentage is required to control corporate actions that require a stockholder vote, and (ii) own at least 35% of the outstanding Common Stock. As a result of such voting control, Mr. Offutt will have the power to control the Company, including the election of all of the directors of the Company, the determination of matters requiring stockholder approval, and other matters pertaining to corporate governance. Such voting concentration may have the effect of discouraging, delaying, or preventing a change of control, including transactions in which the holders of Class A Common Stock might otherwise receive a premium for their shares over the then-current market price. Mr. Offutt will also have sufficient voting power to take stockholder action by written consent, without a stockholder meeting. See "Principal Stockholders" and "Description of Capital Stock."

PRODUCT LIABILITY RISK

    Products sold or serviced by the Company may expose it to potential liabilities for personal injury or property damage claims relating to the use of such products. Although product liability claims historically have not had a material adverse effect upon the Company, there can be no assurance that the Company will not be subject to or incur any liability for such claims in the future. While the Company maintains third-party product liability insurance which it believes to be adequate, there can be no assurance that the Company will not experience claims in excess of its insurance coverage, or claims which are ultimately not covered by insurance or for which manufacturers do not provide indemnity. There also can be no assurance that such insurance will continue to be available on economically reasonable terms. An uninsured or partially insured claim for which indemnification is not provided could have a material adverse effect on the financial condition of the Company. Furthermore, if any significant claims are made against the Company or against Deere or any of the Company's other suppliers, the Company's business may be adversely affected by any resulting negative publicity. See "Business--Product Liability and Legal Proceedings."

GOVERNMENT REGULATION

    The Company is subject to numerous federal, state, and local rules and regulations, including regulations promulgated by the Environmental Protection Agency and similar state agencies with respect to storing, shipping, disposing, discharging, and manufacturing hazardous materials and hazardous and non-hazardous waste. These activities are associated with the repair and maintenance of equipment at the Company's facilities. Currently, none of the Company's stores or operations exceeds small quantity generation status. Although the Company believes that its operations are in material compliance with current laws and regulations, including environmental laws and regulations, there can be no assurance that current regulatory requirements will not change, that unforeseen environmental incidents will not occur, or that past contamination or non-compliance with environmental laws will not be discovered on properties on which the Company is or has been located. See "Business--Environmental Standards and Government Regulations."

S CORPORATION STATUS; USE OF PROCEEDS

    Beginning November 1, 1989 and continuing until January 20, 1997, the Company elected to be treated as an S corporation under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). As a result, during that period the Company's stockholders were directly subject to tax on the income of the Company for federal, state, and certain local income tax purposes. The Company will use approximately $15.0 million of the net proceeds of this Offering to make a distribution to its existing stockholders of substantially all of the previously undistributed accumulated net income of the Company as of January 31, 1996 with respect to which such stockholders have previously paid taxes. The Company has terminated its S election and hereafter will be taxed as a C corporation and similar distributions will not be made to the purchasers of Class A Common Stock in this Offering. Additionally, while the Company believes that it has met the S corporation requirements and, as of the date of this Prospectus, the Internal Revenue Service (the "IRS") has not challenged the Company's S corporation status, if, for any reason, the Company were subsequently determined by the IRS not to have met S corporation requirements, the Company could be liable to pay federal corporate taxes on its income at the effective federal corporate tax rate for all or a part of the period from November 1, 1989 through the termination of the S election, plus interest and possibly penalties. See "S Corporation Distributions" and "Certain Relationships and Related Transactions."

ANTI-TAKEOVER MEASURES; POSSIBLE ISSUANCES OF PREFERRED STOCK

    Under the Deere Agreement, Deere has the right to terminate the Company's dealer appointments if Mr. Offutt ceases to (i) own or control in excess of 50% of the outstanding voting power, or whatever greater percentage is required to control corporate actions that require a stockholder vote, and (ii) own at least 35% of the outstanding Common Stock. Further, in the event of Ronald D. Offutt's death, Deere also will have the power to terminate the Company's dealer appointments upon the occurrence of a "change of control." See "--Deere Termination Rights." These restrictions may effectively prevent a third party from acquiring a substantial portion or a majority of the Company's outstanding capital stock without Deere's consent. In addition, pursuant to the Company's Certificate of Incorporation, the Board of Directors is authorized to issue up to 500,000 shares of Preferred Stock and fix the rights, preferences, privileges, and restrictions, including voting rights, of such shares without any further vote or action by the stockholders. See "Description of Capital Stock--Preferred Stock." The rights of the holders of Class A Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of any shares of Preferred Stock may result in significant dilution of the interest in the Company of the holders of Common Stock at that time. While the Company has no present intention to issue shares of Preferred Stock, any such issuance could make it more difficult for a third party to acquire a majority of the outstanding voting power of the Company. Stockholders also do not have the right of cumulative voting for the election of directors. The ownership interest and voting control by Mr. Offutt, the requirements in the Deere Agreement, the ability of the Board of Directors to issue shares of Preferred Stock without further vote or action by the stockholders, and other provisions in the Company's Certificate of Incorporation may discourage, delay, or prevent a change of control of the Company without further action by the stockholders, and, consequently, also could adversely affect the market price of the Class A Common Stock. The Company also is subject to the anti-takeover provisions of
Section 203 of the Delaware General Corporation Law (the "DGCL"), which could have the effect of delaying or preventing a change of control of the Company. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

    Sales of shares of Class A Common Stock (including shares issued upon the exercise of stock options) in the public market after consummation of this Offering, or the perception that such sales could occur, could materially and adversely affect the market price of the Class A Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company would deem appropriate. Upon the consummation of this Offering, the Company will have 12,550,000 shares of Class A Common Stock outstanding, or issuable upon conversion of the 7,458,492 outstanding shares of Class B Common Stock, of which the shares offered hereby will be tradeable without restriction unless they are purchased by an affiliate of the Company. Shares of Common Stock outstanding prior to consummation of this Offering will be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). These "restricted securities" and any shares purchased by affiliates of the Company in this Offering may be sold only if they are registered under the Securities Act or pursuant to an applicable exemption from the registration requirements of the Securities Act, including Rule 144. The Company, its directors, its executive officers, and the holders of approximately 8,350,000 shares of Common Stock have agreed not to sell, otherwise dispose of, or pledge such shares for 180 days after the date of this Prospectus without the prior written consent of Credit Suisse First Boston Corporation. After expiration of the lock-up agreements, in addition to the shares sold in this Offering, an additional 7,924,716 shares of Class A Common Stock will be available for sale in the public market, including 7,033,208 shares of Class A Common Stock into which shares of Class B Common Stock are convertible on a one-for-one basis, subject in certain cases to volume and manner of sale limitations. The remaining 425,284 shares of Common Stock held by existing stockholders will become eligible for public resale at various times over a period of less than two years following the consummation of this Offering, subject to volume and manner of sale limitations pursuant to Rule 144. In addition, the Company intends to file a registration statement under the Securities Act to register an aggregate of 1,250,000 shares of Class A Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan (the "Incentive Plan"). The Company intends to grant options to purchase approximately 600,000 shares of Class A Common Stock prior to consummation of this Offering at an exercise price equal to the initial public offering price. The issuance of shares pursuant to the Incentive Plan or otherwise could result in the dilution of the voting power of the shares of Class A Common Stock purchased in this Offering and could have a dilutive effect on earnings per share. See "Management--1996 Stock Incentive Plan," "Description of Capital Stock," "Shares Eligible for Future Sale," and "Underwriting."

NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to this Offering, no public market for the Common Stock existed. Although the Class A Common Stock has been approved for listing on the NYSE, there can be no assurance that an active trading market will develop or be sustained following this Offering. The initial public offering price of the Class A Common Stock offered hereby will be determined through negotiations between the Company and the representatives of the Underwriters. See "Underwriting." The market price for the Class A Common Stock may be volatile and subject to fluctuations resulting from news announcements concerning the Company, quarterly operating results, the markets for industrial or agricultural equipment, announcements by Deere or other suppliers of equipment to the Company or by competitive manufacturers, analyst recommendations, general securities market conditions, and other factors. The stock market in general, and the market for shares of small capitalization stocks in particular, have experienced significant price and volume fluctuations that often have been unrelated to the operating performance of particular companies. These market fluctuations may adversely affect the market price of the Class A Common Stock and the negotiated initial public offering price may not be indicative of future market prices of the Class A Common Stock.

DILUTION

    Purchasers of shares of the Class A Common Stock offered hereby will experience immediate and substantial dilution of the net tangible book value of the Class A Common Stock in the amount of $9.67 per share from the initial public offering price. The net tangible book value per share of the Class A Common Stock represents the amount of the Company's tangible assets less liabilities divided by the number of shares of Common Stock outstanding. See "Dilution."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 4,200,000 shares of Class A Common Stock offered hereby (after deducting underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $59.5 million ($68.6 million if the Underwriters' over-allotment option is exercised in full).

    The Company plans to use a portion of the net proceeds of this Offering to pay the purchase price and repay indebtedness incurred in connection with recently completed acquisitions, in the aggregate amount of approximately $10.1 million, including (i) a promissory note in the amount of $8.4 million, payable by the Company to Ag Capital, which bears interest at the prime rate (8.25% as of December 31, 1996) and matures on February 28, 1997, incurred in connection with the Central Texas Acquisition, and (ii) a promissory note in the amount of $1.7 million, payable by the Company to Ag Capital, which bears interest at the prime rate and matures February 28, 1997, incurred in connection with the Washington Acquisition. See "Certain Relationships and Related Transactions." The Company also plans to use a portion of the net proceeds of this Offering to pay an aggregate distribution of approximately $15.0 million to the existing stockholders of the Company of substantially all of the previously undistributed, accumulated net income of the Company as of January 31, 1996. See "S Corporation Distributions."

    The Company plans to use the balance of the net proceeds of approximately $34.4 million ($43.5 million if the Underwriters' over-allotment option is exercised in full) to finance future acquisitions, new stores, and internal growth and for other general corporate purposes, including working capital. The Company intends to continue to evaluate acquisition opportunities as they arise and expects that future acquisitions primarily will consist of existing Deere agricultural and industrial dealers. The Company also may consider acquisitions of complementary businesses, such as equipment rental operations. The Company has entered into a letter of intent to acquire certain assets of an industrial equipment rental company with five locations in Arizona. If this contemplated acquisition is completed, the Company would expect to use approximately $2.4 million of the net proceeds of this Offering and assume certain liabilities. See "Business--Recent and Contemplated Acquisitions." This contemplated acquisition is subject to a number of conditions, including the negotiation and execution of a definitive agreement and the completion of due diligence. There can be no assurance that such conditions will be fulfilled or that the contemplated acquisition will be consumated.

    The Company currently is not a party to any other agreement or understanding with respect to other possible acquisitions.

    Pending such uses, the net proceeds of this Offering will be used to reduce borrowings under the Company's lines of credit, including its floor plan financing with Deere or indebtedness to Ag Capital, each of which bears interest at the prime rate (8.25% as of December 31, 1996).

                          S CORPORATION DISTRIBUTIONS

    The Company elected to be taxed as an S corporation from November 1, 1989 until January 20, 1997. Consequently, the stockholders of the Company paid the federal and state income taxes on the Company's taxable income directly for all periods during which the Company was an S corporation. Prior to fiscal 1997, a portion of the net income of the Company was distributed to the stockholders, primarily to enable them to pay the tax liability incurred by them in connection with the Company's taxable income. Distributions declared to date in fiscal 1997 approximate the net income of the Company until the S corporation termination. Dividends declared and paid for the fiscal years ended January 31, 1994, 1995, 1996, and during the nine-month period ended October 31, 1996 aggregated approximately $2.3 million, $3.8 million, $4.3 million, and $7.5 million, respectively, and dividends declared but unpaid as of October 31, 1996 were $2.2 million. This amount, plus net income before taxes for the fourth quarter of fiscal 1997, which is estimated to be approximately $900,000, is expected to be distributed to the existing stockholders prior to the consummation of this Offering. Purchasers of Class A Common Stock in this Offering will not receive any of these distributions.

    Simultaneously with the consummation of this Offering, the Company will pay to its existing stockholders from the net proceeds of this Offering an additional aggregate distribution of approximately $15.0 million, which represents a distribution to such stockholders of substantially all of the previously undistributed, accumulated net income of the Company as of January 31, 1996 with respect to which such stockholders have previously paid taxes. This distribution will allow the existing stockholders of the Company to receive this accumulated net income without having to pay additional taxes on such amounts. Purchasers of Class A Common Stock in this Offering will not receive any of these distributions. The Company will enter into a tax agreement with its existing stockholders prior to the consummation of this Offering which will provide that, to the extent undistributed taxable income of the Company, as subsequently established in connection with the filing of the Company's tax return for the Company's last S corporation tax year, is less than these distributions, such stockholders will make a payment equal to such difference to the Company, and if such undistributed taxable income is greater than these distributions, the Company will make an additional distribution equal to such difference to such stockholders. This agreement will also provide that the Company will indemnify its existing stockholders against additional income taxes resulting from adjustments made (as a result of a final determination made by a competent tax authority) to the taxable income reported by the Company as an S corporation for periods prior to termination of the S corporation status, but only to the extent those adjustments provide a tax benefit to the Company.

    Because the Company has used a fiscal year rather than a calendar year for its taxable year during its existence as an S corporation, the Company has made required payments to the IRS under Section 444 of the Internal Revenue Code. As of October 31, 1996, the payments held on deposit totalled approximately $570,000, which amount will be refunded to the Company.

    The Company has elected to allocate its taxable income on the basis of closing its books effective the end of business on the day before the termination of its S corporation status. Upon termination of its S corporation status, the Company became subject to income taxation and, in connection therewith, the Company will record an asset of approximately $850,000 for deferred income taxes on its balance sheet. See Note 8 to the Combined Financial Statements.

                                REINCORPORATION

    The Company, originally incorporated in North Dakota in 1968, was reincorporated in Delaware effective in January 1997. Concurrently with and as part of the reincorporation, the Company also completed a 44.5-for-one stock split and share exchange so that each existing stockholder other than Mr. Offutt received 44.5 shares (a total of 891,508 shares) of Class A Common Stock, and Mr. Offutt received 44.5 shares (a total of 7,458,492 shares) of Class B Common Stock of the new Delaware corporation for each share of the North Dakota corporation.

                                DIVIDEND POLICY

    Following the consummation of this Offering, the Company's Board of Directors intends to retain the earnings of the Company, if any, to support the Company's operations and to finance expansion, and it does not intend to pay cash dividends on the Common Stock in the foreseeable future. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors and will depend on the Company's financial condition, results of operations, capital requirements, dividend restrictions under its agreements with Deere or with any credit provider, and such other factors as the Board of Directors may deem relevant. No dividends may be declared or paid on any share of either class of Common Stock, unless such dividend, at the same rate per share, is simultaneously declared or paid on each share of the other class of Common Stock.

    Under the Deere Agreement, the Company is prohibited from paying any dividends, effecting any capital stock repurchase, or making any other distributions to stockholders if the Company's equity-to-assets ratio is below 30%, as calculated by Deere under the Deere Agreement, or would be below such percentage as a result of such dividend, repurchase, or distribution. For purposes of making this calculation, certain business operations and assets of the Company held in wholly-owned subsidiaries, such as its real estate and its irrigation and rental businesses, are excluded.

    Because the Company was an S corporation until January 20, 1997, a portion of the net income of the Company has been distributed from time to time to its existing stockholders as a dividend primarily to cover the taxes payable by such stockholders with respect to the Company's taxable income. In addition, dividends declared but unpaid as of October 31, 1996 were $2.2 million. This amount, plus net income before taxes for the fourth quarter of fiscal 1997, which is estimated to be approximately $900,000, will be distributed to the existing stockholders prior to consummation of this Offering. An additional distribution of approximately $15.0 million will be paid to the existing stockholders from the net proceeds of this Offering simultaneously with the consummation of this Offering, representing substantially all of the previously undistributed, accumulated net income of the Company as of January 31, 1996 with respect to which stockholders have already paid taxes. Purchasers of shares of Class A Common Stock in this Offering will not receive any of these distributions. See "S Corporation Distributions."

                                    DILUTION

    The pro forma net tangible book value of the Common Stock as of October 31, 1996 was $13.6 million or $1.63 per share, after giving pro forma effect to the Central Texas and the Washington Acquisitions, the 44.5-for-one stock split in connection with the reincorporation of the Company, and the $15.0 million S corporation distribution to the existing stockholders. See Pro Forma Unaudited Financial Statements and the Notes thereto.

    Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Class A Common Stock in this Offering and the pro forma net tangible book value per share of the Common Stock (both Class A and Class B) immediately after consummation of this Offering. After giving effect to the sale of 4,200,000 shares of Class A Common Stock in this Offering and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of October 31, 1996 would have been $73.1 million, or $5.83 per share. See "Use of Proceeds" and "S Corporation Distributions." This represents an immediate increase in net tangible book value of $4.20 per share to existing stockholders of the Company and an immediate dilution in net tangible book value of $9.67 per share to purchasers of Class A Common Stock in this Offering, as illustrated in the following table:

Initial public offering price per share of Class A Common
 Stock.......................................................             $   15.50
  Pro forma net tangible book value per share before this
    Offering.................................................  $    1.63
  Increase per share attributable to new investors...........       4.20
                                                               ---------
Pro forma net tangible book value per share after this
 Offering....................................................                  5.83
                                                                          ---------
Dilution per share to new investors(1).......................             $    9.67
                                                                          ---------
                                                                          ---------

------------------------

(1) Excludes 1,250,000 shares of Class A Common Stock reserved for issuance under the Incentive Plan, of which approximately 600,000 shares will be subject to options to be granted prior to consummation of this Offering at an exercise price equal to the initial public offering price. See "Management--1996 Stock Incentive Plan."

    The following table summarizes, on a pro forma basis as of October 31, 1996, the difference between the existing stockholders and the purchasers of shares of Class A Common Stock in this Offering with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid therefor to the Company, and the average price per share paid by the existing stockholders and by purchasers of shares of Class A Common Stock in this
Offering:

                                                                      TOTAL
                                     SHARES PURCHASED             CONSIDERATION
                                 -------------------------  --------------------------  AVERAGE PRICE
                                    NUMBER       PERCENT       AMOUNT        PERCENT      PER SHARE
                                 ------------  -----------  -------------  -----------  -------------
Existing stockholders(1).......     8,350,000        66.5%  $  16,300,000        20.0%    $    1.95
New investors..................     4,200,000        33.5      65,100,000        80.0         15.50
                                 ------------       -----   -------------       -----
    Total(2)...................    12,550,000       100.0%  $  81,400,000       100.0%
                                 ------------       -----   -------------       -----
                                 ------------       -----   -------------       -----

------------------------

(1) Includes both Class A and Class B Common Stock purchased by existing stockholders. See "Principal Stockholders" for information on ownership by the existing stockholders, directors, and executive officers.

(2) Excludes 1,250,000 shares of Class A Common Stock reserved for issuance under the Incentive Plan, of which approximately 600,000 shares will be subject to options to be granted prior to consummation of this Offering at an exercise price equal to the initial public offering price. See "Management--1996 Stock Incentive Plan."

                                 CAPITALIZATION

    The following table sets forth the actual and pro forma capitalization of the Company as of October 31, 1996, and as adjusted to give effect to the sale of shares of Class A Common Stock offered hereby and the application of the net proceeds therefrom as described under "Use of Proceeds," which includes an S corporation distribution to the existing stockholders. See "S Corporation Distributions." The capitalization table excludes $100.6 million ($66.2 million on a pro forma as adjusted basis) of floor plan payables, a portion of which is interest bearing. Such payables are used to finance the Company's inventory purchases. See Note 5 to the Combined Financial Statements.

                                                                                                PRO FORMA
                                                                ACTUAL        PRO FORMA(2)     AS ADJUSTED
                                                              -----------     -------------   -------------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Notes payable and long-term debt(1):
  Banks and others..........................................  $    11,020         $ 11,020        $ 11,020
  Affiliates................................................       15,738(3)        15,738           5,638
                                                              -----------     -------------   -------------
    Total debt..............................................       26,758           26,758          16,658
                                                              -----------     -------------   -------------
Less short-term notes and current maturities of long-term
 debt.......................................................      (15,928)         (15,928)         (5,828)
                                                              -----------     -------------   -------------
    Net long-term debt......................................       10,830           10,830          10,830
                                                              -----------     -------------   -------------
Stockholders' equity:
  Preferred stock, no par value, 500,000 shares authorized;
    none outstanding........................................      --               --              --
  Class A Common Stock, $.01 par value, 20,000,000 shares
    authorized; 891,508 shares issued and outstanding,
    actual and pro forma; 5,091,508 shares issued and
    outstanding, as adjusted................................            9                9              51
  Class B Common Stock, $.01 par value, 7,500,000 shares
    authorized; 7,458,492 shares issued and outstanding,
    actual, pro forma, and as adjusted......................           75               75              75
  Additional paid-in capital................................       16,216           16,216          75,674
  Retained earnings.........................................       17,984            3,834           3,834
                                                              -----------     -------------   -------------
      Total stockholders' equity............................       34,284           20,134          79,634
                                                              -----------     -------------   -------------
      Total capitalization..................................  $    45,114         $ 30,964        $ 90,464
                                                              -----------     -------------   -------------
                                                              -----------     -------------   -------------

------------------------

(1) See Note 6 to the Combined Financial Statements for information regarding outstanding notes payable and long-term debt.

(2) Adjusted to give effect to (i) the deferred tax asset of approximately $850,000 resulting from the termination of the Company's status as an S corporation, and (ii) the $15.0 million S corporation distribution to existing stockholders which will be paid out of the net proceeds of this Offering.

(3) Includes $10.1 million of notes issued to Ag Capital in connection with the consummation of the Central Texas and Washington Acquisitions, which notes will be repaid from the net proceeds of this Offering.

          SELECTED COMBINED AND PRO FORMA FINANCIAL AND OPERATING DATA

    The following Selected Combined and Pro Forma Financial and Operating Data relating to the Company have been taken or derived from the Combined Financial Statements and other records of the Company. The selected financial data for the fiscal year ended January 31, 1996 have been derived from combined financial statements which have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data for each of the four years in the period ended January 31, 1995 have been derived from combined financial statements which have been audited by Eide Helmeke PLLP, independent public accountants. The selected financial data for the nine months ended October 31, 1995 and 1996 have been derived from unaudited interim financial statements, for those periods, which have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments which are necessary for a fair statement of the results of the interim periods, and all such adjustments are of a normal recurring nature. The financial and operating data presented below may not be comparable between periods in all material respects or indicative of the Company's future financial position or results of operations due primarily to acquisitions which occurred during the periods presented, or subsequent thereto, including the Central Texas and the Washington Acquisitions. The selected financial and operating data for the nine months ended October 31, 1996 are not necessarily indicative of the results to be expected for the fiscal year ending January 31, 1997. The pro forma financial statements are provided for informational purposes only and should not be construed to be indicative of the Company's results of operations had the acquisitions been consummated on the dates assumed and do not project the Company's results of operations for any future period. The Selected Combined and Pro Forma Financial and Operating Data should be read in conjunction with the Company's Combined Financial Statements and the Notes thereto and Pro Forma Unaudited Financial Statements and the Notes thereto and other financial information included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

          SELECTED COMBINED AND PRO FORMA FINANCIAL AND OPERATING DATA

                                                                         FISCAL YEAR ENDED JANUARY 31,
                                               ---------------------------------------------------------------------------------
                                                                             ACTUAL
                                               -------------------------------------------------------------------    PRO FORMA
                                                  1992          1993          1994          1995          1996       1996(1)(2)
                                               -----------   -----------   -----------   -----------   -----------   -----------
                                                                (IN THOUSANDS, EXCEPT STORE AND PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
  Wholegoods sales...........................  $    49,097   $    73,516   $   106,600   $   135,704   $   164,054   $  192,760
  Parts and service..........................       22,129        31,862        37,512        48,206        58,998       72,213
  Rental.....................................      --            --            --            --                505          505
                                               -----------   -----------   -----------   -----------   -----------   -----------
    Total revenues...........................       71,226       105,378       144,112       183,910       223,557      265,478
Cost of sales................................       56,422        83,548       116,369       148,111       180,839      212,824
                                               -----------   -----------   -----------   -----------   -----------   -----------
Gross profit.................................       14,804        21,830        27,743        35,799        42,718       52,654
Selling, general, and administrative
 expense.....................................       11,929        16,737        20,577        24,893        31,655       38,858
                                               -----------   -----------   -----------   -----------   -----------   -----------
Operating income.............................        2,875         5,093         7,166        10,906        11,063       13,796
Interest expense.............................       (1,299)       (1,284)       (1,670)       (1,895)       (3,817)      (1,584)
Interest income..............................          173           376           336           802           823        1,031
                                               -----------   -----------   -----------   -----------   -----------   -----------
Net income...................................  $     1,749   $     4,185   $     5,832   $     9,813   $     8,069   $   13,243
                                               -----------   -----------   -----------   -----------   -----------   -----------
                                               -----------   -----------   -----------   -----------   -----------   -----------
PRO FORMA INCOME STATEMENT DATA: (UNAUDITED)
Income before taxes..........................  $     1,749   $     4,185   $     5,832   $     9,813   $     8,069   $   13,243
Provision for income taxes(3)................          700         1,674         2,332         3,925         3,228        5,297
                                               -----------   -----------   -----------   -----------   -----------   -----------
Net income...................................  $     1,049   $     2,511   $     3,500   $     5,888   $     4,841   $    7,946
                                               -----------   -----------   -----------   -----------   -----------   -----------
                                               -----------   -----------   -----------   -----------   -----------   -----------

Net income per share................................................................................
                                                                                                       $       .51   $      .63
                                                                                                       -----------   -----------
                                                                                                       -----------   -----------

Weighted average shares outstanding.................................................................         9,429       12,570
                                                                                                       -----------   -----------
                                                                                                       -----------   -----------

SELECTED OPERATING DATA:
Comparable store net sale increase...........      --                 12%           32%           25%           11%      --
Stores open at beginning of period...........           15            17            21            22            22           22
  Stores opened..............................            1             0             0             0             2            2
  Stores acquired............................            1             4             1             0             2            7
                                               -----------   -----------   -----------   -----------   -----------   -----------
Stores open at end of period.................           17            21            22            22            26           31
                                               -----------   -----------   -----------   -----------   -----------   -----------
                                               -----------   -----------   -----------   -----------   -----------   -----------
Capital expenditures.........................  $       561   $       681   $       627   $     1,208   $     9,993   $   10,131
Depreciation.................................          504           584           668           690         1,326        1,653

                                                    NINE MONTHS ENDED OCTOBER 31,
                                               ---------------------------------------

                                                        ACTUAL
                                               -------------------------    PRO FORMA
                                                  1995          1996       1996(1)(2)
                                               -----------   -----------   -----------

INCOME STATEMENT DATA:
Revenues:
  Wholegoods sales...........................  $   131,211   $   170,036   $  191,044
  Parts and service..........................       45,614        57,322       64,877
  Rental.....................................      --              1,902        1,902
                                               -----------   -----------   -----------
    Total revenues...........................      176,825       229,260      257,823
Cost of sales................................      143,718       186,451      208,581
                                               -----------   -----------   -----------
Gross profit.................................       33,107        42,809       49,242
Selling, general, and administrative
 expense.....................................       23,600        29,492       33,908
                                               -----------   -----------   -----------
Operating income.............................        9,507        13,317       15,334
Interest expense.............................       (2,435)       (4,116)      (2,247)
Interest income..............................          586           633          816
                                               -----------   -----------   -----------
Net income...................................  $     7,658   $     9,834   $   13,903
                                               -----------   -----------   -----------
                                               -----------   -----------   -----------
PRO FORMA INCOME STATEMENT DATA: (UNAUDITED)
Income before taxes..........................  $     7,658   $     9,834   $   13,903
Provision for income taxes(3)................        3,063         3,934        5,561
                                               -----------   -----------   -----------
Net income...................................  $     4,595   $     5,900   $    8,342
                                               -----------   -----------   -----------
                                               -----------   -----------   -----------

Net income per share.........................
                                                             $       .63   $      .66
                                                             -----------   -----------
                                                             -----------   -----------
Weighted average shares outstanding..........                      9,414       12,555
                                                             -----------   -----------
                                                             -----------   -----------
SELECTED OPERATING DATA:
Comparable store net sale increase...........           13%           23%      --
Stores open at beginning of period...........           22            26           26
  Stores opened..............................            1             1            1
  Stores acquired............................            2             5            5
                                               -----------   -----------   -----------
Stores open at end of period.................           25            32           32
                                               -----------   -----------   -----------
                                               -----------   -----------   -----------
Capital expenditures.........................  $     9,674   $     3,182   $    3,328
Depreciation.................................          614         1,930        2,155

                                                                                          AS OF OCTOBER 31, 1996
                                                                                 ----------------------------------------
                                            AS OF JANUARY 31,                                                PRO FORMA
                          -----------------------------------------------------                                  AS
                            1992       1993       1994       1995       1996      ACTUAL    PRO FORMA(4)   ADJUSTED(2)(4)
                          ---------  ---------  ---------  ---------  ---------  ---------  -------------  --------------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.........  $   9,846  $  15,284  $  22,019  $  26,700  $  26,596  $  20,778    $   5,778      $   65,278
Inventories.............     40,175     55,582     64,768     77,204    115,616    125,766      125,766         125,766
Total assets............     46,129     68,660     83,341     98,315    148,093    176,712      177,562         177,562
Floor plan
 payables(5)............     28,067     45,149     46,644     53,581     91,614    100,612      100,612          66,212
Total debt..............      6,283      6,698      2,946      3,277     10,638     26,758       26,758          16,658
Stockholders' equity....      7,006     11,105     24,503     30,467     34,284     34,284       20,134          79,634

                                               (SEE FOOTNOTES ON FOLLOWING PAGE)

     NOTES TO SELECTED COMBINED AND PRO FORMA FINANCIAL AND OPERATING DATA

(1) Reflects adjustment to give effect to the Central Texas and the Washington Acquisitions as if such acquisitions had occurred February 1, 1995. The pro forma information is not necessarily indicative of the results that actually would have been achieved had such transactions been consummated as of February 1, 1995 or that may be achieved in the future. See Pro Forma Unaudited Financial Statements and the Notes thereto.

(2) Adjusted to give effect to the sale of 4,200,000 shares of Class A Common Stock offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds," "S Corporation Distributions," "Capitalization," Pro Forma Unaudited Financial Statements and the Notes thereto, and Combined Financial Statements and the Notes thereto.

(3) For all periods presented, the Company was an S corporation and generally was not subject to corporate income taxes. The pro forma income tax provision has been computed as if the Company were subject to corporate income taxes for all periods presented based on the tax laws in effect during the respective periods. See "S Corporation Distributions" and Combined Financial Statements and the Notes thereto.

(4) Adjusted to give effect to (i) the deferred tax asset of approximately $850,000 resulting from the termination of the Company's status as an S corporation, and (ii) the $15.0 million S corporation distribution to existing stockholders which will be paid out of the net proceeds of this Offering.

(5) Includes interest bearing and non-interest bearing liabilities incurred in connection with inventory financing. See Note 5 to the Combined Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The Company owns and operates industrial and agricultural equipment stores located in Arizona, California, Minnesota, North Dakota, South Dakota, Texas, and Washington. The Company sells, services, and rents industrial and agricultural equipment to customers primarily operating in the construction and agricultural industries, as well as to units of state, local, and federal government and utility companies. The Company's major supplier of new equipment and parts is Deere.

    A significant portion of the Company's growth in recent years has been due to the acquisition of several industrial and agricultural dealerships. The results of operations of the following acquisitions have been included with the Company's results of operations only for the periods specified:

    - In February 1995, the Company purchased the assets and assumed certain liabilities of a Deere industrial dealership in Southern California which consisted of two full-service industrial stores located in San Diego and Riverside, California with a Deere area of responsibility contiguous with the Company's area of responsibility in Arizona, resulting in operating efficiencies. The results of operations of the acquired business are included in the Company's results of operations beginning in February 1995.

    - Effective July 1, 1996, the Company completed the Central Texas Acquisition, and acquired certain assets and assumed certain liabilities of a Deere industrial dealership which consisted of three full-service Deere industrial stores located in the Dallas-Fort Worth and Waco, Texas metropolitan areas with a related Deere area of responsibility. The purchase price was approximately $8.4 million, which was financed through a note payable to Ag Capital, with an interest rate at the prime rate (which was 8.25% as of December 31, 1996) due February 28, 1997, which note will be repaid out of the net proceeds of this Offering. See "Certain Relationships and Related Transactions." The acquisition was accounted for under the purchase method of accounting and the results of operations of the Central Texas stores are included in the Company's results of operations beginning July 1, 1996.

    - Effective October 1, 1996, the Company completed the Washington Acquisition, and acquired certain assets and assumed certain liabilities of a Deere agricultural dealership which consisted of two Deere agricultural stores in Pasco and Sunnyside, Washington. The purchase price for the net assets was approximately $2.7 million, and was financed in part by a $1.0 million note payable to the seller, with the remainder financed by a note payable to Ag Capital with an interest rate at the prime rate (which was 8.25% as of December 31, 1996) due February 28, 1997, which note will be repaid out of the net proceeds of this Offering. See "Certain Relationships and Related Transactions." This acquisition was accounted for under the purchase method of accounting and the results of operations of the Washington stores are included in the Company's results of operations beginning October 1, 1996.

    For pro forma financial information regarding the potential effects of these acquisitions, see the Pro Forma Unaudited Financial Statements and the Notes thereto included elsewhere in this Prospectus.

    The Company generates its revenues from sales of new and used equipment (wholegoods), sales of parts and service, and the rental of equipment. In addition to sales of new and used equipment, wholegoods sales include equipment purchased under rent-to-purchase agreements. Generally under such agreements, the customer is given a period of up to six months to exercise the option to purchase the rented equipment and is allowed to apply a portion of the rental payments to the purchase price. This equipment is included in the Company's inventory until the option is exercised and the equipment is purchased. Rental includes only rental income derived from the Company's dedicated rental fleet and does not include rental payments made on rent-to-purchase equipment.

    The Company's highest gross margins have historically been generated from its parts and service revenues. One of the Company's operating strategies is to increase the demand for parts and service by establishing, and then increasing, the base of wholegoods held by its customers. Due to product warranty time frames and usage patterns by customers, there generally is a time lag between wholegoods sales and the generation of significant parts and service revenues from such sales. As a result of this time lag, increases in parts and service revenues do not necessarily coincide with increases in wholegoods sales. In addition, due to differences in gross margins between wholegoods sales and parts and service revenues, gross margin percentages may decline as the Company builds wholegoods market share.

    The Company generally experiences lower levels of equipment sales during the period from November through April, impacting the first and fourth fiscal quarters, due to the crop growing season and winter weather conditions in the Midwest. Typically, farmers purchase agricultural equipment immediately prior to planting or harvesting crops, which occurs during the Company's second and third fiscal quarters. As a result, sales of agricultural equipment generally are lower in the Company's first and fourth fiscal quarters. Winter weather in the Midwest also limits construction activity and, therefore, also typically results in lower sales of industrial equipment in the first and fourth fiscal quarters.

    The Company requires cash primarily for financing its inventory of wholegoods and replacement parts, acquisitions of additional dealerships, and capital expenditures. Historically, the Company has met these liquidity requirements primarily through cash flow generated from operating activities, floor plan financing, and borrowings under credit agreements with Deere, Deere Credit Services, Inc. ("Deere Credit"), Ag Capital, and commercial banks. Floor plan financing from Deere and Deere Credit represents the primary source of financing for wholegoods inventories, particularly for equipment supplied by Deere. All lenders receive a security interest in the inventory financed. Deere and Deere Credit offer floor plan financing to Deere dealers for extended periods and with varying interest-free periods, depending on the type of equipment, to enable dealers to carry representative inventories of equipment and to encourage the purchase of goods by dealers in advance of seasonal retail demand. Down payments are not required and interest may not be charged for a substantial part of the period for which inventories are financed. Variable market rates of interest based on the prime rate are charged on balances outstanding after any interest-free periods, which are currently six to eight months for agricultural equipment and one to five months for industrial equipment. Deere also provides financing to dealers on used equipment accepted in trade and approved equipment from other suppliers. See "Business--Floor Plan Financing" and "Certain Relationships and Related Transactions."

    The Company believes that it has benefitted from generally favorable economic conditions during recent years, including, with respect to its Agricultural Division, favorable grain prices which have resulted in a strong farming economy and, with respect to its Industrial Division, favorable construction markets. Price increases by suppliers of the Company's products have not historically had a significant impact on the Company's results of operations.

    Beginning November 1, 1989, the Company was an S corporation and not subject to tax on its net income. The Company's S election was terminated on January 20, 1997. The pro forma provision for taxes and net income reflect the impact of the tax provision as if the Company were subject to income taxes (at an assumed rate of 40%) for the periods presented.

RESULTS OF OPERATIONS

    The following discussion and analysis includes the Company's historical results of operations for fiscal 1994, 1995, 1996, and the nine months ended October 31, 1995 and 1996, without giving effect to pro forma results of operations for the California operations acquired in February 1995, the Central Texas Acquisition, or the Washington Acquisition, except as expressly indicated.

    The following table sets forth, for the periods indicated, certain financial data as a percentage of total revenues:

                                                                                             NINE MONTHS
                                                               FISCAL YEAR ENDED                ENDED
                                                                  JANUARY 31,                OCTOBER 31,
                                                        -------------------------------  --------------------
                                                          1994       1995       1996       1995       1996
                                                        ---------  ---------  ---------  ---------  ---------
Revenues:
  Wholegoods sales....................................       74.0%      73.8%      73.4%      74.2%      74.2%
  Parts and service...................................       26.0       26.2       26.4       25.8       25.0
  Rental..............................................     --         --            0.2     --            0.8
                                                        ---------  ---------  ---------  ---------  ---------
Total revenues........................................      100.0%     100.0%     100.0%     100.0%     100.0%
                                                        ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------
Gross profit..........................................       19.2%      19.5%      19.1%      18.7%      18.7%

Selling, general, and administrative expense..........       14.2       13.4       14.0       13.3       12.9
                                                        ---------  ---------  ---------  ---------  ---------
Operating income......................................        5.0        6.1        5.1        5.4        5.8
Interest expense, net.................................        1.0        0.7        1.4        1.0        1.5
Pro forma provision for taxes(1)......................        1.5        2.2        1.5        1.8        1.7
                                                        ---------  ---------  ---------  ---------  ---------
Pro forma net income(1)...............................        2.5%       3.2%       2.2%       2.6%       2.6%
                                                        ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------

------------------------

(1) Pro forma provision for taxes and pro forma net income reflect the impact of the tax provision as if the Company were a C corporation subject to income taxes (at an assumed rate of 40%) during these periods.

NINE MONTHS ENDED OCTOBER 31, 1996 COMPARED TO NINE MONTHS ENDED
  OCTOBER 31, 1995

REVENUES

    Revenues increased approximately $52.5 million, or 29.7%, from $176.8 million for the first nine months of fiscal 1996 to $229.3 million for the first nine months of fiscal 1997. Industrial operations contributed approximately $38.3 million of this increase, with revenues increasing 36.3% to $144.1 million. The increase in industrial revenues was due in part to a change in the discount program offered by Deere on governmental sales. During fiscal 1996, Deere significantly reduced the discounts it offered for sales to the government sector. As a result, the Company's pricing on governmental sales was less competitive and it lost market share and sales in fiscal 1996. In fiscal 1997, Deere reversed the adjustments it had made to the discounts, resulting in the Company being able to be more competitive and increase sales. Also adding to the increase in industrial revenues was a substantial increase in market share and an increase in product support, resulting from the continued implementation of the Company's operating model. In addition, $9.1 million of the increase in revenues from industrial operations resulted from the inclusion of four months of operations of the Central Texas operations, the acquisition of which was effective July 1, 1996. The May 1995 opening of an industrial store in Prescott, Arizona, the addition of an undercarriage service facility at the Company's industrial store in Riverside, California, and the November 1995 addition of a dedicated industrial equipment rental fleet in the Southwest region also contributed to the increase in total revenues.

    Agricultural operations contributed the remaining increase in revenues of approximately $14.3 million, with revenues increasing 19.8% to $85.2 million. Of this increase in agricultural revenues, $646,000 was due to the Company's October 1, 1996 acquisition of the Washington operations. In general, the increase in total revenues was the result of some shift in business from the fourth quarter of the previous fiscal year due to the cold weather and farmer uncertainty about the United States farm program. In addition, the highly positive outlook of farmers for the agricultural economy generated increased activity in all aspects of the Company's agricultural operations.

    Wholegoods sales increased approximately $38.8 million, or 29.6%, from $131.2 million for the first nine months of fiscal 1996 to $170.0 million for the first nine months of fiscal 1997. Industrial operations contributed approximately $28.1 million of this increase, with sales increasing 36.7% to $104.6 million. Of this increase, $6.6 million was due to the acquisition of the Central Texas operations. Agricultural operations contributed the remaining increase of approximately $10.7 million, with sales increasing 19.6% to $65.4 million. The increase in wholegoods sales for both the Industrial and Agricultural Divisions was due to the factors discussed in the preceding paragraphs. Wholegoods sales also increased as a result of the Company's marketing strategy, which focuses on increased market share, customer relationship training of its sales force, and utilization of software to track and manage sales calls. See "Business--Sales and Marketing." Management also focused on increasing inventory to provide stores with a wider selection of wholegoods inventory and to build the base of equipment.

    Parts and service revenue increased approximately $11.7 million, or 25.7%, from $45.6 million for the first nine months of fiscal 1996 to $57.3 million for the first nine months of fiscal 1997. Of this increase, $3.1 million was due to the acquisitions of the Central Texas and Washington operations and the majority of the remaining portion of the increase was due to the increase in the base of wholegoods owned by the Company's customers. Parts and service revenue did not grow at the same rate as wholegoods sales, partially due to the time lag factor discussed above and partially due to service capacity constraints, both in facilities and personnel. The Company has added, and continues to add, service bay facilities and personnel to its stores to expand its service capacity. The May 1995 opening of the undercarriage service facility at the industrial store in Riverside, California contributed approximately $774,000 of parts and service revenue in the first nine months of fiscal 1996 compared to $1.8 million in the first nine months of fiscal 1997.

    Rental revenue of $1.9 million was generated in the first nine months of fiscal 1997 as the result of the commencement of industrial equipment rental operations in the Southwest region in November 1995.

GROSS PROFIT

    Gross profit increased approximately $9.7 million, or 29.3%, from $33.1 million for the first nine months of fiscal 1996 to $42.8 million for the first nine months of fiscal 1997. Gross profit as a percentage of total revenues for the first nine months of both fiscal 1996 and 1997 was 18.7%. As noted above, the Company's highest gross margins are derived from its parts and service revenues. For these periods, there was a small, but not significant, change in the revenue mix between wholegoods sales and parts and service revenues.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSE

    Selling, general, and administrative expense as a percentage of total revenues decreased from 13.3% for the first nine months of fiscal 1996 to 12.9% for the first nine months of fiscal 1997, due primarily to relatively stable fixed costs compared to a larger base of total revenues. Total selling, general, and administrative expense increased approximately $5.9 million, from $23.6 million for the first nine months of fiscal 1996 to $29.5 million for the first nine months of fiscal 1997. Approximately $1.5 million of the increase was due to the operations of the recent acquisitions. The remaining portion of the increase was primarily due to increases in variable expenses, such as commissions and bonus incentives, incurred in connection with generating higher total revenues and net income.

INTEREST EXPENSE

    Interest expense increased approximately $1.7 million, or 69.0%, from $2.4 million for the first nine months of fiscal 1996 to $4.1 million for the first nine months of fiscal 1997. The increase was due primarily to the increased levels of floor plan payables associated with higher inventory levels, the financing of the industrial equipment rental fleet discussed above, and the acquisition debt associated with the acquisitions of the Central Texas and Washington operations.

PRO FORMA PROVISION FOR TAXES

    Pro forma provision for taxes as a percentage of pretax income was consistent between these two periods at an assumed rate of 40%.

PRO FORMA NET INCOME

    Pro forma net income increased approximately $1.3 million, or 28.3%, from $4.6 million for the first nine months of fiscal 1996 to $5.9 million for the first nine months of fiscal 1997.

FISCAL YEAR ENDED JANUARY 31, 1996 COMPARED TO FISCAL YEAR ENDED JANUARY 31,
  1995

REVENUES

    Revenues increased approximately $39.7 million, or 21.6%, from $183.9 million for fiscal 1995 to $223.6 million for fiscal 1996. Industrial operations contributed approximately $28.3 million of this increase with revenues increasing 25.7% to $139.0 million. Approximately $16.9 million of the increase in industrial revenues was due to the Company's February 1995 acquisition of the California operations. Approximately $2.0 million of the industrial revenues increase was due to the Prescott, Arizona store, which opened in May 1995. Excluding the California and Prescott operations, same store industrial revenues increased approximately $9.4 million, or 8.5%, from $110.6 million in fiscal 1995 to $120.0 million in fiscal 1996. The same store industrial revenues increased at a lower rate than in prior fiscal years due in part to a change in the discount program offered by Deere on sales to the government sector. During fiscal 1996, Deere significantly reduced the discounts it offered on such sales. As a result, the Company's pricing on governmental sales was less competitive and it experienced reductions in market share and sales to the government sector. The Company was able to replace a portion of these governmental sales with other sales, but not to the extent necessary to achieve its expected growth rate in same store sales. It should be noted that in fiscal 1997 Deere reversed the adjustments it had made to the discount program on governmental sales and increased the discounts back to their previous levels. Also impacting total revenues in fiscal 1996 were weather factors in the Midwest. The winter of 1995/1996 was extremely cold, with numerous record low temperatures set in both December 1995 and January 1996. As a result, customers in the Midwest did not buy wholegoods and equipment was not able to be moved for normal servicing.

    Agricultural operations contributed the remaining increase in revenues of approximately $11.3 million, with agricultural revenues increasing 15.4% to $84.6 million. All of the increase in agricultural revenues was due to same store sales increases, primarily as a result of the successful implementation of the Company's strategy to increase its market share. The rate of increase in same store sales for the Agricultural Division was not as high as prior years due to the same weather factors that impacted industrial sales and farmer uncertainty about the United States farm program. During fiscal 1995 and 1996, all of the Company's agricultural stores were located in the Midwest. Through the first three quarters of fiscal 1996, total agricultural revenues had increased 22.0% over the same period of fiscal 1995. The cold weather in the fourth quarter of fiscal 1996 was the primary factor for a 10.5% decrease in revenues from the same quarter in fiscal 1995.

    Wholegoods sales increased approximately $28.3 million, or 20.9%, from $135.7 million in fiscal 1995 to $164.0 million in fiscal 1996. Industrial operations contributed approximately $17.8 million of this increase, with sales increasing 21.8% to $99.4 million. Of this increase, $9.2 million was due to the acquisition of the California operations, and $1.7 million was due to the opening of the Prescott store. Excluding the California and Prescott operations, same store sales of industrial wholegoods increased approximately $6.9 million, or 8.5%, to $88.5 million. Agricultural operations contributed the remaining increase in wholegoods sales of approximately $10.5 million, with sales increasing 19.4% to $64.6 million. All of the increase in agricultural wholegoods sales was due to same store sales increases. The Industrial Division was affected by the change in the Deere discount program on governmental sales and the weather factors discussed above, which slowed the rate of same store sales increases, while the reduction in the rate of same store sales increases for the Agricultural Division was due to the weather factors discussed above.

Wholegoods sales also increased as a result of the Company's marketing strategy, which focuses on increased market share, customer relationship training of its sales force, and utilization of software to track and manage sales calls. See "Business--Sales and Marketing."

    Parts and service revenue increased approximately $10.7 million, or 22.4%, from $48.2 million in fiscal 1995 to $59.0 million in fiscal 1996. Approximately $7.6 million of the increase was due to the acquisition of the California operations and $292,000 was due to the newly-opened Prescott store. Excluding the California and Prescott operations, same store parts and service revenue increased approximately $2.9 million, or 6.0%, to $51.1 million in fiscal 1996. Parts and service growth did not keep pace with the rates of increase in prior years due in part to the weather factors discussed above. In addition, parts and service revenue growth did not keep pace with the growth in wholegoods sales due to service capacity constraints, both in facilities and personnel. The Company has added, and continues to add, service bay facilities and personnel to its stores to expand its service capacity.

    The Company commenced industrial equipment rental operations in the fourth quarter of fiscal 1996 by implementing a rental fleet of industrial equipment in the Southwest region. Rental revenue was $505,000 in fiscal 1996.

GROSS PROFIT

    Gross profit increased approximately $6.9 million, or 19.3%, from $35.8 million in fiscal 1995 to $42.7 million in fiscal 1996. Gross profit as a percentage of total revenues decreased slightly from 19.5% in fiscal 1995 to 19.1% in fiscal 1996. Lower gross margins resulted in large part from reduced Deere discounts on governmental sales of industrial equipment. In an effort to offset the reduction in the volume of sales to the governmental sector, the Company pursued an aggressive pricing policy with respect to other industrial wholegoods sales. In addition, the Company had a marketing strategy designed to increase market share at newly-acquired industrial stores by competing more aggressively on price for selected wholegoods in those markets.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSE

    As a percentage of total revenues, selling, general, and administrative expense increased from 13.4% in fiscal 1995 to 14.0% in fiscal 1996. Total selling, general, and administrative expense increased by approximately $6.7 million, or 27.2%, from fiscal 1995 to fiscal 1996. This increase was primarily due to expenses incurred by the newly-acquired industrial stores in California, which have higher compensation and occupancy costs relative to the Company's other industrial stores. Approximately $4.1 million of the increase was due to expenses associated with the California and Prescott operations. Excluding these operations, selling, general, and administrative expense increased approximately $2.6 million, or 10.4%, primarily due to increases in variable expenses such as commissions and incentive bonuses incurred in connection with generating higher total revenues.

INTEREST EXPENSE

    Interest expense increased approximately $1.9 million, or 100.0%, from $1.9 million in fiscal 1995 to $3.8 million in fiscal 1996. Approximately $400,000 of the increase was associated with inventory financing for the California and Prescott operations. Approximately $75,000 of the increase was associated with the financing of the Company's industrial equipment rental fleet. The remaining $1.4 million increase was a result of increased levels of floor plan payables incurred as a result of higher inventory levels, a change in Deere floor plan payment terms, which shortened the interest-free period on certain purchases of industrial equipment, and an increase in the weighted average interest rate on interest bearing floor plan financing from 7.25% in fiscal 1995 to 8.83% in fiscal 1996.

PRO FORMA PROVISION FOR TAXES

    Pro forma provision for taxes as a percentage of pretax income was consistent between these two periods at an assumed rate of 40%.

PRO FORMA NET INCOME

    Pro forma net income decreased by approximately $1.1 million, or 18.6%, from $5.9 million in fiscal 1995 to $4.8 million in fiscal 1996.

FISCAL YEAR ENDED JANUARY 31, 1995 COMPARED TO FISCAL YEAR ENDED JANUARY 31,
  1994

REVENUES

    The results for fiscal 1995 exceeded management's expectations based on the Company's historical trends. Revenues increased approximately $39.8 million, or 27.6%, from $144.1 million in fiscal 1994 to $183.9 million in fiscal 1995. Industrial operations contributed approximately $23.8 million of this increase, with total revenues increasing 27.5% to $110.5 million. Approximately $4.1 million of the increase in industrial revenues was due to a full year of revenue from the industrial store located in Rapid City, South Dakota, which was acquired in September 1993. Excluding the impact of the Rapid City store, same store industrial sales increased 23.2% to $105.3 million. Sales increased at virtually all industrial stores, resulting from a generally favorable construction market. Also contributing to the increase was a significant multiple unit equipment sale.

    Agricultural operations contributed the remaining increase of approximately $16.0 million, with revenues increasing 27.9% to $73.4 million. All of the agricultural revenue increase was due to same store sales increases. The increase in same store agricultural revenues was largely due to extremely favorable market and crop conditions. These conditions, combined with an interest waiver program from Deere on used combines, generated significant sales. In addition, two of the Company's agricultural stores had multiple unit combine sales. The increase was also caused, to a lesser extent, by a significant increase in sales of irrigation equipment and supplies in response to an increase in the market demand for processed potatoes.

    Wholegoods sales increased approximately $29.1 million, or 27.3%, from $106.6 million in fiscal 1994 to $135.7 million in fiscal 1995. Industrial operations contributed approximately $18.3 million of this increase, with sales increasing 28.9% to $81.6 million. Approximately $2.8 million of the increase was the result of a full year of wholegoods sales from the Rapid City store. The remaining increase of $15.5 million was due to same store sales increases. Agricultural operations contributed the remaining increase of approximately $10.8 million, with sales increasing 24.9% to $54.1 million. In general, the increase in same store sales was due to the factors discussed above. In addition, wholegoods sales increased as a result of a revised marketing strategy initiated in March 1994, which focuses on increased market share, customer relationship training of the Company's sales force, and utilization of software to track and manage sales calls. See "Business--Sales and Marketing."

    Parts and service revenue increased approximately $10.7 million, or 28.5%, from $37.5 million in fiscal 1994 to $48.2 million in fiscal 1995. This increase was primarily due to the factors discussed above. An addition to the undercarriage repair shop in Minneapolis, a new facility in St. Cloud, and the acquisition of the Rapid City store also contributed to increased parts and service revenue.

GROSS PROFIT

    Gross profit increased approximately $8.1 million, or 29.3%, from $27.7 million in fiscal 1994 to $35.8 million in fiscal 1995, primarily due to the increase in total revenues discussed above. Gross profit as a percentage of total revenues increased slightly from 19.2% to 19.5% from fiscal 1994 to fiscal 1995. This increase was due largely to an increase in the margins on wholegoods sales.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSE

    As a percentage of total revenues, selling, general, and administrative expense decreased from 14.2% in fiscal 1994 to 13.4% in fiscal 1995. This decrease was a result of relatively stable fixed costs compared to a larger base of total revenues. Total selling, general, and administrative expense increased approximately $4.3 million, or 20.9%, from $20.6 million in fiscal 1994 to $24.9 million in fiscal 1995, primarily due to increases in variable expenses such as commissions and bonus incentives incurred in connection with higher total revenues and net income.

INTEREST EXPENSE

    Interest expense increased approximately $225,000, or 13.5%, from $1.7 million in fiscal 1994 to $1.9 million in fiscal 1995. Higher interest expense was the result of increased levels of floor plan financing incurred in connection with higher inventory levels to support wholegoods sales growth.

PRO FORMA PROVISION FOR TAXES

    Pro forma provision for taxes as a percentage of pretax income was consistent between these two periods at an assumed rate of 40%.

PRO FORMA NET INCOME

    Pro forma net income increased by approximately $2.4 million, or 68.6%, from $3.5 million in fiscal 1994 to $5.9 million in fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

    The Company requires cash primarily for financing its inventories of wholegoods and replacement parts, acquisitions of additional dealerships, and capital expenditures. Historically, the Company has met these liquidity requirements primarily through cash flow generated from operating activities, floor plan financing, and borrowings under credit agreements with Deere, Deere Credit, Ag Capital, and commercial banks. Floor plan financing from Deere and Deere Credit represents the primary source of financing for wholegoods inventories, particularly for equipment supplied by Deere. All lenders receive a security interest in the inventory financed. Deere and Deere Credit offer floor plan financing to Deere dealers for extended periods and with varying interest-free periods, depending on the type of equipment, to enable dealers to carry representative inventories of equipment and to encourage the purchase of wholegoods by dealers in advance of seasonal retail demand. Down payments are not required and interest may not be charged for a substantial part of the period for which inventories are financed. Variable market rates of interest based on the prime rate are charged on balances outstanding after any interest-free periods, which are currently six to eight months for agricultural equipment and one to five months for industrial equipment. Deere also provides financing to dealers on used equipment accepted in trade and approved equipment from other manufacturers. See "Business--Floor Plan Financing" and "Certain Relationships and Related Transactions."

    The Company annually reviews the terms of its financing with its lenders, including the interest rate. In fiscal 1994, 1995, and 1996, the average interest rate under interest bearing floor plan financing was approximately 7.0%, 7.25%, and 8.85%, respectively. As of October 31, 1996, the Company had outstanding floor plan payables of approximately $100.6 million, of which $61.6 million was then interest bearing, at an average annual rate of 8.25%.

    During the first nine months of fiscal 1997, operating activities provided net cash of $6.0 million versus $8.9 million in the first nine months of fiscal 1996. Net cash provided by operating activities in fiscal 1994, 1995, and 1996 was $2.8 million, $3.2 million, and $12.1 million, respectively. The increase in fiscal 1996 was primarily attributable to increased levels of floor plan payables.

    Cash used for investing activities was approximately $14.1 million for the first nine months of fiscal 1997 versus $11.6 million in the first nine months of fiscal 1996. The increase was primarily due to the net assets acquired in the Central Texas and Washington Acquisitions. Cash used for investing activities in fiscal 1994, 1995, and 1996 was $600,000, $1.3 million, and $11.8 million, respectively. The increase in fiscal 1996 was primarily related to the purchase of industrial equipment for its rental operations in the Southwest and for the acquisition of dealerships. Capital expenditures for these years were primarily attributable to purchases of property and equipment.

    Cash provided by financing activities amounted to $7.4 million for the first nine months of fiscal 1997 versus $2.3 million for the first nine months of fiscal 1996 and was primarily attributable to net proceeds from debt incurred by the Company to acquire dealership assets. See "Certain Relationships and Related Transactions." In fiscal 1994, 1995, and 1996, the Company utilized net cash from financing activities of $2.2 million, $1.5 million, and $200,000, respectively. The decrease in net cash utilized in fiscal 1996 reflects cash provided by an increase in long-term debt of $5.9 million primarily to fund the purchase of the fleet of industrial rental equipment for the Southwest.

    The Company's capital expenditures for the last three months of fiscal 1997 are expected to approximate $600,000, relating primarily to construction of additional service bays. The Company anticipates that cash from operations and borrowing capacity will be sufficient to fund its planned capital expenditures for the remainder of fiscal 1997 and fiscal 1998.

INCOME TAXES

    The Company has historically elected to be taxed as an S corporation for income tax purposes, and the Company's existing stockholders have paid the income taxes on the Company's taxable income directly. The Company made distributions to its stockholders of $2.3 million, $3.8 million, and $4.3 million during fiscal 1994, 1995, and 1996, respectively, primarily in order to provide the funds to the stockholders to pay such taxes, and $7.5 million during the first nine months of fiscal 1997. Dividends declared in excess of taxes for the first nine months of fiscal 1997 were approximately $5.9 million, of which $2.2 million was unpaid as of October 31, 1996.

    As a result of the termination of the S corporation election, the Company will record a net deferred income tax asset of approximately $850,000, which relates primarily to the timing differences between financial and income tax reporting of certain items attributable to the periods in which the Company elected to be treated as an S corporation.

EFFECTS OF INFLATION

    Inflation has not had a material impact upon operating results and the Company does not expect it to have such an impact in the future. To date, in those instances in which the Company has experienced cost increases, it has been able to increase selling prices to offset such increases in cost. There can be no assurance, however, that the Company's business will not be affected by inflation or that it can continue to increase its selling prices to offset increased costs and remain competitive.

SEASONALITY

    The Company generally experiences a higher volume of wholegoods sales in the second and third fiscal quarters of each fiscal year due to the crop growing season and winter weather conditions in the Midwest. Typically, farmers purchase agricultural equipment immediately prior to planting or harvesting crops, which occurs during the Company's second and third fiscal quarters. As a result, sales of agricultural equipment generally are lower in the first and fourth fiscal quarters. Winter weather in the Midwest also limits construction to some degree and, therefore, also typically results in lower sales of industrial equipment in the first and fourth fiscal quarters. If the Company acquires operations in geographical areas other than where it currently has operations, it may be affected by other seasonal or equipment buying trends. See "Risk Factors--Effects of Downturn in General Economic Conditions; Cyclicality, Seasonality, and Weather."

QUARTERLY FINANCIAL INFORMATION

    The following table sets forth certain unaudited financial information for each quarter during fiscal 1994, 1995, 1996, and the first three quarters of fiscal 1997. The amounts shown are not necessarily comparable or indicative of actual trends, since these amounts reflect the addition of stores during these periods.

                                                                GROSS                            PRO FORMA NET
QUARTERS ENDED                               TOTAL REVENUES    PROFIT     OPERATING INCOME   INCOME AFTER TAXES(1)
-------------------------------------------  --------------  -----------  -----------------  ---------------------
                                                                        (IN THOUSANDS)
Fiscal 1994:
  April 30, 1993...........................    $   35,224     $   6,546       $   1,880            $     970
  July 31, 1993............................        38,331         7,204           2,659                1,232
  October 31, 1993.........................        40,774         7,550           1,754                  953
  January 31, 1994.........................        29,783         6,443             873                  345

Fiscal 1995:
  April 30, 1994...........................        45,472         8,806           3,017                1,540
  July 31, 1994............................        49,732         9,768           3,632                2,026
  October 31, 1994.........................        48,713         9,822           2,694                1,477
  January 31, 1995.........................        39,993         7,403           1,563                  845

Fiscal 1996:
  April 30, 1995...........................        52,029         9,765           2,646                1,130
  July 31, 1995............................        57,718        10,863           3,122                1,619
  October 31, 1995.........................        67,078        12,480           3,739                1,847
  January 31, 1996.........................        46,732         9,610           1,556                  245

Fiscal 1997:
  April 30, 1996...........................        70,886        12,168           3,573                1,597
  July 31, 1996............................        82,887        14,936           5,008                2,262
  October 31, 1996.........................        75,487        15,705           4,736                2,041

------------------------

(1) Assumes the Company was taxed as a C corporation for all periods presented.

                                    BUSINESS

GENERAL

    Through its 32 stores, the Company owns and operates the largest networks of Deere industrial stores and agricultural stores in the United States. The 21 industrial stores and 11 agricultural stores sell, service, and rent industrial and agricultural equipment primarily supplied by Deere. The Company's revenues have grown at a compound annual rate of 33% over the past five fiscal years, from $71.2 million in fiscal 1992 to $223.6 million in fiscal 1996.

    The Company's stores are located in Arizona, California, Minnesota, North Dakota, South Dakota, Texas, and Washington. The Company expects to continue to expand its networks through future acquisitions as the consolidation of Deere equipment dealers continues to develop. The Company has acquired 13 stores in the past five years, including 11 industrial stores and two agricultural stores. The Company believes that its networks of industrial and agricultural stores enable it to achieve benefits from increasing operational synergies.

    The equipment and parts sold by the Company primarily are supplied by Deere, which is a leading manufacturer and supplier of industrial and agricultural equipment in the United States. Sales of new Deere equipment by the Company accounted for approximately 72% of the Company's new equipment sales in fiscal 1996. No other supplier accounted for more than 7% of the Company's new equipment sales in fiscal 1996. The Company expects that Deere products will continue to account for the majority of its industrial and agricultural equipment sales. The Company's stores also offer complementary equipment from other suppliers, used equipment, new and used parts, equipment servicing, equipment rental, and other related products and services.

    For the fiscal year ended January 31, 1996, the Company's revenues were generated from the following areas of business:

New equipment sales..................................................        51%
Used equipment sales.................................................        22%
Product support, parts, service......................................        26%
Equipment rental income..............................................         1%

INDUSTRY OVERVIEW

    INDUSTRIAL EQUIPMENT INDUSTRY. Management estimates that United States retail sales of new industrial equipment in its target product market in calendar 1995 totaled approximately $5.7 billion. Deere is one of the leading suppliers of industrial equipment in the United States for light to medium applications and offers a broad array of products. Currently, Deere has approximately 110 industrial dealers which operate approximately 355 stores in the United States. Each dealer within the Deere industrial system is assigned designated geographic areas of responsibility within which it has the right to sell new Deere industrial products. Over the last five years, while the number of Deere industrial stores has remained constant, the number of Deere industrial dealers has declined by more than 30%. This dealer consolidation is being driven, in part, by an increasing need for capital, owners' concerns about succession, and Deere's support for consolidation of its dealers. The Company expects to benefit from this consolidation trend by continuing its strategic acquisition of Deere industrial dealerships.

    AGRICULTURAL EQUIPMENT INDUSTRY. Management estimates that United States retail sales of new agricultural equipment in its target product market in calendar 1995 totaled approximately $10.1 billion. Deere is the leading supplier of agricultural equipment in the United States. Within the Deere agricultural system, dealers are not assigned exclusive territories, but are given authorized store locations. Currently, Deere has approximately 1,275 agricultural dealers which operate approximately 1,545 stores in the United States. The Company believes that Deere agricultural dealerships also face an increasing need for capital, owners' concerns about succession, and Deere's support for consolidation and, as a result, that a consolidation of Deere agricultural dealers will occur. The Company expects that it will have increasing opportunities to complete strategic acquisitions of Deere agricultural dealerships as this consolidation trend develops.

GROWTH STRATEGY

    In order to capitalize on industry consolidation trends, expand its market leadership position, and further develop its industrial and agricultural equipment operations, the Company has developed its growth strategy, the key elements of which are:

    INCREASING MARKET SHARE. The Company seeks to increase its market share by enhancing customer service and generating customer loyalty. To accomplish this, the Company offers a broad range of products, utilizes aggressive marketing programs, trains its employees to have a strong customer orientation, employs state-of-the-art service equipment, and maintains a computerized real-time inventory system. Each industrial and agricultural store offers a broad array of its respective Deere equipment lines, and also sells complementary products from other suppliers, based on the nature of each store's customer base.

    As the installed base of equipment expands with the Company's increasing market share, the Company has the opportunity to generate additional parts and service business. The Company believes that each customer's experience with the Company's parts and service departments and other value-added services can positively influence such customer's overall satisfaction. Parts and service currently account for approximately 26% of the Company's total revenues but have higher profit margins than wholegoods sales.

    The Company also has diversified its business into complementary fields to serve its customers' needs, expand its customer base, and enhance its revenues by developing its industrial equipment rental fleet, offering undercarriage service at strategic locations, and selling irrigation equipment at one store.

    PURSUING ADDITIONAL ACQUISITIONS. Acquisitions have been and will continue to be an important element of the Company's growth strategy, particularly given the consolidation trends among industrial and agricultural equipment dealers. Over the past five years, the Company has acquired 11 industrial stores and two agricultural stores from seven dealers. Due to the Company's leadership position in the industry and its track record in completing and integrating acquisitions, the Company believes that attractive acquisition candidates will continue to become available to the Company.

    The Company believes that its management team has substantial experience in evaluating potential acquisition candidates and determining whether a particular dealership can be successfully integrated into the Company's existing operations, i.e., whether the operations of dealerships to be acquired can be enhanced by utilizing the Company's operating model and being part of the Company's network of stores. Upon consummation of each acquisition, the Company integrates the dealership into its industrial or agricultural operations by implementing the Company's operating model and seeks to enhance the acquired dealership's performance within its target market. Integration of an acquisition is completed generally within the first six to 12 months, although it can take several years before the benefits of the Company's operating model, store networks, strategies, and systems are fully realized. The consent of Deere is required for the acquisition of any Deere dealership. Accordingly, the Company must obtain Deere's consent before completing any future acquisitions it may negotiate. See "Risk Factors--Risks Associated With Expansion."

    IMPLEMENTING THE RDO OPERATING MODEL. The Company has developed a proven operating model designed to improve the performance and profitability of each of its stores. Components of this operating model include (i) pursuing aggressive marketing programs, (ii) allowing store employees to focus on customers by managing administrative functions, training, and purchasing at the corporate level, (iii) providing a full complement of parts and state-of-the-art service functions, including a computerized real-time inventory system and quick response, on-site repair service, (iv) motivating store level management in accordance with corporate goals, and (v) focusing on cost structures at the store level.

    The Company implements its operating model in a variety of areas. For example, the Company is proactive in attracting new customers by sending targeted direct mailings, hosting open houses and service clinics, and participating in trade shows. Additionally, the Company centralizes certain functions such as accounting, purchasing, and employee recruitment, allowing its store managers and personnel more time to focus on making sales and providing product support to customers.

    CAPITALIZING ON DIVERSITY OF OPERATIONS. A major focus of the Company's strategy has been to expand its networks of industrial and agricultural stores into geographic areas that have a large base of construction or agricultural activity and that provide the Company with opportunities to continue to develop its store networks. The Company believes that its business diversification into both industrial and agricultural store operations has significantly increased its customer base, while also mitigating the effects of industry-specific economic cycles. Similarly, the Company's geographic diversification into regions outside the Midwest helps to diminish the effects of seasonality, as well as local and regional economic fluctuations. Typically, other Deere dealers operate only industrial or agricultural dealerships, with a limited number of stores concentrated in a specific geographic region. Based on information published by Deere, the Company believes the average United States Deere industrial dealer has less than four stores, as compared to the Company's 21 industrial stores, and the average United States Deere agricultural dealer operates a single store as compared to the Company's 11 agricultural stores.

RECENT AND CONTEMPLATED ACQUISITIONS

    The Company has acquired three industrial stores and two agricultural stores in calendar 1996. These recent acquisitions extend the Company's networks into Texas and Washington, which the Company believes will provide platforms for future growth.

    Effective as of July 1, 1996, the Company completed the Central Texas Acquisition, pursuant to which it acquired a Deere industrial dealership with three industrial stores located in the Dallas-Fort Worth and Waco, Texas metropolitan areas. This acquisition gives the Company a market presence in Texas and a Deere area of responsibility covering 35 counties. The purchase price for the net assets acquired was approximately $8.4 million, which was financed by a short-term note payable to Ag Capital, which will be repaid using a portion of the net proceeds of this Offering. See "Use of Proceeds," "Certain Relationships and Related Transactions," and Note 13 to the Combined Financial Statements.

    Effective as of October 1, 1996, the Company completed the Washington Acquisition, pursuant to which it acquired a Deere agricultural dealership with two stores located in Pasco and Sunnyside, Washington. The purchase price for the net assets was approximately $2.7 million, net of $6.0 million of liabilities assumed. Approximately $1.0 million of the purchase price was financed by a note payable to the seller, with the balance of $1.7 million financed by a short-term note payable to Ag Capital, which will be repaid using a portion of the net proceeds of this Offering. The Company also may be obligated to pay additional consideration of up to $750,000 in the event certain performance criteria are met over a three-year period following completion of the acquisition. See "Use of Proceeds," "Certain Relationships and Related Transactions," and Note 13 to the Combined Financial Statements.

    The Company has entered into a letter of intent to acquire certain assets of an industrial equipment rental company with five locations in Arizona, which had unaudited total revenues of approximately $6.7 million and $6.0 million in calendar year 1995 and the nine months ended September 30, 1996, respectively. If this contemplated acquisition is completed, the Company would expect to use approximately $2.4 million of the net proceeds of this Offering and assume certain liabilities currently estimated to approximate $10.0 million. The Company also may be obligated to pay additional consideration of up to $1.0 million in the event certain performance criteria are met over a five-year period following completion of the acquisition. The transaction would likely be structured such that the rental operation acquired would be owned 80% by the Company and 20% by the current owner, with the Company having a right to purchase the minority interest. This contemplated acquisition is subject to a number of conditions, including the negotiation and execution of a definitive agreement and the completion of due diligence. There can be no assurance that such conditions will be fulfilled or that this contemplated acquisition will be consummated.

    The Company currently is not a party to any other agreement or understanding with respect to other possible acquisitions.

INDUSTRIAL DIVISION

    The Company is the largest Deere industrial dealer in the United States both in number of stores and total revenues and accounted for approximately 6% of Deere's United States industrial equipment sales in calendar 1995. The Company owns and operates 21 industrial stores located in metropolitan areas in Arizona, Southern California, Minnesota, North Dakota, South Dakota, and Texas. The revenues of the Industrial Division have increased from $30.5 million in fiscal 1992 to $139.0 million in fiscal 1996, representing a compound annual growth rate of 46%. The historic growth of the Industrial Division is the result of same store sales increases, which have averaged 21% per year from fiscal 1992 through fiscal 1996, and the acquisition of 11 stores over the same period. The Company began its industrial operations in 1989 by acquiring a Deere industrial dealership with stores located in Bismarck, Fargo, Grand Forks, and Minot, North Dakota.

    Customers of the Company include contractors, for both residential and commercial construction, utility companies, and federal, state, and local government agencies. The Industrial Division has a diverse customer base and no customer represented more than 5% of the Division's sales. The Industrial Division provides a full line of equipment for light to medium size applications and related product support to its customers. Its primary products include John Deere backhoe loaders, hydraulic excavators, crawler dozers, and four-wheel drive loaders. While the sale of new Deere industrial equipment is the main focus, the Company's industrial stores also offer complementary equipment from other suppliers, as well as used equipment taken as trade-ins.

    The industrial stores are located in areas with significant construction activity, including Dallas-Fort Worth, southern Los Angeles, Minneapolis-St. Paul, Phoenix, and San Diego. Each industrial store displays a broad array of new and used equipment and has a series of fully-equipped service bays to provide on-site service and maintenance of industrial equipment. The Company believes it has a competitive advantage over other industrial dealers given its ability to draw on its network of industrial stores for equipment and parts and the economies of scale inherent in its centralized administrative, purchasing, and inventory management functions. The Company attributes the success of its Industrial Division to its continuing implementation of its operating model.

    Deere has established an Industrial Mark of Excellence Program to recognize its industrial dealers which meet certain criteria, including targeted sales growth, financial performance, customer satisfaction, and product support. In calendar 1995, approximately 32% of the Deere United States industrial dealers achieved Mark of Excellence status. The Industrial Division achieved Mark of Excellence status for calendar 1995 for both its Midwest and Southwest areas of responsibility, and has achieved such status for its operations each year since 1989.

    The Company's industrial stores are located and were acquired or opened as described below:

                                                                              CALENDAR YEAR
LOCATION                                                                     ACQUIRED/OPENED
-----------------------------------------------------------------------  -----------------------
MIDWEST:
*Bismarck, ND..........................................................       1989     Acquired
 Minot, ND.............................................................       1989     Acquired
 Fargo, ND.............................................................       1989     Acquired
 Grand Forks, ND.......................................................       1989     Acquired
 Minneapolis, MN.......................................................       1990     Acquired
 Rochester, MN.........................................................       1990     Acquired
 St. Cloud, MN.........................................................       1990     Acquired
 Mankato, MN...........................................................       1992     Acquired
 Sioux Falls, SD.......................................................       1992     Acquired

                                                                              CALENDAR YEAR
LOCATION                                                                     ACQUIRED/OPENED
-----------------------------------------------------------------------  -----------------------
*Rapid City, SD........................................................       1993     Acquired
 Marshall, MN..........................................................       1996      Opened

SOUTHWEST:
 Flagstaff, AZ.........................................................       1992     Acquired
 Phoenix, AZ...........................................................       1992     Acquired
 Tucson, AZ............................................................       1992     Acquired
 Prescott, AZ..........................................................       1995      Opened
 Riverside, CA.........................................................       1995     Acquired
 San Diego, CA.........................................................       1995     Acquired
 Brawley, CA...........................................................       1996      Opened

SOUTH CENTRAL:
 Fort Worth, TX........................................................       1996     Acquired
 Irving, TX............................................................       1996     Acquired
 Waco, TX..............................................................       1996     Acquired

------------------------

 * Agricultural equipment also sold at this location.

AGRICULTURAL DIVISION

    The Company is the largest Deere agricultural dealer in the United States both in number of stores and total revenues and accounted for approximately 1% of Deere's United States agricultural equipment sales in calendar 1995. The revenues of the Agricultural Division increased from $40.7 million in fiscal 1992 to $84.6 million in fiscal 1996, representing a compound annual growth rate of 20%. The historic growth of the Agricultural Division is primarily due to same store sales growth resulting from the Company's continued implementation of its operating model, including aggressive sales programs to build market share, as well as a favorable agricultural economy. The Company began its agricultural operations in 1968 by acquiring a Deere agricultural store located in Casselton, North Dakota. The Company owns and operates 11 agricultural stores located in Minnesota, North Dakota, South Dakota, and Washington.

    The Company's agricultural stores are full-service suppliers to farmers, offering a broad range of farm equipment and related products. The Agricultural Division sold equipment, parts, or service to over 32,000 customers in fiscal 1996 and no customer represented more than 7% of the Division's sales. The Company's customers primarily farm corn, soybeans, wheat, sugar beets, and potatoes. As a result of the customer mix and Deere's product offering, the core products of the Agricultural Division include combines, tractors, planting equipment, and tillage equipment. The Company's agricultural stores also carry other harvesting and crop handling machinery, as well as lawn and grounds care equipment. The sale of new Deere agricultural equipment is the primary focus of the Company's agricultural equipment sales and accounts for a majority of the Division's new equipment sales. A wide variety of additional agricultural equipment lines, which complement the Deere products, is also offered according to local market demand. The agricultural stores also sell used equipment, generally acquired as trade-ins. The Company's store in Wadena, Minnesota sells irrigation equipment supplied by Valmont Industries Inc. and vegetable storage ventilation equipment.

    The agricultural stores are located in areas with significant concentrations of farmers and typically serve customers within a 25 to 50 mile radius. Each store displays a broad array of new and used equipment and has fully-equipped service bays to provide on-site service and maintenance of agricultural equipment. The Company believes it has a competitive advantage over other agricultural dealers given its ability to draw on its network of agricultural stores for equipment and parts and the economies of scale inherent in its centralized administrative, purchasing, and inventory management functions.

    Deere has established the John Deere Signature Award Program to recognize its agricultural dealers which meet certain criteria, including targeted sales growth, customer satisfaction, and dealer image. For calendar year 1995, approximately 36% of the Deere United States agricultural dealers were awarded Signature status in at least one category, and 17% achieved Signature status in all categories. Eight of the Company's Deere agricultural equipment stores were awarded Signature status in calendar year 1995, including four stores that achieved Signature status in all categories.

    The Company's agricultural stores are located and were acquired or opened as described below:

LOCATION                                                       CALENDAR YEAR ACQUIRED/OPENED
------------------------------------------------------------  -------------------------------
MIDWEST:
 Casselton, ND..............................................       1968        Acquired
 Lisbon, ND.................................................       1976         Opened
 Breckenridge, MN...........................................       1983        Acquired
 Kindred, ND................................................       1986         Opened
 Barnesville, MN............................................       1987        Acquired
 Fargo, ND..................................................       1987        Acquired
 Washburn, ND...............................................       1989        Acquired
*Aberdeen, SD...............................................       1990        Acquired
 Wadena, MN.................................................       1992         Opened

NORTHWEST:
 Pasco, WA..................................................       1996        Acquired
 Sunnyside, WA..............................................       1996        Acquired

------------------------

* Industrial equipment also sold at this location.

PARTS AND SERVICE

    The Company's industrial and agricultural stores offer a broad range of replacement parts and fully-equipped service and repair facilities for their respective product lines. The Company believes that product support through parts and service will be increasingly important to its ability to attract and retain customers for both its industrial and agricultural equipment operations. As of October 31, 1996, 121 of the Company's employees were employed in its parts business and 394 were employed in its service business.

    Each industrial and agricultural equipment store includes service bays staffed by highly trained service technicians. Technicians are also available to make on-site repairs of equipment that cannot be brought in for service. The Company's service technicians receive training from Deere and certain other suppliers, as well as additional on-site training conducted by the Company. The industrial stores located in Minneapolis, Minnesota and Riverside, California also operate full-service undercarriage shops for all makes and sizes of crawler equipment. The Company recently opened an undercarriage shop at one of its Dallas-Fort Worth industrial stores.

    As part of its product support efforts, the Company provides proactive and comprehensive customer service by maintaining service histories for each piece of equipment owned by its customers, having longer service hours in times of peak service usage, providing on-site repair service at customer locations, scheduling off-season maintenance activities with customers, notifying customers of periodic service requirements, and providing training programs to customers to better educate them as to maintenance requirements, as well as teaching preventive maintenance that customers can perform themselves. At the time equipment is purchased, the Company also offers customers the option of purchasing guaranteed maintenance contracts. The Company believes that these product support services help attract customers, develop and strengthen existing customer relationships, and promote customer loyalty.

RENTAL FLEET OPERATIONS

    The Company maintains a rental fleet of industrial equipment, primarily in its Arizona and Southern California operations. The Company rents the industrial equipment to customers on a short-term basis, generally for a specified number of days or weeks, at competitive rates. The Company believes that its rental operations will continue to benefit from the trend among businesses to outsource operations, including equipment ownership, in order to minimize their capital investment in equipment as well as reducing or eliminating the down-time, maintenance, repair, and storage costs associated with equipment ownership. Used rental equipment is then sold by the Company, generally after 18 to 24 months of service. The Company believes that the rental business will be an area of growth as it expands its operations in Arizona and California, as well as in its recently acquired Dallas-Fort Worth operations. The Company's network of industrial stores support the sale of the used equipment retired from the rental fleet through the ability to move used equipment to various geographic regions based on market demand, the access to an expanded customer base, and the availability of trained personnel to service the used equipment to enhance its resale value.

    The Company has entered into a letter of intent to acquire certain assets of an industrial equipment rental company with five locations in Arizona. See "--Recent and Contemplated Acquisitions." This contemplated acquisition is subject to a number of conditions, and there can be no assurance that such conditions will be fulfilled or that this contemplated acquisition will be consummated.

INVENTORY AND ASSET MANAGEMENT

    The Company maintains substantial inventories of equipment and parts at its stores in order to facilitate sales to customers on a timely basis. The Company also is required to build up its inventory in advance of its second and third fiscal quarters, which historically have higher sales, to ensure that it will have sufficient inventory available to meet its customer needs and to avoid shortages or delays. Deere recently has developed an inventory warehouse that its dealers may access to obtain equipment to facilitate inventory management.

    In addition, to maximize asset productivity, the Company maintains a complete database on sales and inventory of parts and equipment. The Company has a sophisticated, centralized real-time inventory control system. This system enables each store to access the available inventory of the Company's other stores before ordering additional parts or equipment from the supplier. As a result, the Company minimizes its investment in inventory while still effectively and promptly satisfying its customers' parts needs. Using this system, the Company also monitors inventory levels and mix at each store and makes adjustments as needed in accordance with its operating plan. The Company's management information system and database also are used to monitor market conditions, sales information, and customer demand, as well as to assess product merchandising strategies. The Company has begun to use the Internet for direct sales of parts to a small but growing number of its retail customers. The Company's parts business is also supported by a network established by Deere which connects each industrial and agricultural store to Deere's warehouses. The Company does not accept returns of equipment, but does accept returns of parts. The level of parts returns historically has not been material.

STORE OPERATIONS

    The Company believes that management of its stores at the individual store level is crucial to the success of its overall operations. Each store has its own manager, who reports directly to one of the four Senior Vice Presidents of Operations. The Company's store managers on average have more than ten years of experience in industrial or agricultural sales and more than five years of experience as a store manager. Each store also typically is staffed by a parts manager and service manager. The Company has a bonus plan for its store managers which rewards managers who demonstrate strong performance based on sales growth, net income, and return on assets. See "Management--Cash Bonus Incentives." Sales personnel are compensated and evaluated on their success rate in obtaining sales, their systematic contacting of potential customers, and their advance awareness of potential sales in their area of responsibility. The Company also has recently adopted the Incentive Plan, which will be used to provide stock-based incentive compensation to store managers and others. See "Management--1996 Stock Incentive Plan." Under the Company's operating model, decision-making for customer-related issues is decentralized, with each store manager responsible for such matters as the type of equipment to stock, equipment pricing, customer credit approvals, staffing levels, and customer satisfaction.

MANAGEMENT STRUCTURE

    Management of the day-to-day operations of the Company's industrial and agricultural networks is coordinated by the Company's four Senior Vice Presidents of Operations, including monitoring the Company's effectiveness and actual day-to-day performance in areas such as annual budgets, inventory forecasting, and marketing efforts. Historically, each Division had one Senior Vice President. As the Company has expanded through its recent acquisitions, the Company has appointed two Senior Vice Presidents for its Industrial Division and two Senior Vice Presidents for its Agricultural Division. Responsibility for stores and operations within each Division is assigned based on the geographical locations of stores. The Company works to maintain open communications among the stores to identify and pursue potential areas of growth.

    The Company maintains a small corporate staff at its headquarters in Fargo and in Minneapolis. The corporate staff handles corporate planning, financial reporting and analysis, execution of the Company's business strategy, and other centralized functions for the Company's overall operations. The corporate staff focuses on functions that are not directly related to interactions with customers such as accounting systems, training, purchasing, internal communication systems, facilities management, employee recruitment, benefit plan management, and Company-wide standard policies and procedures.

SALES AND MARKETING

    The Company has developed and implemented a comprehensive marketing program. Action plans are developed for each store and monitored on a regular basis. Centralized marketing efforts include setting forecasts, developing marketing strategies, establishing market share goals, initiating public relations, and choosing advertising mediums to be used. Each individual store is responsible for its own targeted marketing program for its particular customer base.

    The Company is highly proactive with existing and potential customers in both its industrial and agricultural operations. The Company attempts to increase customer awareness of its products and services through its targeted direct mailings, advertisements in trade journals, and participation in trade shows. Open houses, service clinics, and seminars on a variety of topics such as agri-business, servicing of equipment, and preventive maintenance are used to build and maintain the Company's customer base. In addition to its own marketing efforts, the Company actively participates in the advertising and promotional programs of Deere and other suppliers. The Company also participates in cooperatively funded programs with suppliers, including advertising in trade journals, participating in trade shows sponsored by such suppliers, and developing point-of-purchase in-store displays of various equipment and parts.

    Building strong name recognition throughout its target markets is an important part of the Company's marketing program. Accordingly, the Company has implemented programs to continually enhance recognition of the Company's corporate name and logomark through consistent design elements in its signage, facilities, vehicle identification program, merchandising and point-of-purchase programs, and employee uniform and clothing standards.

    Product support also is an important part of the Company's marketing program. The Company believes that product support plays a key role in establishing and maintaining solid customer relationships. For both its industrial and agricultural operations, the Company promotes its ability to support both the products it sells and products sold by others. The parts and service departments are coordinated and operated as one function, providing a cooperative effort in providing solutions for the customer. To increase its knowledge of its existing and potential customers, the Company uses a sophisticated computerized database to track each customer, identify in advance potential purchases of industrial and agricultural equipment, and maintain a comprehensive record as to equipment purchases, anticipated equipment needs, and individual customer preferences. The Company also conducts training programs for its store managers and sales personnel on sales techniques and methods for building stronger customer relationships.

DEALERSHIP AGREEMENTS

    DEERE INDUSTRIAL DEALER AGREEMENTS. The Company has entered into agreements with Deere which authorize the Company to act as a dealer of Deere construction, utility, and forestry equipment (the "Industrial Dealer Agreements"). The Company's areas of responsibility for the sale of Deere industrial equipment are: (i) in the Midwest: almost all of Minnesota, North Dakota, and South Dakota, and small portions of Iowa and Wyoming; (ii) in the Southwest: Arizona and part of Southern California; and (iii) in the South Central: North Central Texas, including the Dallas-Fort Worth and Waco metropolitan areas.

    Pursuant to the Industrial Dealer Agreements, the Company is required, among other things, to maintain suitable facilities, provide competent management, actively promote the sale of the equipment covered by the agreements in the designated areas of responsibility, fulfill the warranty obligations of Deere, maintain inventory in proportion to the sales potential in each area of responsibility, provide service and maintain sufficient parts inventory to service the needs of its customers, maintain adequate working capital, and maintain stores only in authorized locations. Deere is obligated to make available to the Company any finance plans, lease plans, floor plans, parts return programs, sales or incentive programs or similar plans or programs it offers to other dealers. Deere also provides the Company with promotional items and marketing materials prepared by Deere for its dealers. The Industrial Dealer Agreements also entitle the Company to use John Deere trademarks and tradenames, with certain restrictions. For a description of the rights of Deere to terminate its dealer agreements with the Company, see "Risk Factors--Deere Termination Rights."

    DEERE AGRICULTURAL DEALER AGREEMENTS. The Company has entered into non-exclusive dealership agreements with Deere for each of its agricultural stores, which authorize the Company to act as a dealer in Deere agricultural equipment (the "Agricultural Dealer Agreements"). The Agricultural Dealer Agreements establish the Company's specific authorized store locations. The terms of the Agricultural Dealer Agreements are substantially the same as the Industrial Dealer Agreements. All of the agricultural stores also offer John Deere lawn and grounds equipment, for which the Company has entered into non-exclusive Lawn and Garden Dealer Agreements containing substantially the same terms as the Agricultural Dealer Agreements. For a description of the rights of Deere to terminate its dealer agreements with the Company, see "Risk Factors--Deere Termination Rights."

    DEERE DEALERSHIP AGREEMENTS--OTHER PROVISIONS. The Deere Agreement also provides that the Company cannot engage in discussions to acquire other Deere dealerships without Deere's prior written consent, which Deere may withhold in its sole discretion. In addition, Deere has the right to have input into the selection of Company's management personnel, including store managers, and to have input with respect to the selection of nominees to the Company's Board of Directors and the removal of directors. The prior consent of Deere is required for the opening of any store within the Company's designated areas of responsibility and for the acquisition of any other Deere dealership. There can be no assurance that any such consent will be given by Deere. In addition, the Company is prohibited from making acquisitions, initiating new business activity, paying dividends, repurchasing its capital stock, or making any other distributions to stockholders if the Company's equity to assets ratio is below 30%, as calculated by Deere under the Deere Agreement, or if such ratio would fall below 30% as a result of such action. The Company believes its equity-to-assets ratio at the time of consummation of this Offering and at the end of fiscal 1997 will be at least 30%. In the event of Mr. Offutt's death, Deere has the right to terminate the Company's dealer appointments upon the occurrence of a "change of control." See "Risk Factors--Deere Termination Rights."

    The Company's Deere dealer appointments are not exclusive. Deere could appoint other dealers in close proximity to the Company's existing stores. The areas of responsibility assigned to the Company's industrial dealerships can be reduced by Deere upon 120 days prior written notice. In addition, the dealer agreements can be amended at any time without the Company's consent, so long as the same amendment is made to the dealer agreements of all other Deere dealers. Deere also has the right to sell directly to federal, state, or local governments, as well as national accounts. To the extent Deere appoints other dealers in the Company's markets, reduces the areas of responsibility relating to the Company's industrial stores, or amends the dealer agreements or directly sells substantial amounts of equipment to government entities and national accounts, the Company's results of operations and financial condition could be adversely affected.

    OTHER SUPPLIERS. In addition to Deere, the Company is an authorized dealer at various stores for suppliers of other equipment. The terms of such arrangements vary, but most of the dealership agreements contain termination provisions allowing the supplier to terminate the agreement after a specified notice period (usually 180 days), upon a change of control, and in the event of Mr. Offutt's death.

FLOOR PLAN FINANCING

    Having adequate wholegoods and parts inventories at each of the Company's industrial and agricultural equipment stores is important to meeting its customer needs and to its sales. Accordingly, the Company attempts to maintain at each store, or have readily available at other stores in its industrial and agricultural store networks, sufficient inventory to satisfy anticipated customer needs. Inventory levels fluctuate throughout the year and tend to increase before the primary sales seasons for agricultural equipment. The cost of financing its inventory also is an important factor affecting the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    DEERE. Deere and Deere Credit offer floor plan financing to Deere dealers for extended periods, to enable dealers to carry representative inventories of equipment and to encourage the purchase of goods by dealers in advance of seasonal retail demand.

    Deere charges variable market rates of interest at or over the prime rate on balances outstanding after any interest-free periods and retains a security interest in the inventories, which it inspects periodically. The interest-free periods, which Deere changes periodically, are currently six to eight months for agricultural equipment and one to five months for industrial equipment. Deere also provides financing for used equipment accepted in trade, repossessed equipment, and approved equipment from other suppliers, and receives a security interest in such equipment.

    The Company has a line of credit for $50.0 million with Deere Credit. After the interest-free period, the Company generally shifts its financing to Deere Credit to obtain a lower interest rate. The rate charged by Deere Credit is at the prime rate, which as of December 31, 1996 was 8.25%.

    OTHER SUPPLIERS. For equipment from suppliers other than Deere, the Company primarily finances its inventory through its line of credit at Ag Capital. Financing also may be available through floor plan financing programs provided by the suppliers, which may be financed by such suppliers themselves or through third party lenders, depending on which option provides the Company with the most favorable terms. The interest rate on the Ag Capital line of credit is the prime rate, which as of December 31, 1996 was 8.25%. See "Certain Relationships and Related Transactions."

CUSTOMER FINANCING OPTIONS

    Financing options for customer purchases support the sales activities of the Company. The primary financing for purchases by the Company's customers are through programs offered by Deere and Ag Capital. The Company does not grant extended payment terms to its customers.

    DEERE. Deere's credit subsidiaries provide and administer financing for retail purchases and leases of new and used equipment, primarily through Deere Credit. Deere Credit retains a security interest in the equipment financed. A portion of the customer financing provided by Deere is recourse to the Company. Deere retains a reserve for amounts that the Company may be obligated to pay Deere, by retaining 1% of the face amount of each contract financed until the reserve reaches 3% of the total dollar amount of contracts outstanding. In the event a customer defaults in paying Deere and there is a deficiency in the amount owed to Deere, the Company has the option of paying the amount due under its recourse obligations or using a portion of its reserve. The Company's liability is capped at the amount of the reserve, which, as of October 31, 1996, was $847,000. See Note 9 of the Combined Financial Statements. The Company's historical losses in connection with this contingent recourse liability have not been material.

    AG CAPITAL AND OTHERS. Ag Capital, a cooperative lending institution, also provides financing to the Company's customers. Some of the financing provided by Ag Capital to its customers also is recourse to the Company. This contingent liability is capped at an amount equal to 10% of the amount of the aggregate outstanding contracts, which contingent liability was approximately $3.4 million as of October 31, 1996. Another Offutt Entity, Farmers Equipment Rental, also has provided financing to customers for which the Company has some contingent recourse liability, which contingent liability was approximately $900,000 as of October 31, 1996. This contingent liability also is capped at an amount equal to 10% of the amount of the aggregate outstanding contracts. See "Certain Relationships and Related Transactions" and Note 9 to the Combined Financial Statements.

    REPURCHASE CONTRACTS. The Company enters into repurchase contracts with certain of its customers, primarily its governmental customers, pursuant to which the Company, at the request of the customer, may be required to repurchase the equipment at a price fixed in the contract after a specified period of time, typically five years, subject to certain conditions. The repurchased equipment is then sold by the Company as used equipment. Although there can be no assurance that the proceeds to the Company upon sale of such equipment will be equal to or exceed the repurchase price paid to the customer for such equipment, the Company believes its multiple stores facilitate the sale of repurchased equipment. See Note 9 to the Combined Financial Statements.

PERSONAL GUARANTY

    Ronald D. Offutt, the Chairman, Chief Executive Officer, and principal stockholder of the Company, has personally guaranteed all amounts owed to Deere and its affiliates. Under the Deere Agreement, the Company is permitted to replace the personal guaranty of Mr. Offutt with a letter of credit in an amount and from a financial institution acceptable to Deere. The amount of the letter of credit required by Deere would be adjusted annually based on the level of Company's floor plan financing with Deere and its affiliates and the Company's equity to assets ratio. If Mr. Offutt should elect not to continue to provide his personal guaranty, the Company would be required to establish the letter of credit. As of October 31, 1996, the Company would be required to have a letter of credit of approximately $41.0 million to secure the then outstanding Deere floor plan financing, which was approximately $89.1 million as of October 31, 1996, at an annual cost of approximately $205,000.

COMPETITION

    The Company's industrial equipment stores compete with distributors of equipment produced by manufacturers other than Deere, including Case, Caterpillar, and Komatsu. The Company also faces competition from distributors of manufacturers of specific types of industrial equipment, including JCB backhoes, Kobelco excavators, Komatsu wheel loaders and crawler dozers, and Bobcat skid loaders. The Company's agricultural equipment stores compete with distributors of equipment from suppliers other than Deere, including Agco, Case, and New Holland. The Company's agricultural equipment stores also compete with other Deere dealerships. Competing Deere agricultural stores may be located in close proximity to one of the Company's agricultural stores. Competition among equipment dealers is primarily based on price, value, reputation, quality, and design of the products offered by the dealer, the customer service and equipment servicing provided by the dealer, and the accessibility of the stores. The Company believes that its broad product line, product support, and superior quality products will enable it to compete effectively.

PRODUCT WARRANTIES

    Product warranties for new equipment and parts are provided by the supplier. The term and scope of these warranties vary greatly by supplier and by product. The Company does not provide additional warranties to retail purchasers of new equipment. Deere pays the Company for repairs to Deere equipment under warranty. The Company generally sells used equipment "as is" and without manufacturer's warranty, although manufacturers sometimes provide limited warranties if the manufacturer's original warranty is transferrable and has not yet expired. Typically, the Company does not provide additional warranties on used equipment.

TRADEMARKS

    RDO Equipment is a registered servicemark owned by the Company. John Deere is a registered trademark of Deere & Company, the Company's use of which is authorized under the Deere dealership agreements. Trademarks and tradenames of new equipment obtained from suppliers other than Deere are licensed from their respective owners. The Company historically has operated each of its industrial and agricultural stores under either the RDO Equipment tradename or, for purposes of continuity at a particular store if there was strong local name recognition and customer loyalty, the name historically used by the Deere dealership in that location. Beginning in fiscal 1995, the Company began to implement a program to operate all of its industrial and agricultural stores under the RDO Equipment tradename and servicemark. The Company expects to complete this program at its existing stores in fiscal 1998. Each store also is identified as either an authorized John Deere industrial or agricultural equipment store and may display signs of other suppliers.

PRODUCT LIABILITY AND LEGAL PROCEEDINGS

    From time to time, the Company is involved in various litigation matters involving ordinary and routine claims incidental to the Company's business. The Company believes that there are no claims or litigation pending, the outcome of which could have a material adverse effect on the financial position or results of operations of the Company; however, the ultimate legal and financial liability of the Company cannot be estimated with certainty. Products that have been or may be sold by the Company may expose it to potential liabilities for personal injury or property damage claims relating to the use of such products. The Company maintains third-party liability insurance, including product liability coverage, in amounts deemed adequate by management. To date, the aggregate costs to the Company for claims, including product liability actions, have not been material. An uninsured or partially insured claim, or a claim for which the manufacturer is not liable or does not assume responsibility, however, could have a material adverse effect on the financial condition of the Company. See "Risk Factors--Product Liability Risk."

ENVIRONMENTAL STANDARDS AND GOVERNMENT REGULATIONS

    The Company's operations are subject to numerous federal, state, and local rules and regulations, including laws and regulations designed to protect the environment and to regulate the discharge of materials into the environment, primarily relating to its service operations. Based on current laws and regulations, the Company believes that it is in compliance with such laws and regulations and that its policies, practices, and procedures are designed to prevent unreasonable risk of environmental damage or violation of environmental laws and regulations and any resulting financial liability to the Company and the Company is not aware of any federal, state, or local laws or regulations that have been enacted or adopted, the compliance with which would have a material adverse effect on the Company's results of operations or would require the Company to make any material capital expenditures. No assurance can be given that future changes in such laws or regulations or changes in the nature of the Company's operations or the effects of activities of prior occupants or activities at neighboring facilities will not have an adverse impact on the Company's operations. See "Risk Factors--Government Regulation."

EMPLOYEES

    As of October 31, 1996, the Company employed 771 full-time employees. Of this number, 13 employees were located at the Company's corporate offices and employed in corporate administration. The balance of the employees were located at the various stores: 94 were employed in administration, 149 in equipment sales and rental operations, 121 in parts sales, and 394 in servicing equipment. None of the Company's employees is covered by a collective bargaining agreement.

PROPERTIES

    The Company owns the real estate for eight of its stores, leases its executive offices and eight stores from various Offutt Entities, and leases 16 stores from unrelated third parties. Lease terms range from one to ten years and some leases include an option to purchase the leased property. See "Certain Relationships and Related Transactions." The Company believes that all of its facilities are in good operating condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of the Company are as follows:

NAME                              AGE                 POSITION(S)
------------------------------    ----  ----------------------------------------
Ronald D. Offutt(1)...........      54  Chairman, Chief Executive Officer, and a
                                        Director
Paul T. Horn(1)...............      54  President, Chief Operating Officer, and
                                        a Director
Allan F. Knoll(1)(2)..........      53  Chief Financial Officer, Secretary, and
                                        a Director
Richard J. Moen...............      49  Chief Administrative Officer and
                                        Treasurer
Gary R. Allan.................      48  Senior Vice President,
                                        Agricultural--Northwest Operations
H. David Frambers.............      53  Senior Vice President,
                                        Industrial--Midwest and South Central
                                          Operations
Larry B. Kerkhoff.............      43  Senior Vice President,
                                        Agricultural--Midwest Operations
Larry E. Scott................      54  Senior Vice President,
                                        Industrial--Southwest Operations
Mark A. Doda..................      34  Controller
Bradford M. Freeman(2)(4).....      54  Director
Ray A. Goldberg(3)(4).........      70  Director
Norman M. Jones(3)(4).........      66  Director
James D. Watkins(2)(4)........      49  Director

------------------------

(1) Member of Executive Committee following completion of this Offering

(2) Member of the Compensation Committee following completion of this Offering

(3) Member of the Audit Committee following completion of this Offering

(4) Will become a director following completion of this Offering

    RONALD D. OFFUTT. Mr. Offutt is the Company's founder, Chairman, Chief Executive Officer, and principal stockholder. Mr. Offutt was first elected President of the Company in 1968, upon formation of the Company. Mr. Offutt also serves as Chief Executive Officer and Chairman of the Board of Offutt Co., and he owns, controls, or manages the other Offutt Entities, which are engaged in a variety of businesses such as farming, food processing, auto dealerships, and agricultural financing activities, some of which transact business with the Company. See "Certain Relationships and Related Transactions." Mr. Offutt will continue to spend approximately 25% of his time on the Company's business. Mr. Offutt is Chairman of the Board of Regents of Concordia College of Moorhead and is a graduate of Concordia College of Moorhead with a degree in Economics.

    PAUL T. HORN. Mr. Horn has served as President of the Company since August 1996 and as Chief Operating Officer and a Director of the Company since 1986. Prior to October 1, 1996, he was an employee of Offutt Co. and spent approximately 25% of his time on the business of the Company. Since such date, he has been a full-time employee of the Company. Mr. Horn serves as a director and officer and is a beneficial stockholder of many Offutt Entities, and he will continue to hold many of these positions upon consummation of this Offering. See "Certain Relationships and Related Transactions." Mr. Horn currently serves as Chairman of the Board of Crop Growers Insurance Corp., a crop insurance company, and Northern Grain Company, a regional grain elevator. Mr. Horn is a graduate of Michigan State University with degrees in Business Administration and Agronomy.

    ALLAN F. KNOLL. Mr. Knoll has served as Chief Financial Officer, Secretary, and a Director of the Company since 1974. Mr. Knoll also serves as Chief Financial Officer and Secretary of Offutt Co., and serves as a director and officer and is a beneficial stockholder of many of the Offutt Entities. See "Certain Relationships and Related Transactions." Mr. Knoll will continue to spend approximately 25% of his time on the business of the Company. Mr. Knoll is a graduate of Moorhead State University with degrees in Business Administration and Accounting.

    RICHARD J. MOEN. Mr. Moen has served as the Chief Administrative Officer and Treasurer of the Company since October 1996. Prior to joining the Company, from August 1993 until September 1996, Mr. Moen served as Vice President--Legal Services of ConAgra Diversified Products Companies, a division of ConAgra, Inc. ("ConAgra"), a diversified international food company. From March 1988 until August 1993, Mr. Moen served as Executive Vice President--Administration, General Counsel, Secretary, and a director of Golden Valley Microwave Foods, Inc., a company specializing in food products designed for use in microwave ovens. Mr. Moen is a graduate of Massachusetts Institute of Technology, with a degree in Economics, and Harvard Law School.

    GARY R. ALLAN. Mr. Allan has served as Senior Vice President, Agricultural--Northwest Operations since the closing of the Washington Acquisition in October 1996. Prior to that closing, Mr. Allan was the President of the Washington agricultural stores and had held such position since 1986. He is also a partner in Coho L.T.D., a diversified farming company located in Pasco, Washington, and currently serves on the Board of Directors of Yakima Federal Savings and Loan in Yakima, Washington. Mr. Allan attended Columbia Basin College and Eastern Washington University.

    H. DAVID FRAMBERS. Mr. Frambers has served as Senior Vice President, Industrial--Midwest and South Central Operations since July 1996. With the expansion of the Industrial Division, he became Vice President and General Manager of the Industrial Division for the Midwest and Southwest regions and held such position from 1991 to July 1996. Mr. Frambers served as Vice President and General Manager of the Agricultural and Industrial Divisions from 1986 to 1991. Prior to joining the Company, he was the manager of a Deere agricultural dealership in Grand Forks, North Dakota from 1979 to 1986. From 1968 to 1979 he was employed by Deere in sales and marketing and held positions as the territory manager based in Denver, Colorado, the store manager at Fargo Implement, Fargo, North Dakota, and a division sales manager for Deere in Minneapolis, Minnesota. He is a graduate of Kansas State College with a degree in Industrial Technology.

    LARRY B. KERKHOFF. Mr. Kerkhoff has served as Senior Vice President, Agricultural--Midwest Operations since July 1996. Prior to that time, he was the manager of the Company's agricultural equipment store in Breckenridge, Minnesota, since 1991. He has been in agri-business for over 20 years. Prior to joining the Company, he was with Kibble Equipment, a Deere agricultural dealership, in Montevideo, Minnesota. He is a graduate of Mankato Area Vocational Institute--Diesel Mechanics Program and Mankato State University with a degree in Business Administration.

    LARRY E. SCOTT. Mr. Scott has served as Senior Vice President, Industrial--Southwest Operations since July 1996. Prior to that time, he served as a Vice President and General Manager of the Agricultural Division since 1991. Mr. Scott has been involved in management in the agricultural business for 24 years. He managed the Company's agricultural stores in Casselton, North Dakota, Breckenridge, Minnesota, and Fargo, North Dakota prior to becoming Vice President of the Agricultural Division. He is a graduate of North Dakota State University with a degree in Mathematics and a minor in Business Administration.

    MARK A. DODA. Mr. Doda has served as Controller of the Company since September 1992. Prior to joining the Company, Mr. Doda served as a Division Controller for Graco, Inc., a manufacturer of fluid handling systems, from January 1992 to September 1992. From January 1985 to December 1991, Mr. Doda worked for Deloitte & Touche LLP. Mr. Doda is a graduate of the University of North Dakota with a degree in Accounting.

    BRADFORD M. FREEMAN. Mr. Freeman will become a director following the consummation of this Offering. Mr. Freeman is a founding partner of Freeman Spogli & Co., a private equity investment firm with offices in Los Angeles and New York. Since its founding in 1983, Freeman Spogli & Co. has organized the acquisitions of 22 companies with aggregate transaction values in excess of $6.0 billion. Mr. Freeman serves on the Board of Trustees of Stanford University. Mr. Freeman is a graduate of Stanford University and Harvard Business School.

    RAY A. GOLDBERG. Mr. Goldberg will become a director following the consummation of this Offering. Mr. Goldberg is currently the Moffett Professor of Agriculture and Business and head of the Agribusiness Program at the Harvard Graduate School of Business Administration where he has been a professor since 1955. Mr. Goldberg also serves as a director of Pioneer Hi-Bred International, Inc., a seed company, and is a member of the Advisory Council to Rabobank U.S.A.

    NORMAN M. JONES. Mr. Jones will become a director following the consummation of this Offering. From 1995 to the present, Mr. Jones has been the Chairman of First Bank Savings, fsb, the thrift subsidiary of First Bank System, Inc. Prior to 1995, Mr. Jones was the Chairman and Chief Executive Officer of Metropolitan Financial Corporation, a regional thrift holding company, where he was employed from 1952 through 1995. Mr. Jones has served on the committees of numerous savings and loan organizations and he currently serves on the Board of Directors of First Bank System, Inc., and Lutheran Health Systems, Inc., an owner and manager of a network of hospitals. Mr. Jones is a member of the Board of Regents for Concordia College of Moorhead, Minnesota, a board member and Chairman of Luther Seminary Foundation, an Advisory Board Member for Slumberland, Inc., a retail furniture chain, and an Advisory Board Member for the Board of Pension for the Evangelical Lutheran Church of America. Mr. Jones is a graduate of Concordia College of Moorhead.

    JAMES D. WATKINS. Mr. Watkins will become a director following the consummation of this Offering. Mr. Watkins founded Golden Valley Microwave Foods, Inc. in 1978 and continuously served as its Chairman and Chief Executive Officer until it was acquired by ConAgra in July 1991. Since that acquisition, Mr. Watkins has served in ConAgra's Office of the President as President and Chief Operating Officer of ConAgra Diversified Products Companies. Mr. Watkins currently serves as a Trustee of Ronald McDonald House Charities and as a member of the Board of Overseers, Carlson School of Management, University of Minnesota. Mr. Watkins is a graduate of the University of Minnesota with a degree in Economics and Fine Arts.

    Mr. Scott is the brother-in-law of Mr. Offutt. There are no other family relationships among the directors and executive officers of the Company. Under the Deere Agreement, Deere has the right to have input with respect to the selection of nominees to the Company's Board of Directors and the removal of directors.

TERM OF OFFICE

    Members of the Board of Directors are elected annually to serve for one-year terms or until their successors are elected and qualify.

BOARD COMMITTEES

    The Board of Directors has established three committees of the Board which will take effect upon consummation of this Offering: the Executive Committee, the Audit Committee, and the Compensation Committee. The Executive Committee has the authority to take all actions that the Board as a whole is able to take, except as limited by applicable law. The Audit Committee recommends the appointment of auditors and oversees the accounting and audit functions of the Company. The Compensation Committee determines executive officers' and key employees' salaries and bonuses and administers the Incentive Plan. Upon consummation of this Offering, Messrs. Offutt, Horn, and Knoll will be appointed to serve on the Executive Committee, Messrs. Knoll, Freeman, and Watkins will be appointed to serve on the Compensation Committee, and Messrs. Goldberg and Jones will be appointed to serve on the Audit Committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    In fiscal 1996, the Company had no Compensation Committee but the Board of Directors performed equivalent functions. Of the members of the Board of Directors in such year, Mr. Offutt served as the Company's Chairman and Chief Executive Officer, Mr. Horn served as the Chief Operating Officer, and Mr. Knoll served as the Company's Chief Financial Officer.

DIRECTOR COMPENSATION

    Directors who are not employees or officers of the Company will receive $1,000 per month and $500 for each Board and committee meeting attended. Directors who are employees or officers of the Company do not receive additional compensation for service as a director. In addition, all directors are entitled to be reimbursed for certain expenses in connection with attendance at Board and committee meetings. At the time such person first becomes a director of the Company, each non-employee director will receive options to purchase 10,000 shares of Class A Common Stock, with such vesting periods as the Compensation Committee may determine. See "--1996 Stock Incentive Plan."

EXECUTIVE COMPENSATION

    Historically Messrs. Offutt, Horn, and Knoll were not compensated directly by the Company for their services, which represented approximately 25% of each of their time. Their services were provided to the Company pursuant to an arrangement with Offutt Co. The compensation paid by Offutt Co. to each of Messrs. Offutt, Horn, and Knoll for their services to the Company was $30,000, $50,000, and $50,000 in each of fiscal 1994, 1995, and 1996, respectively. Commencing as of October 1, 1996, each of these officers has been paid directly by the Company for their services to the Company. Messrs. Offutt and Knoll receive salaries from the Company of $50,000 per year for their part-time services, and Mr. Horn receives from the Company a salary of $150,000 per year for his full-time services. Messrs. Offutt, Horn, and Knoll each are eligible for an incentive bonus from the Company.

    The following table describes the compensation paid or earned for services rendered to the Company in fiscal 1996 by the Company's Chief Executive Officer and four most highly compensated other executive officers.

                           SUMMARY COMPENSATION TABLE

                                                ANNUAL COMPENSATION(1)
                                            -------------------------------        ALL OTHER
NAME AND PRINCIPAL POSITION                    SALARY          CASH BONUS       COMPENSATION(1)
----------------------------------------    -------------     -------------     ----------------
Ronald D. Offutt
  Chairman and Chief Executive
  Officer...............................    $      50,000(2)       --                 --
Paul T. Horn
  President and Chief Operating
  Officer...............................    $      50,000(2)       --                 --
Allan F. Knoll
  Chief Financial Officer and
  Secretary.............................    $      50,000(2)       --                 --
H. David Frambers
  Senior Vice President,
  Industrial--Midwest and South Central
  Operations............................    $      52,000     $    148,813            --
Larry E. Scott
  Senior Vice President,
  Industrial--Southwest Operations......    $      52,000     $    147,986            --

------------------------

(1) No executive officer of the Company received perquisites or other personal benefits exceeding $50,000 or 10% of such officer's total annual salary and bonus.

(2) Prior to October 1, 1996, Messrs. Offutt, Horn, and Knoll were not paid directly by the Company, but were compensated by Offutt Co. The amount reflected in the table is the amount of compensation paid for the services provided by each of them to the Company in fiscal 1996.

    No option grants were made during fiscal 1996 to any of the executive officers named in the Summary Compensation Table or any other employee of the Company.

1996 STOCK INCENTIVE PLAN

    The Board of Directors and stockholders of the Company have adopted the Incentive Plan. The Incentive Plan is intended to advance the best interests of the Company and its stockholders by attracting, retaining, and motivating employees, directors, advisors, and consultants of the Company. The Incentive Plan provides for the grant of stock options (which may be non-qualified stock options or incentive stock options for tax purposes), stock appreciation rights issued independent of or in tandem with such options ("SARs"), restricted stock awards, and performance stock awards, thereby increasing the personal stake of Incentive Plan participants in the continued success and growth of the Company.

    The Incentive Plan is administered by the Compensation Committee (the "Committee"), which consists of three members, including at least two non-employee directors of the Company who are disinterested within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Committee has broad authority to interpret and administer the Incentive Plan, including the power to grant and modify awards and the power to limit or eliminate in its discretion as it may deem advisable to comply with or obtain preferential treatment under any applicable tax or other law, rule, or regulation. The Committee also has broad authority to accelerate the vesting of an award or the time at which any award is exercisable or to waive any condition or restriction on the vesting, exercise, or receipt of any award. The Board of Directors may at any time amend, suspend, discontinue, or terminate the Incentive Plan without stockholder approval or approval of participants, subject to certain limitations.

    Initially, 1,250,000 shares of Class A Common Stock are available for issuance under the Incentive Plan. In addition, as of February 1 of each year the Incentive Plan is in effect, if the total number of shares of Common Stock issued and outstanding, not including any shares of Class A Common Stock issued under the Incentive Plan, exceeds the total number of shares of Common Stock issued and outstanding as of February 1 of the preceding year (or, for fiscal 1997, as of the commencement of the Incentive Plan), the number of shares available will be increased by an amount such that the total number of shares available for issuance under the Incentive Plan equals 10% of the total number of shares of Common Stock outstanding, not including any shares issued under the Incentive Plan. Lapsed, forfeited, or cancelled awards will not count against these limits. Cash exercises of SARs and cash settlements of other awards will also not be counted against these limits but the total number of SARs and other awards settled in cash shall not exceed the total number of shares authorized for issuance under the Incentive Plan (without reduction for issuances).

    As of the date of this Prospectus, no awards have been made under the Incentive Plan. Prior to consummation of this Offering, the Company plans to grant options to purchase an aggregate of approximately 600,000 shares of Class A Common Stock under the Incentive Plan at the initial public offering price.

CASH BONUS INCENTIVES

    The Company expects that annual cash bonuses will be a substantial portion of the cash compensation of its management team. For its senior management, bonuses are determined based on achievement of a variety of factors, including targeted return on assets and earnings per share growth. Each store manager is evaluated based on a number of performance criteria, including efficiency of asset management, store profitability, sales growth, productivity, and product support. Bonuses are accrued monthly based on the actual year-to-date performance of the managers. A portion of each bonus is paid quarterly, with the balance paid after the final bonus amount is determined at the end of each year.

401(K) EMPLOYEE SAVINGS PLAN

    The Company's employees participate in a 401(k) employee savings plan, sponsored by an Offutt Entity, which covers substantially all employees. The Company matches a portion of employee contributions up to an annual maximum of $900 per employee. Contributions to the plan by the Company were $121,000, $151,000, and $194,000 for fiscal 1994, 1995, and 1996, respectively, and
$151,000 and $166,000 for the nine months ended October 31, 1995 and 1996, respectively.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

    The Company's Certificate of Incorporation contains provisions (i) eliminating the personal liability of its directors, officers, employees, and other agents for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted by the law, and (ii) indemnifying its directors and officers to the fullest extent permitted by the DGCL. These provisions in the Certificate of Incorporation do not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Each director will continue to be subject to liability for breach of a director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for improper distributions to stockholders. These provisions also do not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

    The DGCL and the Company's Certificate of Incorporation also provide that the Company shall, under certain circumstances and subject to certain limitations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with the Company against judgments, penalties, fines, settlements, and reasonable expenses. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. The Company has entered into indemnification agreements with its directors and executive officers which indemnify such persons to the fullest extent permitted by its Certificate of Incorporation, its Bylaws, and the DGCL. The Company also intends to obtain directors' and officers' liability insurance.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    The Company historically has engaged, and expects to engage in the future, in various business transactions with various of the Offutt Entities, including Ag Capital, a significant provider of working capital and floor plan financing to the Company and financing to the Company's customers. Messrs. Offutt, Horn, and Knoll each serve as officers or directors and have ownership interests in various of the Offutt Entities, including all of the Offutt Entities which have engaged in and will continue to engage in transactions with the Company, as described below. The Company believes that all of these transactions were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions between the Company and any of the Offutt Entities or any of the Company's officers, directors, principal stockholders, and their affiliates will be approved both by a majority of all members of the Company's Board of Directors and by a majority of the independent and disinterested outside directors, and will continue to be on terms believed to be no less favorable to the Company than could be obtained from unaffiliated third parties.

    The Company had sales to the Offutt Entities of agricultural equipment and related parts and service totalling $1.9 million, $3.5 million, $5.5 million, and $4.9 million in fiscal 1994, 1995, 1996, and the nine months ended October 31, 1996, respectively.

    The Company leases eight of its dealership facilities and many of its service vehicles from an Offutt Entity. Total rent expense for these leases totalled $579,000, $737,000, $1.1 million, and $1.1 million in fiscal 1994, 1995, 1996, and the nine months ended October 31, 1996, respectively. These leases have terms expiring at various times from 1997 to 2007.

    In October 1995, the Company acquired all the outstanding capital stock of a Deere agricultural equipment dealership located in Kindred, North Dakota, which was controlled by Mr. Offutt, in exchange for 233,559 shares of the Company's Class B Common Stock, $520,000 in cash, and a note payable for $375,000 which bears interest at a rate per annum of 10% and is due January 31, 1999. The amount of consideration paid for the capital stock of the dealership was determined by the Company's Board of Directors. See Note 3 to the Combined Financial Statements.

    The Company receives corporate support services from various Offutt Entities, including office space for its executive offices, use of conference and meeting facilities, use of an aircraft for Company business, administration of the Company's 401(k) plan, and real estate management services. The Company has historically paid for such services based on its pro rata usage of services as compared to the usage of other Offutt Entities or at a fixed charge. Total charges for such services totalled $48,000, $56,000, $77,000, and $94,000 in fiscal 1994, 1995, 1996, and the nine months ended October 31, 1996, respectively. Effective upon consummation of this Offering, all such services will be provided to the Company pursuant to a three-year Corporate Services Agreement, which is terminable by the Company in whole or in part on 30 days' notice, on the same cost basis as in prior years.

    Ag Capital and Farmers Equipment Rental provide financing to the Company's customers. The total amounts of such customer financing outstanding as of the end of fiscal 1994, 1995, 1996, and the nine months ended October 31, 1996, were $12.2 million, $24.3 million, $32.8 million, and $43.8 million, respectively. A portion of the financing provided by Ag Capital and Farmers Equipment Rental is recourse to the Company. See "Business--Customer Financing Options" and Note 9 to the Combined Financial Statements. The Company finances certain of its working capital needs, primarily inventory financing for non-Deere equipment, fixed assets, and acquisitions through Ag Capital and other Offutt Entities. Interest on such inventory financing typically bears interest at the prime rate as it varies from time to time. Total interest paid to Offutt Entities was $771,000, $627,000, $849,000, and $829,000
in fiscal 1994, 1995, 1996, and the nine months ended October 31, 1996, respectively. The total amount outstanding under these financing arrangements at October 31, 1996 was $25.1 million, with an interest rate, as of that date, of 8.25%. See "Business--Floor Plan Financing" and Notes 5 and 6 to the Combined Financial Statements as to floor plan payables, notes payable, and long-term debt due to various Offutt Entities.

    To facilitate sales to certain customers, the Company guarantees a portion of the outstanding balances of certain customer notes and lease contracts financed by third parties, including customer financing provided by Ag Capital and other Offutt Entities. The amount guaranteed by the Company to Ag Capital and other Offutt Entities for customer financing was $4.4 million as of October 31, 1996.

    In September 1996, the Company entered into an agreement to acquire MVI, a company controlled by Mr. Offutt, in exchange for 191,725 shares of Class B Common Stock. The exchange ratio was determined by the Company's Board of Directors. Because the Company and MVI have been under common ownership of the same controlling stockholder, the financial statements of the Company have been combined with the financial statements of MVI in the financial statements presented in this Prospectus. MVI is a dealer involved in the sale and service of irrigation equipment and vegetable ventilation systems.

    At various times in the past, to facilitate its money management the Company has deposited funds with various Offutt Entities on a short-term and interest bearing basis, as described in Note 4 to the Combined Financial Statements. In addition, in connection with its reorganization in fiscal 1994, the Company had notes outstanding from the stockholders in the amounts of $5.4 million and $921,000 in fiscal 1994 and 1995, respectively. All such short-term notes were repaid in fiscal 1995 and 1996 and the Company has no plans to make similar arrangements in the future. See Notes 4 and 12 to the Combined Financial Statements.

    In October 1996, the Company sold its auto dealership, located in Lisbon, North Dakota, to an Offutt Entity. The total purchase price for the net assets was $123,000, which was considered by the Board of Directors of the Company to be the market value of such net assets. The results of operations of this dealership have not been included with the Company's results of operations for any of the periods presented.

    Effective as of July 1, 1996, the Company completed the Central Texas Acquisition and financed $8.4 million of the purchase price with a short-term note, due February 28, 1997, payable to Ag Capital. The interest rate on this indebtedness is at the prime rate and, as of December 31, 1996 was 8.25%. A portion of the net proceeds of this Offering will be used to pay this indebtedness in full.

    The principal stockholder and operator of the Deere agricultural dealership acquired by the Company in the Washington Acquisition is Gary Allan, who, upon completion of the acquisition, became the Senior Vice President, Agricultural--Northwest Operations of the Company. The purchase price of the Washington Acquisition was approximately $2.7 million, including cash in the amount of $1.7 million, and a five-year note in the amount of $1.0 million, with an interest rate of 8.25% per annum. In addition, the Company has agreed to make an additional payment, up to a maximum of $750,000, in the event the acquired Washington operations meet certain operating and profit objectives during the next three years.

    The Washington Acquisition was financed by the Company with a short-term note in the amount of $1.7 million, due February 28, 1997, payable to Ag Capital, which bears interest at prime, which was 8.25% as of December 31, 1996. A portion of the net proceeds of this Offering will be used to repay this indebtedness in full.

    Under the Deere agreements, Mr. Offutt currently personally guarantees all Company obligations to Deere. Mr. Offutt has the right to terminate his personal guaranty at any time, which would require the Company to obtain a letter of credit in an amount meeting Deere's then current guidelines from a bank acceptable to Deere. As of October 31, 1996, the required amount of the letter of credit to replace

Mr. Offutt's personal guaranty was approximately $41.0 million, which the Company estimates would cost approximately $205,000 per year.

    Prior to fiscal 1997, a portion of the net income of the Company was distributed to the stockholders, primarily to enable them to pay the tax liability incurred by them due to the Company's election to be taxed as an S corporation. Distributions declared to date in fiscal 1997 approximate the net income of the Company for that period. Dividends declared and paid for the fiscal years ended January 31, 1994, 1995, 1996, and during the nine-month period ended October 31, 1996 aggregated approximately $2.3 million, $3.8 million, $4.3 million, and $7.5 million, respectively, and dividends declared but unpaid as of October 31, 1996 were $2.2 million. This amount, plus net income before taxes for the fourth quarter of fiscal 1997 (estimated to be approximately $900,000), is expected to be distributed as a dividend to the existing stockholders prior to consummation of this Offering. In addition, simultaneously with the consummation of this Offering, the Company will pay from the net proceeds of this Offering to its existing stockholders an additional aggregate distribution of approximately $15.0 million. This amount represents substantially all of the previously undistributed, accumulated net income of the Company as of January 31, 1996 with respect to which such stockholders have previously paid taxes. Purchasers of Class A Common Stock in this Offering will not receive any of these distributions. The Company will enter into a tax agreement with its existing stockholders prior to the consummation of this Offering. This agreement will provide that, to the extent such undistributed taxable income of the Company, as subsequently established in connection with the filing of the Company's tax return for the Company's last S corporation tax year, is less than these distributions, such stockholders will make a payment equal to such difference to the Company, and if such undistributed taxable income is greater than these distributions, the Company will make an additional distribution equal to such difference to such stockholders. This agreement will also provide that the Company will indemnify its existing stockholders against additional income taxes resulting from adjustments made (as a result of a final determination made by a competent tax authority) to the taxable income reported by the Company as an S corporation for periods prior to termination of the S corporation status, but only to the extent those adjustments provide a tax benefit to the Company.

    The Company and Mr. Offutt have entered into a mutual indemnification agreement relating to federal and certain state and local income tax liabilities of the Company and for tax years during which the Company has elected to be treated as an S corporation. This agreement generally provides that the Company will indemnify Mr. Offutt, and Mr. Offutt will indemnify the Company, against any increase in the indemnified party's income tax liabilities (including interest and penalties and all expenses, attorneys' fees, and accountants' fees incurred in connection therewith) for those jurisdictions in which an S corporation election was made or deemed to have been made. Mr. Offutt's indemnification is limited to the prior S corporation distributions he has received.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information known to the Company with respect to the beneficial ownership of the Common Stock as the date of this Prospectus, and as adjusted to reflect the sale of the shares of Class A Common Stock offered hereby, for (i) each person known by the Company to beneficially own more than 5% of the Common Stock, (ii) each of the executive officers named in the summary compensation table, (iii) each of the Company's current directors and persons who will be a Company director following completion of this Offering, and (iv) all executive officers, current directors, and directors following completion of this Offering as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information provided by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Unless otherwise noted, the address of each of the stockholders named below is the Company's principal executive administrative office.

                                             SHARES BENEFICIALLY OWNED                SHARES BENEFICIALLY OWNED
                                                 PRIOR TO OFFERING                         AFTER OFFERING
                                      ---------------------------------------  ---------------------------------------
                                      NUMBER OF   NUMBER OF     PERCENT OF     NUMBER OF   NUMBER OF     PERCENT OF
                                       CLASS A     CLASS B         TOTAL        CLASS A     CLASS B         TOTAL
NAME OF STOCKHOLDER                     SHARES      SHARES    VOTING POWER(1)    SHARES      SHARES    VOTING POWER(1)
------------------------------------  ----------  ----------  ---------------  ----------  ----------  ---------------
Ronald D. Offutt....................   7,458,492(2)  7,458,492         97.1%    7,458,492(2)  7,458,492         85.4%
Paul T. Horn........................     413,580(3)     --             1.4        413,580(3)     --             1.2
Allan F. Knoll......................     639,170(4)     --             2.1        639,170(4)     --             1.8
H. David Frambers...................     106,142      --               0.4        106,142      --               0.3
Larry E. Scott......................     214,777      --               0.7        214,777      --               0.6
Bradford M. Freeman(5)..............      --          --            --             --          --            --
Ray A. Goldberg(5)..................      --          --            --             --          --            --
Norman M. Jones(5)..................      --          --            --             --          --            --
James D. Watkins(5).................      --          --            --             --          --            --
All executive officers, current
  directors, and directors following
  completion of this Offering as a
  group (13 persons)................   7,966,908   7,458,492          98.8      7,966,908   7,458,492          86.9

------------------------

(1) In calculating the percent of total voting power, the voting power of shares of Class A Common Stock (one vote per share) and Class B Common Stock (four votes per share) is aggregated.

(2) Includes the 7,458,492 shares of Class A Common Stock into which Mr. Offutt's 7,458,492 shares of Class B Common Stock are convertible on a one-for-one basis, including an aggregate of 991,600 shares of Class A Common Stock that Messrs. Horn and Knoll have the right to acquire from Mr. Offutt pursuant to option agreements.

(3) Includes 383,005 shares of Class A Common Stock that Mr. Horn has the right to acquire from Mr. Offutt pursuant to an option agreement.

(4) Includes 608,595 shares of Class A Common Stock that Mr. Knoll has the right to acquire from Mr. Offutt pursuant to an option agreement.

(5) Will become a director following completion of this Offering. Does not include options for 10,000 shares of Class A Common Stock each will receive upon consummation of this Offering, or shares each may purchase in this Offering or subsequent thereto.

                          DESCRIPTION OF CAPITAL STOCK

    Upon consummation of this Offering, the authorized capital stock of the Company will consist of 20,000,000 shares of Class A Common Stock and 7,500,000 shares of Class B Common Stock, each with a par value of $0.01 per share, and 500,000 shares of Preferred Stock, with no par value. As of the date of this Prospectus, after giving effect to the stock split and stock exchange in connection with the Company's reincorporation, there were 891,508 shares of Class A Common Stock and 7,458,492 shares of Class B Common Stock outstanding, which were held of record by 10 stockholders, and no shares of Preferred Stock outstanding. After consummation of this Offering, 5,091,508 shares of Class A Common Stock and 7,458,492 shares of Class B Common Stock will be issued and outstanding, assuming no exercise of the Underwriters' over-allotment option. The following summary of the terms and provisions of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the Company's Certificate of Incorporation and Bylaws, which have been filed as exhibits to the Company's registration statement, of which this Prospectus is a part, and applicable law.

COMMON STOCK

    DIVIDENDS. Holders of record of shares of Common Stock are entitled to receive such dividends when, if, and as may be declared by the Board of Directors out of funds legally available for such purposes. No dividends may be declared or paid on any share of any class of Common Stock unless such dividend, at the same rate per share, is simultaneously declared or paid on each share of the other class of Common Stock. In the case of a stock dividend or distribution, holders of Class A Common Stock are entitled to receive the same percentage dividend or distribution as holders of Class B Common Stock and vice versa, except that stock dividends and distributions shall be made in shares of Class A Common Stock to the holders of Class A Common Stock and in shares of Class B Common Stock to the holders of Class B Common Stock.

    VOTING RIGHTS. Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to four votes per share. Holders of shares of Common Stock vote as a single class on all matters submitted to a vote of stockholders except with respect to future issuances of Class B Common Stock and as otherwise required by law. The Certificate of Incorporation provides that all issuances of Class B Common Stock must be approved by the affirmative vote of a majority of each class of Common Stock, voting separately as a class, except with respect to (i) payment of stock dividends on Class B Common Stock, and (ii) a stock split, reclassification, or other subdivision of the Class B Common Stock. Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of Common Stock is required to approve, among other things, a change in the designations, preferences, or limitations on the shares of such class of Common Stock.

    CONVERTIBILITY. Each share of Class B Common Stock is convertible, at the option of its holder, into one share of Class A Common Stock at any time. The Class A Common Stock is not convertible into Class B Common Stock. Each share of Class B Common Stock shall automatically be converted into one share of Class A Common Stock (i) in the event of Mr. Offutt's death, or (ii) in the event such share shall be transferred (including, without limitation, by way of sale, assignment, exchange, gift, bequest, or appointment or otherwise) to any person or entity other than a trust arrangement pursuant to which Mr. Offutt retains the right to control the voting of such shares.

    LIQUIDATION RIGHTS. Upon liquidation, dissolution, or winding-up of the Company, the holders of Class A Common Stock are entitled to share ratably with the holders of Class B Common Stock in all assets available for distributions after payment in full to creditors.

    OTHER PROVISIONS. The holders of Common Stock are not entitled to preemptive or subscription rights. Any stockholder action required or permitted may be taken without a meeting, without prior notice and without vote, by written consent of the holders of outstanding voting stock having sufficient votes necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. In any merger, consolidation, or business combination, the consideration to be received per share by holders of Class A Common Stock must be identical to that received by holders of Class B Common Stock. All outstanding shares of Class A Common Stock offered hereby will be, upon issuance, validly issued, fully paid, and nonassessable.

PREFERRED STOCK

    The Board of Directors has the authority to issue up to 500,000 shares of Preferred Stock in one or more series and to designate the rights, preferences, and privileges of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of the Common Stock, without any further vote or action by stockholders. The issuance of Preferred Stock could adversely affect the voting power of holders of both classes of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of Preferred Stock also could have the effect of delaying, deferring, or preventing a change of control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

PROVISIONS WITH POTENTIAL ANTI-TAKEOVER EFFECT

    The Company is subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by the Board of Directors, which could discourage takeover attempts that might result in a premium over the market price of the Common Stock. For purposes of Section 203, Mr. Offutt and the Offutt Entities would not be prohibited from engaging in such transactions.

    The Company's Certificate of Incorporation or By-laws, as applicable, among other things, (i) limits the right of stockholders to call special stockholders' meetings, (ii) requires stockholders to follow an advance notification procedure for certain stockholder nominations of candidates to the Board of Directors and for new business to be conducted at stockholders' meetings, and (iii) provides that the Board of Directors, without action by the stockholders, may issue and fix the rights and preferences of shares of Preferred Stock. These provisions may have the effect of delaying, deferring, or preventing a change of control of the Company without further action by the stockholders, may discourage bids for the Class A Common Stock at a premium over the market price of the Class A Common Stock, may adversely affect the market price of, and the voting and other rights of, the holders of the Class A Common Stock, and could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management or members of the Company's Board of Directors even if some of the Company's stockholders deemed such an attempt to be in their best interests.

    The Deere Agreement permits Deere to terminate the Company's dealer appointments if Mr. Offutt, during his lifetime, ceases to (i) own or control shares representing in excess of 50% of all outstanding voting power or whatever percentage is required to control corporate actions that require a stockholder vote, and (ii) own 35% of the outstanding Common Stock. In the event of Mr. Offutt's death, Deere thereafter will have the right to terminate the Company's dealer appointments upon the occurrence of a "change of control." A "change of control" is defined for these purposes as (i) the sale, lease, exchange, or other transfer of substantially all of the Company's assets, (ii) a merger, consolidation, reorganization, or similar transaction in which the Company's stockholders do not own more than 50% of the voting power of the surviving entity (provided that if they own more than 50% but less than 80% of the voting power, the merger must be approved by a majority of the directors who were directors at the time of Mr. Offutt's death or subsequent directors whose election has been approved by existing directors ("Continuity Directors")), (iii) a vote by the stockholders to approve a transaction set forth in (i) or (ii), (iv) the acquisition by a person other than Mr. Offutt or his heirs of 50% or more of the voting power of the Company (20% if such acquisition has not been approved by a majority of the Continuity Directors),
(v) a change in the corporate executive officers without Deere's approval, or
(vi) if Continuity Directors cease to constitute a majority of the Company's Board of Directors. See "Risk Factors--Deere Termination Rights." These provisions could discourage or prevent a third party from acquiring a significant equity position or control of the Company.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar of the Common Stock is Norwest Bank Minnesota, National Association.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon consummation of this Offering, the Company will have outstanding 5,091,508 shares of Class A Common Stock and 7,458,492 shares of Class B Common Stock (5,721,508 shares of Class A Common Stock if the Underwriters' over-allotment option is exercised in full). Of these shares, all of the 4,200,000 shares of Class A Common Stock sold in this Offering will be freely tradeable by persons other than "affiliates" of the Company. The 891,508 shares of Class A Common Stock and 7,458,492 shares of Class B Common Stock outstanding prior to this Offering are "restricted securities" under the Securities Act. These shares, and any shares purchased by affiliates of the Company, may not be sold unless they are registered under the Securities Act or unless an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act, is available. The Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock and must be converted to effect any sale of such shares.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned "restricted securities" for at least two years is entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Class A Common Stock, or
(ii) the average weekly trading volume of the Class A Common Stock during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 144 (or, if no such notice is required, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker). Sales under Rule 144 also are subject to certain other requirements relating to manner of sale, notice of sale, and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not and has not been an affiliate of the Company at any time during the three months immediately preceding the sale of the Class A Common Stock is entitled to sell "restricted securities" pursuant to Rule 144(k) without regard to the limitations described above, provided that three years have elapsed since the later of the date on which such restricted shares were acquired from the Company or the date they were acquired from an affiliate of the Company.

    After expiration of the lock-up agreements, which will be 180 days after the date of this Prospectus, in addition to the shares sold in this Offering, an aggregate of approximately 7,924,716 shares of Class A Common Stock will be available for sale in the public market, including 7,033,208 shares of Class A Common Stock into which shares of Class B Common Stock are convertible on a one-for-one basis, subject in certain cases to volume and manner of sale limitations. The remaining approximately 425,284 shares held by existing stockholders will become eligible for public resale at various times over a period of less than two years following the consummation of this Offering, subject to volume and manner of sale limitations pursuant to Rule 144.

    Prior to this Offering, there has been no established trading market for the Class A Common Stock, and no predictions can be made as to the effect that sales of Class A Common Stock under Rule 144, pursuant to a registration statement, or otherwise, or the availability of shares of Class A Common Stock for sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Class A Common Stock in the public market, or the perception that such sales could occur, could depress the prevailing market price. Such sales may also make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that it deems appropriate. See "Risk Factors--Shares Eligible for Future Sale."

    Certain stockholders of the Company, holding in the aggregate approximately 8,350,000 shares of Common Stock, have agreed not to offer, sell, contract to sell, announce their intention to sell, pledge, or otherwise dispose of any such Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Credit Suisse First Boston Corporation. See "Underwriting."

    The Company has agreed that it will not offer, sell, contract to sell, announce its intention to sell, pledge, or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any additional shares of its Common Stock, other than with respect to the Incentive Plan, or securities convertible into or exchangeable or exercisable for any shares of the Common Stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this Prospectus.

    The Company intends to file a registration statement under the Securities Act to register an aggregate of 1,250,000 shares of Class A Common Stock reserved for issuance under the Incentive Plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act, subject, however, to vesting requirements with the Company and the lock-up agreements described above.

                                  UNDERWRITING

    Under the terms and subject to the conditions of the Underwriting Agreement dated January 23, 1997 (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation and Dain Bosworth Incorporated are acting as representatives (the "Representatives"), have severally, but not jointly, agreed to purchase from the Company the following respective numbers of shares of Class A Common Stock:

                                                                NUMBER
         UNDERWRITERS                                         OF SHARES
------------------------------------------------------------  ----------
Credit Suisse First Boston Corporation......................   1,200,000
Dain Bosworth Incorporated..................................   1,200,000
Arnhold and S. Bleichroeder, Inc. ..........................      50,000
George K. Baum & Company....................................      50,000
William Blair & Company, L.L.C..............................      50,000
Crowell, Weedon & Co........................................      50,000
Donaldson, Lufkin & Jenrette Securities Corporation.........     100,000
A.G. Edwards & Sons, Inc. ..................................     100,000
Furman Selz LLC.............................................      50,000
Invemed Associates, Inc.....................................     100,000
Edward D. Jones & Co., L.P..................................      50,000
John G. Kinnard and Company, Incorporated...................      50,000
Ladenburg, Thalmann & Co. Inc. .............................      50,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........     100,000
Montgomery Securities.......................................     100,000
J.P. Morgan Securities Inc. ................................     100,000
Morgan Stanley & Co. Incorporated...........................     100,000
NatWest Securities Limited..................................     100,000
Oppenheimer & Co., Inc. ....................................     100,000
PaineWebber Incorporated....................................     100,000
Piper Jaffray Inc. .........................................      50,000
Principal Financial Securities, Inc. .......................      50,000
Rauscher Pierce Refsnes, Inc. ..............................      50,000
The Seidler Companies Incorporated..........................      50,000
Smith Barney Inc. ..........................................     100,000
Stephens Inc. ..............................................      50,000
Wedbush Morgan Securities...................................      50,000
                                                              ----------
        Total...............................................   4,200,000
                                                              ----------
                                                              ----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Class A Common Stock offered hereby (other than those shares covered by the over-allotment option described below), if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

    The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 630,000 additional shares of Class A Common Stock at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Class A Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Class A Common Stock from the Company as it was obligated to purchase from the Company pursuant to the Underwriting Agreement.

    The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Class A Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession of $0.62 per share and the Underwriters and such dealers may allow a discount of $0.10 per share on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

    The Representatives have informed the Company that they do not expect discretionary sales by the Underwriters to exceed 5% of the shares of Class A Common Stock being offered hereby.

    At the request of the Company, the Underwriters have reserved for sale, at the initial public offering price, approximately 5% of the shares offered hereby for employees and officers of the Company and the Offutt Entities who have expressed an interest in purchasing such shares of Class A Common Stock in this Offering. In addition, at the request of the Company, approximately 100,000 shares offered hereby have been reserved for sale, at the initial public offering price, to the four individuals who will become non-employee directors of the Company following completion of this Offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

    Certain stockholders of the Company, holding in the aggregate approximately 8,350,000 shares of Common Stock, have agreed not to offer, sell, contract to sell, announce their intention to sell, pledge, or otherwise dispose of any such Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Credit Suisse First Boston Corporation. See "Shares Eligible for Future Sale."

    The Company has agreed that it will not offer, sell, contract to sell, announce its intention to sell, pledge, or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any additional shares of its Common Stock, other than with respect to the Incentive Plan, or securities convertible into or exchangeable or exercisable for any shares of the Common Stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this Prospectus.

    Prior to this Offering, there has been no public trading market for the Class A Common Stock. Accordingly, the initial public offering price for the shares has been determined by negotiation among the Company and the Representatives. In determining such price, consideration has been given to various factors, including the history of and prospects for the industry in which the Company operates, the Company's past and present operations, its past and present operating income and earnings and the trends of such operating income and earnings, the prospects for operating income and earnings of the Company, an assessment of the Company's management, stock prices of comparable companies, and the general condition of the securities markets. There can be no assurance, however, that the price at which the Class A Common Stock will sell in the public market after this Offering will not be lower than the price at which it is sold by the Underwriters.

    The Company and Ronald D. Offutt have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

    The shares of Class A Common Stock have been approved for listing on the NYSE under the symbol "RDO." In order to meet the requirements for listing the Class A Common Stock on the NYSE, the

Underwriters have undertaken to the NYSE to sell lots of 100 or more shares of Class A Common Stock to a minimum of 2,000 beneficial holders.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the shares of Class A Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of the shares of Class A Common Stock are effected. Accordingly, any resale of the Class A Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of Class A Common Stock.

REPRESENTATIONS OF PURCHASERS

    Each purchaser of shares of Class A Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such shares of Class A Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "--Resale Restrictions."

RIGHTS OF ACTION AND ENFORCEMENT

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the SECURITIES ACT(Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the United States federal securities laws.

    All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of shares of Class A Common Stock to whom the SECURITIES ACT (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any of the shares of Class A Common Stock acquired by such purchaser pursuant to this Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of shares of Class A Common Stock acquired on the same date and under the same prospectus exemption.

                                 LEGAL MATTERS

    The validity of the shares of Class A Common Stock offered hereby is being passed upon for the Company by Oppenheimer Wolff & Donnelly, Minneapolis, Minnesota. Certain legal matters will be passed upon for the Underwriters by McDermott, Will & Emery, Chicago, Illinois.

                                    EXPERTS

    The combined financial statements of RDO Equipment Co. and Affiliate as of and for the year ended January 31, 1996 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. The combined financial statements of the Company and MVI as of January 31, 1995 and for each of the two years ended January 31, 1995 appearing elsewhere herein have been included in reliance upon the report of Eide Helmeke PLLP, independent public accountants, and upon their authority as experts in accounting and auditing.

    Effective as of April 17, 1995, the Company's Board of Directors dismissed Eide Helmeke PLLP and appointed Arthur Andersen LLP as the Company's independent public accountants. The report of Eide Helmeke PLLP on the Company's financial statements as of January 31, 1995 and for each of the two years ended January 31, 1995, did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits for the fiscal years ended January 31, 1994 and 1995, and through April 17, 1995, there were no disagreements with Eide Helmeke PLLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure at the time of the change of independent public accountants or with respect to the Company's financial statements. Prior to retaining Arthur Andersen LLP, the Company had not consulted with Arthur Andersen LLP regarding the application of accounting principles or the type of audit opinion that might be rendered on the Company's financial statements.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission, Washington, D.C. 20549, a Registration Statement under the Securities Act with respect to the shares of Class A Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Class A Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Although all material terms and provisions of any material contract or other document are referred to in this Prospectus and described herewith, such descriptions are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission in Washington, D.C. upon the payment of the fees prescribed by the Commission. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy statements, and other information that have been or will be filed by the Company.

    The Company intends to furnish holders of the Class A Common Stock with annual reports containing financial statements audited by independent public accountants, and quarterly updates for each of the first three quarters of each fiscal year containing summary unaudited financial information. Upon issuance of the Class A Common Stock, the Company also will be subject to the informational requirements of the Exchange Act.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
RDO EQUIPMENT CO.:
  Reports of Independent Public Accountants
  --Arthur Andersen LLP...................................................   F-2
  --Eide Helmeke PLLP.....................................................   F-3
  Combined Balance Sheets as of January 31, 1995 and 1996, and as of
    October 31, 1996 (unaudited)..........................................   F-4
  Combined Statements of Operations for the Years Ended January 31, 1994,
    1995, and 1996, and Nine Months Ended October 31, 1995 and 1996
    (unaudited)...........................................................   F-5
  Combined Statements of Stockholders' Equity for the Years Ended January
    31, 1994, 1995, and 1996, and Nine Months Ended October 31, 1996
    (unaudited)...........................................................   F-6
  Combined Statements of Cash Flows for the Years Ended January 31, 1994,
    1995, and 1996, and Nine Months Ended October 31, 1995 and 1996
    (unaudited)...........................................................   F-7
  Notes to Combined Financial Statements..................................   F-8

PRO FORMA UNAUDITED FINANCIAL STATEMENTS:
  Introduction to Pro Forma Unaudited Financial Statements................  F-20
  Pro Forma Unaudited Balance Sheet as of October 31, 1996................  F-21
  Notes to Pro Forma Unaudited Balance Sheet..............................  F-22
  Pro Forma Unaudited Statement of Operations for the Year Ended January
    31, 1996..............................................................  F-23
  Pro Forma Unaudited Statement of Operations for the Nine Months Ended
    October 31, 1996......................................................  F-24
  Notes to Pro Forma Unaudited Statements of Operations...................  F-25

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To RDO Equipment Co.:

    We have audited the accompanying combined balance sheet of RDO Equipment Co. (a North Dakota corporation) and Affiliate as of January 31, 1996, and the related combined statements of operations, stockholders' equity and cash flows for the year then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of RDO Equipment Co. and Affiliate as of January 31, 1996, and the combined results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
  March 29, 1996 (except for Note 13,
  as to which the date is January 2, 1997)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To RDO Equipment Co.:

    We have audited the accompanying combined balance sheet of RDO Equipment Co. (a North Dakota corporation) and Affiliate as of January 31, 1995, and the related combined statements of operations, stockholders' equity and cash flows for each of the two years in the period ended January 31, 1995. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of RDO Equipment Co. and Affiliate as of January 31, 1995, and the combined results of their operations and their cash flows for each of the two years in the period ended January 31, 1995, in conformity with generally accepted accounting principles.

                                          EIDE HELMEKE PLLP

Fargo, North Dakota,
  December 15, 1995

                        RDO EQUIPMENT CO. AND AFFILIATE

                            COMBINED BALANCE SHEETS

                                 (IN THOUSANDS)

                                     ASSETS

                                                                                                      OCTOBER 31,
                                                                       JANUARY 31,                       1996,
                                                                  ---------------------  OCTOBER 31,  AS ADJUSTED
                                                                    1995        1996        1996          FOR
                                                                  ---------  ----------  -----------  DISTRIBUTION
                                                                                         (UNAUDITED)  -----------
                                                                                                      (UNAUDITED)
                                                                                                       (NOTE 8)
CURRENT ASSETS:
  Cash and cash equivalents.....................................  $     683  $      787   $      18    $      18
  Accounts receivable (less allowance for doubtful accounts of
    $319, $555, and $706).......................................     10,906      15,533      26,157       26,157
  Receivables from affiliates...................................        396         490         123          123
  Notes receivable from affiliates..............................      4,010      --          --           --
  Inventories...................................................     77,204     115,616     125,766      125,766
  Prepaid expenses..............................................        270         312         312          312
                                                                  ---------  ----------  -----------  -----------
    Total current assets........................................     93,469     132,738     152,376      152,376
PROPERTY AND EQUIPMENT, net.....................................      3,625      13,039      15,785       15,785
OTHER ASSETS:
  Deposits......................................................      1,111       1,579       1,433        1,433
  Other.........................................................        110         737       7,118        7,118
                                                                  ---------  ----------  -----------  -----------
    Total assets................................................  $  98,315  $  148,093   $ 176,712    $ 176,712
                                                                  ---------  ----------  -----------  -----------
                                                                  ---------  ----------  -----------  -----------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Floor plan payables...........................................  $  53,581  $   91,614   $ 100,612    $ 100,612
  Notes payable and current maturities of long-term debt--
    Banks and others............................................        233       2,835       5,012        5,012
    Affiliates..................................................      1,965         136      10,916       10,916
  Accounts payable..............................................      4,229       4,104       5,389        5,389
  Accrued liabilities...........................................      2,926       3,350       5,917        5,917
  Customer advance deposits.....................................      3,835       4,103       1,506        1,506
  Distributions payable.........................................     --          --           2,246       17,246
                                                                  ---------  ----------  -----------  -----------
    Total current liabilities...................................     66,769     106,142     131,598      146,598
LONG-TERM DEBT, net of current maturities:
  Banks and others..............................................        641       6,469       6,008        6,008
  Affiliates....................................................        438       1,198       4,822        4,822
                                                                  ---------  ----------  -----------  -----------
COMMITMENTS AND CONTINGENCIES (Note 9)
STOCKHOLDERS' EQUITY:
  Common stock (Note 1).........................................         84          84          84           84
  Additional paid-in capital....................................     16,216      16,284      16,216       16,216
  Retained earnings.............................................     14,167      17,916      17,984        2,984
                                                                  ---------  ----------  -----------  -----------
    Total stockholders' equity..................................     30,467      34,284      34,284       19,284
                                                                  ---------  ----------  -----------  -----------
    Total liabilities and stockholders' equity..................  $  98,315  $  148,093   $ 176,712    $ 176,712
                                                                  ---------  ----------  -----------  -----------
                                                                  ---------  ----------  -----------  -----------

 The accompanying notes are an integral part of these combined balance sheets.

                        RDO EQUIPMENT CO. AND AFFILIATE

                       COMBINED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                             NINE MONTHS ENDED
                                                            YEARS ENDED JANUARY 31,             OCTOBER 31,
                                                       ----------------------------------  ----------------------
                                                          1994        1995        1996        1995        1996
                                                       ----------  ----------  ----------  ----------  ----------
                                                                                                (UNAUDITED)
REVENUES:
  Wholegoods sales...................................  $  106,600  $  135,704  $  164,054  $  131,211  $  170,036
  Parts and service..................................      37,512      48,206      58,998      45,614      57,322
  Rental.............................................      --          --             505      --           1,902
                                                       ----------  ----------  ----------  ----------  ----------
    Total Revenues...................................     144,112     183,910     223,557     176,825     229,260
COST OF SALES........................................     116,369     148,111     180,839     143,718     186,451
                                                       ----------  ----------  ----------  ----------  ----------
GROSS PROFIT.........................................      27,743      35,799      42,718      33,107      42,809
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES........      20,577      24,893      31,655      23,600      29,492
                                                       ----------  ----------  ----------  ----------  ----------
OPERATING INCOME.....................................       7,166      10,906      11,063       9,507      13,317
INTEREST EXPENSE.....................................      (1,670)     (1,895)     (3,817)     (2,435)     (4,116)
INTEREST INCOME......................................         336         802         823         586         633
                                                       ----------  ----------  ----------  ----------  ----------
NET INCOME BEFORE INCOME TAXES.......................  $    5,832  $    9,813  $    8,069  $    7,658  $    9,834
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------

UNAUDITED PRO FORMA DATA (Notes 8 and 13):
  Income before income taxes.........................  $    5,832  $    9,813  $    8,069  $    7,658  $    9,834
  Provision for income taxes.........................       2,332       3,925       3,228       3,063       3,934
                                                       ----------  ----------  ----------  ----------  ----------
  Net income.........................................  $    3,500  $    5,888  $    4,841  $    4,595  $    5,900
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------

Pro forma net income per share.......................                          $      .51              $      .63
                                                                               ----------              ----------
                                                                               ----------              ----------
Weighted average shares outstanding..................                               9,429                   9,414
                                                                               ----------              ----------
                                                                               ----------              ----------

    The accompanying notes are an integral part of these combined financial statements.

                        RDO EQUIPMENT CO. AND AFFILIATE

                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED JANUARY 31, 1994, 1995, AND 1996
                   AND THE NINE MONTHS ENDED OCTOBER 31, 1996

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                     COMMON STOCK
                                     ---------------------------------------------
                                                       CLASS B
                                                ---------------------               ADDITIONAL
                                                   MVI                    TOTAL       PAID-IN    RETAINED
                                      CLASS A    SHARES    RDO SHARES    AMOUNT       CAPITAL    EARNINGS     TOTAL
                                     ---------  ---------  ----------  -----------  -----------  ---------  ---------
BALANCE, January 31, 1993..........    275,037    191,725   4,408,962   $      49    $   6,405   $   4,651  $  11,105
  Conversion of debt to equity.....     --         --       1,940,347          19        5,480      --          5,499
  Issuance of common stock.........    616,471     --         917,458          16        4,331      --          4,347
  Net income.......................     --         --          --          --           --           5,832      5,832
  Dividends paid...................     --         --          --          --           --          (2,280)    (2,280)
                                     ---------  ---------  ----------       -----   -----------  ---------  ---------
BALANCE, January 31, 1994..........    891,508    191,725   7,266,767          84       16,216       8,203     24,503
  Net income.......................     --         --          --          --           --           9,813      9,813
  Dividends paid...................     --         --          --          --           --          (3,849)    (3,849)
                                     ---------  ---------  ----------       -----   -----------  ---------  ---------
BALANCE, January 31, 1995..........    891,508    191,725   7,266,767          84       16,216      14,167     30,467
  Issuance of common stock.........     20,383     --          --          --               68      --             68
  Net income.......................     --         --          --          --           --           8,069      8,069
  Dividends paid...................     --         --          --          --           --          (4,320)    (4,320)
                                     ---------  ---------  ----------       -----   -----------  ---------  ---------
BALANCE, January 31, 1996..........    911,891    191,725   7,266,767          84       16,284      17,916     34,284
  Purchase of common stock.........    (20,383)    --          --          --              (68)     --            (68)
  Net income (unaudited)...........     --         --          --          --           --           9,834      9,834
  Dividends paid (unaudited).......     --         --          --          --           --          (7,520)    (7,520)
  Dividends payable (unaudited)....     --         --          --          --           --          (2,246)    (2,246)
                                     ---------  ---------  ----------       -----   -----------  ---------  ---------
BALANCE, October 31, 1996
  (unaudited)......................    891,508    191,725   7,266,767   $      84    $  16,216   $  17,984  $  34,284
                                     ---------  ---------  ----------       -----   -----------  ---------  ---------
                                     ---------  ---------  ----------       -----   -----------  ---------  ---------

    The accompanying notes are an integral part of these combined financial statements.

                        RDO EQUIPMENT CO. AND AFFILIATE

                       COMBINED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                              NINE MONTHS ENDED
                                                              YEARS ENDED JANUARY 31,            OCTOBER 31,
                                                         ---------------------------------  ----------------------
                                                           1994        1995        1996        1995        1996
                                                         ---------  ----------  ----------  ----------  ----------
OPERATING ACTIVITIES:
  Net income...........................................  $   5,832  $    9,813  $    8,069  $    7,658  $    9,834
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization......................        668         690       1,326         614       1,930
    Change in operating assets and liabilities:
      Accounts and notes receivable....................     (1,052)     (5,285)       (432)     (2,717)    (10,257)
      Inventories......................................     (9,186)    (12,436)    (29,266)    (14,726)      4,259
      Prepaid expenses.................................        (47)       (199)        (36)         50           2
      Deposits.........................................        (64)       (405)       (343)       (296)        146
      Floor plan payables..............................      3,142       8,995      32,723      16,391        (912)
      Accounts payable and accrued liabilities.........      2,032         971        (125)      3,531       3,586
      Customer advance deposits........................      1,508       1,072         184      (1,593)     (2,597)
                                                         ---------  ----------  ----------  ----------  ----------
        Net cash provided by operating activities......      2,833       3,216      12,100       8,912       5,991
                                                         ---------  ----------  ----------  ----------  ----------
INVESTING ACTIVITIES:
  Purchase of property and equipment...................       (627)     (1,208)     (9,993)     (9,674)     (3,182)
  Purchase of net assets of dealerships................     --          --          (1,263)     (1,263)    (10,100)
  Other, net...........................................         43         (46)       (571)       (632)       (860)
                                                         ---------  ----------  ----------  ----------  ----------
        Net cash used for investing activities.........       (584)     (1,254)    (11,827)    (11,569)    (14,142)
                                                         ---------  ----------  ----------  ----------  ----------
FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt.............      1,024         250       5,862       4,962       3,397
  Payments on long-term debt...........................       (736)       (565)       (510)       (287)     (1,383)
  Net proceeds (payments) of bank lines and short-term
    notes payable......................................       (259)     (1,711)     (1,269)        562      12,956
  Proceeds from collection of notes receivable from
    affiliates.........................................     --           1,259      --          --          --
  Issuance of common stock.............................         70      --              68          68      --
  Purchase of common stock.............................     --          --          --          --             (68)
  Payment of dividends.................................     (2,280)       (761)     (4,320)     (2,964)     (7,520)
                                                         ---------  ----------  ----------  ----------  ----------
        Net cash provided by (used for) financing
          activities...................................     (2,181)     (1,528)       (169)      2,341       7,382
                                                         ---------  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN CASH............................         68         434         104        (316)       (769)
CASH AND CASH EQUIVALENTS, beginning of period.........        181         249         683         683         787
                                                         ---------  ----------  ----------  ----------  ----------
CASH AND CASH EQUIVALENTS, end of period...............  $     249  $      683  $      787  $      367  $       18
                                                         ---------  ----------  ----------  ----------  ----------
                                                         ---------  ----------  ----------  ----------  ----------

    The accompanying notes are an integral part of these combined financial statements.

                        RDO EQUIPMENT CO. AND AFFILIATE
                     NOTES TO COMBINED FINANCIAL STATEMENTS
               (INFORMATION AS OF OCTOBER 31, 1995 AND 1996, AND
                  FOR THE NINE MONTHS THEN ENDED IS UNAUDITED)

1. NATURE OF BUSINESS:

    PRINCIPLES OF COMBINATION

    The financial statements of RDO Equipment Co. (RDO) have been combined with the financial statements of Minnesota Valley Irrigation, Inc. (MVI or Affiliate), a Minnesota corporation, as RDO entered into an agreement to acquire MVI in September 1996 and MVI is wholly owned by the majority stockholder of RDO. RDO and MVI, collectively, are referred to herein as the Company. The acquisition, which will be effective upon successful completion of the proposed initial public offering (see Note 13), will be effected through the issuance of 191,725 shares of RDO common stock in exchange for 200 shares of MVI common stock. Because RDO and MVI are under common control, the merger will be accounted for essentially as a pooling of interests. In connection with the proposed initial public offering, the Company declared a 44.5-for-1 stock split and reincorporated in Delaware (see Note 13). This stock split and the MVI stock exchange have been retroactively reflected in the combined financial statements.

    CAPITAL STOCK

    Upon consummation of the proposed initial public offering (see Note 13), the authorized capital stock of the Company will consist of 20,000,000 shares of Class A Common Stock and 7,500,000 shares of Class B Common Stock, each with a par value of $0.01 per share; and 500,000 shares of Preferred Stock, no par value. The economic rights of each class of common stock are the same, but the voting rights differ. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to four votes per share. In addition, the shares of Class B Common Stock contain restrictions as to transferability and are convertible into shares of Class A Common Stock on a one-for-one basis.

    Following is a summary of the outstanding Common Stock of RDO and MVI as of January 31, 1995 and 1996 and October 31, 1996 (as adjusted for the 44.5-for-1 stock split).

                                                                                     JANUARY 31,
                                                                                 --------------------  OCTOBER 31,
                                                                                   1995       1996        1996
                                                                                 ---------  ---------  -----------
RDO Common Stock: par value $.01; 8,158,275 shares issued and outstanding at
 January 31, 1995 and October 31, 1996 and 8,178,658 shares issued and
 outstanding at January 31, 1996...............................................  $  81,582  $  81,786   $  81,582
MVI Common Stock: par value $.01; 191,725 shares issued and outstanding (also as adjusted for the 21.5-for-1 exchange ratio used to effect the
 acquisition)..................................................................      1,917      1,917       1,917
                                                                                 ---------  ---------  -----------
    Total......................................................................  $  83,499  $  83,703   $  83,499
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------

    Upon consummation of the MVI merger and proposed initial public offering, 7,458,492 shares of the Company's outstanding common stock will be designated as Class B Common Stock and the 891,508 remaining outstanding shares will be designated as Class A Common Stock. There are no shares of Preferred Stock issued or outstanding as of October 31, 1996.

    BUSINESS

    The Company is engaged in the sale, servicing, and rental of industrial and agricultural equipment to customers primarily in the construction and agricultural industries and to governmental agencies. The

Company's headquarters are located in Fargo, North Dakota. The Company owns and operates industrial and agricultural equipment dealerships located in Arizona, California, Minnesota, North Dakota, South Dakota, Texas, and Washington. Accordingly, the Company's results of operations can be significantly impacted by the general economic health of the construction and agricultural industries. MVI is a dealer involved in the sales and service of irrigation equipment and vegetable storage ventilation systems.

    The Company's major supplier of new equipment and parts for sale is Deere & Company (Deere), which accounted for 47%, 47%, and 48% of total revenues for fiscal years 1994, 1995, and 1996, respectively, and 47% and 48% of total revenues for the nine months ended October 31, 1995 and 1996, respectively. No other supplier's equipment accounted for more than 10% of total revenues.

    As discussed in Note 10, the Company has significant transactions with related parties, primarily related to financing arrangements.

    DEALERSHIP AGREEMENTS

    The Company has entered into agreements with Deere which authorize the Company to act as an authorized dealer of Deere industrial and agricultural equipment. The dealer agreements continue until terminated by Deere or the Company in accordance with the specified provisions.

    The Company is required to meet certain performance criteria and equity ratios, to maintain suitable facilities, to actively promote the sale of Deere equipment, to fulfill warranty obligations, and to maintain stores only in the authorized locations. The Company's principal stockholder is also required to maintain certain voting control and ownership interests. The agreements also contain certain provisions that must be complied with in order to retain the Company's dealership agreements in the event of certain changes in control, as defined, or the death of the controlling stockholder.

    Deere is obligated to make available to the Company floor plan and other financing programs that it offers to other dealers, provide promotional and marketing materials, and authorize the Company to use Deere trademarks and trade names.

2. SIGNIFICANT ACCOUNTING POLICIES:

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period and disclosure of contingent assets and liabilities. The ultimate results could differ from those estimates. Estimates are used for such items as used equipment inventory, depreciable lives of property and equipment, allowance for uncollectible accounts, inventory reserves, and guarantees. As better information becomes available or as actual amounts are determinable, the recorded estimates are revised.

    INTERIM FINANCIAL STATEMENTS

    The combined balance sheet as of October 31, 1996, and the related combined statements of operations, stockholders' equity and cash flows for the nine months ended October 31, 1995 and 1996, are unaudited and are not covered by the reports of independent public accountants. However, in the opinion of management, these interim financial statements include all adjustments (consisting of only normal recurring adjustments) which are necessary for the fair presentation of the results for the interim periods presented. The results of operations for the unaudited nine-month period ended October 31, 1996 are not necessarily indicative of the results which may be expected for the entire fiscal year.

    CASH AND CASH EQUIVALENTS

    For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash equivalents consist primarily of certificates of deposit.

    INVENTORIES

    All inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method for new equipment and parts inventory. The specific identification method is used to determine cost for used equipment.

    Inventories consisted of the following (in thousands):

                                                                 JANUARY 31,
                                                            ---------------------  OCTOBER 31,
                                                              1995        1996        1996
                                                            ---------  ----------  -----------
New equipment.............................................  $  47,541  $   72,647   $  75,378
Used equipment............................................     21,333      32,056      35,418
Parts and other...........................................      8,330      10,913      14,970
                                                            ---------  ----------  -----------
    Total.................................................  $  77,204  $  115,616   $ 125,766
                                                            ---------  ----------  -----------
                                                            ---------  ----------  -----------

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Major betterments and improvements which extend the useful life of the related item are capitalized and depreciated. Depreciation is provided for over the estimated useful lives of the individual assets using accelerated and straight-line methods. In fiscal 1996, the Company began using the straight-line method of depreciation exclusively for all new additions. The impact on net income resulting from this change was not material.

    Property and equipment consisted of the following (dollars in thousands):

                                                        JANUARY 31,                      USEFUL
                                                    --------------------  OCTOBER 31,     LIVES
                                                      1995       1996        1996        (YEARS)
                                                    ---------  ---------  -----------  -----------
Land..............................................  $     224  $     488   $     800       --
Buildings and improvements........................      2,020      3,394       3,654         31.5

Equipment, furniture and fixtures.................      4,174      5,585       7,783          5-7
Rental equipment..................................        201      7,750       9,191          5-7
Construction in progress..........................        442         18          73       --
                                                    ---------  ---------  -----------
      Total.......................................      7,061     17,235      21,501
Accumulated depreciation..........................     (3,436)    (4,196)     (5,716)
                                                    ---------  ---------  -----------
Property and equipment, net.......................  $   3,625  $  13,039   $  15,785
                                                    ---------  ---------  -----------
                                                    ---------  ---------  -----------

    REVENUE RECOGNITION

    Revenue on equipment and parts sales is recognized upon delivery of product to customers. Rental and service revenue is recognized at the time such services are provided.

    NET INCOME PER SHARE

    Net income per share is computed based on weighted average shares outstanding, which have been retroactively restated for the 44.5-for-1 stock split discussed in Notes 1 and 13 and the number of shares whose proceeds would be necessary to repay the $15.0 million dividend of accumulated undistributed S-corporation earnings discussed in Note 8.

    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT

    The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires companies to review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. This pronouncement also provides guidance to be considered in performing such reviews. The Company will be required to adopt SFAS No. 121 in fiscal 1997. The Company expects that the ultimate adoption of SFAS No. 121 will not have a significant impact on its financial position or results of operations.

3. BUSINESS COMBINATIONS:

    In October 1995, the Company acquired all the common stock of Cass County Equipment Co. (Cass), which was controlled by the Company's majority stockholder, in exchange for 233,559 shares (adjusted for the 44.5-for-1 stock split) of the Company's common stock, $520,000 in cash, and a note payable for $375,000. Because the Company and Cass were under common control, the merger has been accounted for essentially as a pooling of interests. Accordingly, the Company's financial statements include the historical carrying amounts of the combined net assets and results of the operations of the combined entities for all periods presented.

    In February 1995, the Company purchased the assets and assumed certain liabilities of Whitney Machinery, Inc. (Whitney). Total consideration for the acquisition was $2,699,000. The acquisition has been accounted for using the purchase method. Accordingly, the purchase price was allocated to assets and liabilities based on the estimated fair value at the acquisition date. The excess of purchase price over the fair value of the net assets totaled $625,000 and is being amortized over 30 years. The fiscal 1996 financial statements include Whitney's results of operations from the date of acquisition. Pro forma results of operations for fiscal 1994 and 1995, had the acquisition taken place on February 1, 1993, were not significantly different from reported amounts.

4. NOTES RECEIVABLE--AFFILIATES:

    Short-term notes receivable from affiliates, all of which were repaid in fiscal 1996, were as follows as of January 31, 1995 (in thousands):

Majority stockholder, demand note, interest at 8.0%.................  $     922
Farmers Equipment Rental, Inc., demand note, interest at 7.5%.......      2,408
R. D. Offutt Company, demand notes, interest ranging from 7.5% to
 8.0%...............................................................        680
                                                                      ---------
                                                                      $   4,010
                                                                      ---------
                                                                      ---------

5. FLOOR PLAN PAYABLES:

    Floor plan payables include borrowings from Deere, Ag Capital and other vendors under floor plan financing arrangements for inventory. The terms of these arrangements generally include a one-to-twelve-month interest-free term followed by a term during which interest is charged. Payoff of the floor plan generally occurs at the earlier of sale of the equipment or in accordance with the terms of the financing arrangements. All amounts owed to Deere are guaranteed by the majority stockholder of the Company and are collateralized by inventory. Floor plan payables consist of the following (in thousands):

                                                                                     JANUARY 31,
                                                                                 --------------------  OCTOBER 31,
                                                                                   1995       1996        1996
                                                                                 ---------  ---------  -----------
INTEREST BEARING:
  Deere Credit Services inventory notes, due as inventory is sold, interest at
    various rates from 5.65% to 9.25%..........................................  $     608  $  20,015   $  46,051
  Deere & Company payables, due as inventory is sold, interest at various rates
    from 8.25% to 9.0%.........................................................     14,496     17,487       5,069
  Ag Capital Company, interest based on prime (8.5% at January 31, 1995 and
    1996 and 8.25% at October 31, 1996)........................................      3,858      7,299       9,388
  Other........................................................................        628        363       1,064
                                                                                 ---------  ---------  -----------
                                                                                    19,590     45,164      61,572
                                                                                 ---------  ---------  -----------
NON-INTEREST BEARING:
  Deere Credit Services........................................................     --         --           2,183
  Deere & Company..............................................................     33,991     45,147      35,796
  Other........................................................................     --          1,303       1,061
                                                                                 ---------  ---------  -----------
                                                                                    33,991     46,450      39,040
                                                                                 ---------  ---------  -----------
    Total......................................................................  $  53,581  $  91,614   $ 100,612
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------

6. NOTES PAYABLE AND LONG-TERM DEBT:

    BANKS AND OTHERS

    Notes payable and long-term debt to banks and others consisted of the following (in thousands):

                                                                                        JANUARY 31,
                                                                                    --------------------  OCTOBER 31,
                                                                                      1995       1996        1996
                                                                                    ---------  ---------  -----------
Deere Credit Services rental equipment notes, due in various amounts through
 January 2000, interest at various rates from 8.25% to 9.0%, collateralized by
 rental equipment.................................................................  $  --      $   3,533   $   6,233
Bank lines of credit (see below)..................................................     --          3,472       2,433
Other.............................................................................        874      2,299       2,354
                                                                                    ---------  ---------  -----------
    Total.........................................................................        874      9,304      11,020
Less short-term notes and current maturities of long-term debt....................       (233)    (2,835)     (5,012)
                                                                                    ---------  ---------  -----------
                                                                                    $     641  $   6,469   $   6,008
                                                                                    ---------  ---------  -----------
                                                                                    ---------  ---------  -----------

        The Company has bank lines of credit totaling $3,000,000 through May 1, 1997 at variable interest rates. Bank lines of credit are guaranteed by the majority stockholder of the Company. During the fiscal years ended January 31, 1994, 1995, and 1996, the highest balances outstanding under these lines were $562,000, $750,000, and $2,972,000, respectively. The weighted average interest rates on these lines during such periods were 6.86%, 7.94%, and 8.41%, respectively.

    AFFILIATES

    Notes payable and long-term debt due to affiliates consist of the following (in thousands):

                                                                                       JANUARY 31,
                                                                                   --------------------  OCTOBER 31,
                                                                                     1995       1996        1996
                                                                                   ---------  ---------  -----------
Ag Capital Company, bridge loans related to acquisition of net assets of Central
  Texas and Washington (See Note 13), interest based on prime (8.25%),
  collateralized by substantially all assets of the Company......................  $  --      $  --       $  10,100
Ag Capital Company, other, interest at 8.25%, collateralized by property and
  equipment......................................................................        611      1,334       5,638
Farmers Equipment Rental, Inc., interest at prime plus 1% (9.50% at January 31,
  1995) collateralized by inventory and equipment, paid in fiscal 1996...........      1,792     --          --
                                                                                   ---------  ---------  -----------
  Total..........................................................................      2,403      1,334      15,738
Less short-term notes and current maturities of long-term debt...................     (1,965)      (136)    (10,916)
                                                                                   ---------  ---------  -----------
                                                                                   $     438  $   1,198   $   4,822
                                                                                   ---------  ---------  -----------
                                                                                   ---------  ---------  -----------

Future maturities of all debt as of January 31, 1996 are as follows (in thousands):

1997...............................................................  $   2,971
1998...............................................................      4,901
1999...............................................................      1,505
2000...............................................................        391
2001...............................................................        116
Thereafter.........................................................        754
                                                                     ---------
                                                                     $  10,638
                                                                     ---------
                                                                     ---------

    The Company's debt agreements contain various restrictive covenants which, among other matters, require the Company to maintain minimum net worth levels, as defined, and place limits on additional indebtedness. The Company was in compliance with all debt covenants at January 31, 1996 and October 31, 1996.

7. EMPLOYEE BENEFIT PLANS:

    401(k) EMPLOYEE SAVINGS PLAN

    The Company's employees participate in a 401(k) employee savings plan sponsored by an affiliate which covers substantially all employees. The Company matches a portion of employee contributions up to an annual maximum of $900 per employee. Contributions to the plan by the Company were $121,000, $151,000, and $194,000 for the fiscal years ended January 31, 1994, 1995, and 1996, respectively, and $151,000 and $166,000 for the nine months ended October 31, 1995 and 1996, respectively.

    EMPLOYEE HEALTH BENEFIT TRUST

    The Company participates in a tax-exempt voluntary employee benefit trust sponsored by an affiliate which provides health and dental benefits for full-time employees. In the event of a deficiency in the trust, additional monthly premiums could be assessed to the Company; however, management anticipates no substantial increases in premiums at the present time. The maximum liability to the Company is limited by stop-loss insurance to the lesser of $35,000 per employee or 120% of expected claims for the year.

8. INCOME TAXES:

    The Company has elected to be treated as an S corporation under the Internal Revenue Code. Under this election, the Company is not directly subject to income taxes. Instead, corporate taxable earnings are passed through to the stockholders, who are responsible for any taxes which may be due.

    In connection with the pending reorganization and offering described in Note 13, both RDO and MVI will terminate their S corporation federal tax status and change to C corporations and, accordingly, will be subject to federal and certain state income taxes. Prior to such termination, the Company will distribute to its current stockholders all, or a portion of, accumulated S corporation earnings as of the termination date. Through January 31, 1996, the amount of the undistributed accumulated Subchapter S corporation earnings was approximately $15.0 million. Accrual of this distribution payable has been reflected in the unaudited balance sheet as of October 31, 1996, adjusted for the distribution. Additional undistributed Subchapter S corporation earnings of $2.2 million have been declared but unpaid as of October 31, 1996.

    Pro forma net income and pro forma net income per share for the year ended January 31, 1996, and for the nine months ended October 31, 1996, have been determined assuming that the Company had been taxed as a C corporation for federal and certain state income tax purposes for such periods.

    Unaudited pro forma income taxes represent the estimated income taxes that would have been reported had the Company been a taxable entity for both federal and state income tax purposes for the fiscal years ended January 31, 1994, 1995, and 1996. The components of the unaudited pro forma income tax provision are summarized as follows (in thousands):

                                                                       YEAR ENDED JANUARY 31,
                                                                   -------------------------------
                                                                     1994       1995       1996
                                                                   ---------  ---------  ---------
Currently payable:
  Federal........................................................  $   1,671  $   3,319  $   2,433
  State..........................................................        504        992        757
Deferred.........................................................        157       (386)        38
                                                                   ---------  ---------  ---------
Unaudited pro forma provision for income taxes...................  $   2,332  $   3,925  $   3,228
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    A reconciliation of taxes based on the federal statutory rate of 34% and the unaudited pro forma provision for income taxes for the fiscal years ended January 31, 1994, 1995, and 1996 is summarized as follows:

                                                                               YEAR ENDED JANUARY 31,
                                                                        -------------------------------------
                                                                           1994         1995         1996
                                                                           -----        -----        -----
Income taxes at the federal statutory rate............................          34%          34%          34%
State income taxes, net of federal benefit............................           6            6            6
                                                                                --           --           --
Unaudited pro forma provision for income taxes........................          40%          40%          40%
                                                                                --           --           --
                                                                                --           --           --

    Effective with the termination of the Company's S corporation status, the Company will provide for deferred income taxes for cumulative temporary differences between the tax basis and financial reporting basis of its assets and liabilities at the date of termination. If the termination had occurred at October 31, 1996, the net deferred income tax asset would have approximated $850,000.

    The pro forma deferred tax asset consisted of the following temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities (in thousands):

                                                                                   JANUARY 31,
                                                                               --------------------
                                                                                 1995       1996
                                                                               ---------  ---------
Deferred tax assets:
  Accruals and reserves......................................................  $     417  $     320
  Compensation accruals......................................................        384        480
  Other......................................................................         17          6
                                                                               ---------  ---------
    Total deferred tax assets................................................        818        806
Deferred tax liabilities:
  Property and equipment.....................................................       (191)      (249)
  Inventory..................................................................       (332)      (300)
                                                                               ---------  ---------
    Total deferred tax liabilities...........................................       (523)      (549)
                                                                               ---------  ---------
    Net deferred tax asset...................................................  $     295  $     257
                                                                               ---------  ---------
                                                                               ---------  ---------

9. COMMITMENTS AND CONTINGENCIES:

    OPERATING LEASES

    The Company leases retail space and vehicles under various noncancelable operating leases. The leases have varying terms and expire at various dates through 2007. Generally, the leases require the Company to pay taxes, insurance and maintenance costs. Rent expense was $1,033,000, $1,386,000, and $2,055,000 for fiscal 1994, 1995, and 1996, respectively, and $1,528,000 and $1,897,000 for the nine months ended October 31, 1995 and 1996, respectively.

    Future minimum rental payments, by year, required under leases with initial or remaining terms of one year or more consist of the following (in thousands):

1997................................................................  $   1,746
1998................................................................      1,360
1999................................................................      1,112
2000................................................................        909
2001................................................................        843
Thereafter..........................................................      1,088
                                                                      ---------
                                                                      $   7,058
                                                                      ---------
                                                                      ---------

    GUARANTEES

    The Company has guaranteed a portion of the remaining outstanding balances of certain customer notes and lease contracts financed by credit companies. The Company has made deposits with the finance companies to partially fund contingent liabilities which may come due. These customer notes are collateralized by equipment. The contingent liability and off-setting deposits are as follows (in thousands):

                                                                       JANUARY 31, 1996            OCTOBER 31, 1996
                                                                  --------------------------  --------------------------
                                                                                  FINANCE                     FINANCE
                                                                  GUARANTEED     DEPOSITS     GUARANTEED     DEPOSITS
                                                                    AMOUNTS     RECEIVABLE      AMOUNTS     RECEIVABLE
                                                                  -----------  -------------  -----------  -------------
Ag Capital Company (affiliate)..................................   $   1,862     $  --         $   3,442     $  --
Farmers Equipment Rental, Inc. (affiliate)......................       1,418        --               942        --
Deere Credit Services...........................................         771           745           847           847
Other...........................................................          25             3           224             6
                                                                  -----------        -----    -----------        -----
  Total.........................................................   $   4,076     $     748     $   5,455     $     853
                                                                  -----------        -----    -----------        -----
                                                                  -----------        -----    -----------        -----

    MINIMUM REPURCHASE GUARANTEES

    The Company has entered into various sales agreements with certain customers which are subject to repurchase agreements. Pursuant to these agreements, the Company, at the discretion of the customer, may be required to repurchase equipment at specified future dates at specified repurchase prices. With respect to these agreements, the Company believes the estimated future retail values of the equipment exceed the guaranteed repurchase prices. The Company accounts for significant transactions which have a guaranteed repurchase feature as leases.

    The Company's existing repurchase agreements expire as follows (in thousands):

1997................................................................  $     270
1998................................................................        296
1999................................................................      1,640
2000................................................................      1,362
2001................................................................      3,250
Thereafter..........................................................      2,998
                                                                      ---------
  Total.............................................................  $   9,816
                                                                      ---------
                                                                      ---------

10. RELATED-PARTY TRANSACTIONS:

    The Company has transactions with companies which are related through common ownership. A summary of significant related-party transactions is as follows:

    a. Ag Capital Company and Farmers Equipment Rental, Inc. provide financing to customers purchasing equipment, parts and repair service from the Company. The Company is contingently liable to these related entities on a portion of this customer financing as summarized in Note 9.

    b. In addition, the Company has floor plan payables, notes payable and long-term debt owed to Ag Capital Company and Farmers Equipment Rental, Inc. to finance inventory as summarized in Notes 5 and 6. Interest expense paid to related entities totaled $771,000, $627,000, and $849,000 in fiscal 1994, 1995, and 1996, respectively, and $727,000 and $829,000 during the nine months ended October 31, 1995 and 1996, respectively.

    c.  The Company's notes receivable from affiliates are summarized in Note 4.

    d. The Company had sales to related entities totaling $1,885,000, $3,450,000, and $5,492,000 in fiscal 1994, 1995, and 1996, respectively, and $3,000,000 and $4,931,000 during the nine months ended October 31, 1995 and 1996, respectively. The Company also leases certain retail space and vehicles from related entities. Total rent expense for these leases totaled $579,000, $737,000, and $1,089,000 in fiscal 1994, 1995, and
       1996, respectively, and $827,000 and $1,138,000 during the nine months ended October 31, 1995 and 1996, respectively.

11. SUPPLEMENTAL CASH FLOW DISCLOSURES:

    Supplemental cash flow disclosures for the Company are as follows (in thousands):

                                                                                                    NINE MONTHS ENDED
                                                                      YEAR ENDED JANUARY 31,           OCTOBER 31,
                                                                  -------------------------------  --------------------
                                                                    1994       1995       1996       1995       1996
                                                                  ---------  ---------  ---------  ---------  ---------
Cash payments for interest......................................  $   1,436  $   1,937  $   3,820  $   2,329  $   4,015
Supplemental disclosures of noncash investing and financing
  activities:
  Increase in assets related to acquisitions of dealerships
    through issuance and assumption of debt and issuance of
    common stock................................................  $  --      $  --      $   9,991  $   9,991  $  11,325
  Dividends declared, accrued and unpaid........................  $  --      $  --      $  --      $  --      $   2,246
  Reduction of notes receivable from affiliates and other
    receivables through payment of dividends....................  $  --      $   3,088  $  --      $  --      $  --
  Conversion of long-term debt due to affiliates to common
    stock.......................................................  $   5,499  $  --      $  --      $  --      $  --
  Issuance of common stock in exchange for short-term note
    receivable from affiliate...................................  $   4,347  $  --      $  --      $  --      $  --

12. SEGMENT INFORMATION:

    The Company's operations are classified into two business segments: industrial and agricultural. The industrial operations include the sale, service, and rental of industrial equipment to customers primarily in the construction and utility industries and to units of government. Agricultural operations include the sale, service, and rental of agricultural equipment primarily to customers in the agricultural industry.

    Operating earnings by business segment are defined as revenues less operating costs and expenses. Income and expense not allocated to business segments include investment income, interest expense, and corporate administrative costs.

    Identifiable assets are those used exclusively in the operations of each business segment or which are allocated when used jointly. Corporate assets are principally comprised of cash, short-term investments, certain property, plant, and equipment and stockholder notes receivable which originated from the Company's reorganization in fiscal 1994. These stockholder notes receivable of $5.4 million and $921,000 in fiscal 1994 and 1995, respectively, have all been repaid.

    The following tables show sales, operating income and other financial information by business segment for the fiscal years 1994, 1995, and 1996 (in thousands):

                                                                        CORPORATE
                                              INDUSTRIAL  AGRICULTURAL  AND OTHER     TOTAL
                                              ----------  -----------  -----------  ----------
1994:
  Revenues..................................  $   86,721   $  57,391    $  --       $  144,112
  Operating income (loss)...................       4,234       3,436         (504)       7,166
  Depreciation..............................         423         245       --              668
  Identifiable assets.......................      48,990      28,962        5,389       83,341
  Capital expenditures......................         448         179       --              627
1995:
  Revenues..................................     110,546      73,364       --          183,910
  Operating income (loss)...................       6,709       4,796         (599)      10,906
  Depreciation..............................         388         239            7          634
  Identifiable assets.......................      59,573      37,110        1,632       98,315
  Capital expenditures......................         540         643           25        1,208
1996:
  Revenues..................................     138,972      84,585       --          223,557
  Operating income (loss)...................       6,604       4,826         (367)      11,063
  Depreciation..............................         750         307           28        1,085
  Identifiable assets.......................     102,289      45,591          213      148,093
  Capital expenditures......................       7,855       2,001          137        9,993

13. PENDING OFFERING, CHANGE IN TAX STATUS, AND RECENT ACQUISITIONS:

    PROPOSED INITIAL PUBLIC OFFERING

    The Company has filed a Registration Statement with the Securities and Exchange Commission for the sale of up to 4,830,000 shares (including the Underwriters' over-allotment option to purchase up to 630,000 shares) of Class A Common Stock (the Offering). The Company expects to use the net proceeds of this Offering (estimated to be approximately $59.5 million) to fund the distribution of accumulated S corporation dividends (see Note 8), repay certain notes issued in connection with the acquisitions of Mega Equipment Company (Central Texas) and Liberty Agricultural, Inc. (Washington) (see Acquisitions Completed Subsequent to January 31, 1996 below), pay down inventory floor plan financing, fund potential future acquisitions, and for general corporate purposes. The over-allotment option, which will grant to the Underwriters an option to purchase up to 630,000 additional shares of Class A Common Stock at the initial public offering price, is exercisable for a period of 30 days from the effective date.

    REORGANIZATION

    On January 2, 1997, the Company's Board of Directors approved the reclassification and split of each share of common stock into 44.5 shares of either Class A or Class B Common Stock to be effected immediately prior to the Offering. This reclassification and stock split has been retroactively reflected in the accompanying combined financial statements.

    CHANGE IN TAX STATUS

    The Company will terminate its S corporation federal tax election immediately prior to the consummation of this Offering and, accordingly, will be subject to federal and certain state income taxes as a C corporation from that date forward (see Note 8).

    STOCK INCENTIVE PLAN

    In connection with the proposed initial public offering, the Company will adopt the 1996 Stock Incentive Plan (the Plan) to provide incentives to key employees, directors, advisors, and consultants of the Company. The Plan, which is administered by the Compensation Committee of the Board of Directors (the Committee), will provide for an authorization of shares of common stock for issuance thereunder such that the total number of shares available for issuance under the Plan equals 10% of the total number of shares of Common Stock issued and outstanding. Under the Plan, the Company may grant eligible recipients incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights, stock awards, or any combination thereof. The Committee establishes the exercise price of any stock options granted under the Plan.

    ACQUISITIONS COMPLETED SUBSEQUENT TO JANUARY 31, 1996

    Effective July 1, 1996, the Company acquired certain assets and assumed certain liabilities of Mega Equipment Company (Central Texas), which consists of three full-service industrial stores located in the Dallas/Fort Worth metropolitan area and Waco, Texas. Total consideration for the net assets acquired, which has been accounted for using the purchase method, was approximately $8.4 million and was financed by debt from Ag Capital, which will be repaid with a portion of the net proceeds from the proposed initial public offering. Resulting goodwill of approximately $4.4 million is being amortized over 30 years. The Company also acquired certain new equipment and parts inventory from Deere to stock the Central Texas dealership. Total consideration for such inventory of approximately $7.7 million was financed through Deere floor plan financing arrangements. Central Texas' results of operations have been included in the Company's results of operations beginning on July 1, 1996.

    Effective October 1, 1996, the Company purchased certain assets and assumed certain liabilities of Liberty Agricultural, Inc. (Washington), a full-service agricultural equipment dealership with two stores located in Pasco and Sunnyside, Washington. The total purchase price for the net assets of Washington was approximately $2.7 million and was financed with debt, a portion of which will be repaid with the net proceeds from the proposed initial public offering. The purchase agreement also calls for future contingent consideration of up to $750,000 in the event certain performance criteria are met over a three-year period. The Company anticipates accounting for the contingent consideration paid, if any, as compensation expense. The Washington acquisition has been accounted for under the purchase method and resulted in goodwill of approximately $1.6 million, which will be amortized over 30 years. Washington's results of operations have been included in the Company's results of operations beginning on October 1, 1996.

14. UNAUDITED QUARTERLY FINANCIAL DATA (IN THOUSANDS):

                                                         QUARTER
                                        ------------------------------------------
                                          FIRST     SECOND      THIRD     FOURTH    TOTAL YEAR
                                        ---------  ---------  ---------  ---------  ----------
Fiscal 1995:
  Total revenues......................  $  45,472  $  49,732  $  48,713  $  39,993  $  183,910
  Gross profit........................      8,806      9,768      9,822      7,403      35,799
  Net income before income taxes......      2,566      3,376      2,461      1,410       9,813
Fiscal 1996:
  Total revenues......................     52,029     57,718     67,078     46,732     223,557
  Gross profit........................      9,765     10,863     12,480      9,610      42,718
  Net income before income taxes......      1,884      2,697      3,078        410       8,069

                        RDO EQUIPMENT CO. AND AFFILIATE

            INTRODUCTION TO PRO FORMA UNAUDITED FINANCIAL STATEMENTS

                  FOR THE YEAR ENDED JANUARY 31, 1996 AND THE
                    NINE-MONTH PERIOD ENDED OCTOBER 31, 1996

    The following unaudited pro forma consolidated financial information consists of pro forma unaudited consolidated statements of operations of the Company for the fiscal year ended January 31, 1996 and for the nine-month period ended October 31, 1996 and a pro forma consolidated balance sheet of the Company as of October 31, 1996. The unaudited pro forma consolidated financial statements give effect to the July 1, 1996 acquisition of certain net assets of Mega Equipment Co. (Central Texas) and the October 1, 1996 acquisition of certain net assets of Liberty Agricultural, Inc. (Washington). The pro forma unaudited consolidated statements of operations give effect to such transactions as if the transactions had occurred on February 1, 1995. The Central Texas and Washington acquisitions have been reflected in the Company's historical balance sheet as of October 31, 1996.

    Effective July 1, 1996, the Company acquired certain assets and assumed certain liabilities of Central Texas. Total consideration for the acquisition, which has been accounted for using the purchase method, was $8.4 million and was financed by borrowings from an affiliated entity, all of which will be repaid out of the net proceeds from the Offering. Resulting goodwill of approximately $4.4 million is being amortized over 30 years. The Company acquired certain new equipment and parts inventory from Deere to stock the Central Texas dealership. Total consideration for such inventory of approximately $7.7 million was financed through the John Deere floor plan financing arrangement.

    Effective October 1, 1996, the Company purchased certain assets and assumed certain liabilities of Washington, a full-service agricultural equipment dealership with two stores located in Pasco and Sunnyside, Washington. The purchase price was approximately $2.7 million and was financed by debt, a portion of which will be repaid out of the net proceeds from the Offering. The acquisition has been accounted for using the purchase method. Resulting goodwill of approximately $1.6 million will be amortized over 30 years.

    The unaudited pro forma consolidated statement of operations for the year ended January 31, 1996, reflects the audited historical combined income statement of the Company for the year ended January 31, 1996, the audited historical income statement of Central Texas for the year ended December 31, 1995 and the unaudited historical income statement of Washington for its year ended December 31, 1995. The unaudited pro forma consolidated statement of operations for the nine months ended October 31, 1996, reflect the unaudited historical combined financial statements of the Company as of the nine months ended October 31, 1996, the unaudited historical statement of operations of Central Texas for the five-month period preceding the Central Texas acquisition, and the unaudited historical statement of operations of Washington for the eight-month period preceding the Washington acquisition.

    The pro forma unaudited consolidated financial statements and accompanying notes should be read in conjunction with the historical combined financial statements and notes thereto appearing elsewhere or incorporated by reference in this Registration Statement. The pro forma unaudited consolidated financial statements do not purport to represent what the results of operations or financial positions of what the Company would actually have been if the aforementioned transactions had occurred on February 1, 1995 or on October 31, 1996 or at any future date.

                               RDO EQUIPMENT CO.

                       PRO FORMA UNAUDITED BALANCE SHEET

                             AS OF OCTOBER 31, 1996

                                 (IN THOUSANDS)

                                     ASSETS

                                                                PRO FORMA           PRO
                                               THE COMPANY     ADJUSTMENTS         FORMA
                                               -----------   ---------------   -------------
CURRENT ASSETS:
  Cash and cash equivalents..................  $        18   $    --           $          18
  Accounts receivable........................       26,280        --                  26,280
  Inventories................................      125,766        --                 125,766
  Prepaid expenses...........................          312        --                     312
                                               -----------   ---------------   -------------
    Total current assets.....................      152,376        --                 152,376

PROPERTY AND EQUIPMENT, net..................       15,785        --                  15,785
DEFERRED INCOME TAXES........................      --                 850(1)             850

OTHER ASSETS:
  Deposits...................................        1,433        --                   1,433
  Goodwill and other intangibles, net........        6,512        --                   6,512
  Other......................................          606        --                     606
                                               -----------   ---------------   -------------
    Total assets.............................  $   176,712   $        850      $     177,562
                                               -----------   ---------------   -------------
                                               -----------   ---------------   -------------

                            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Floor plan payables........................  $   100,612   $    --           $     100,612
  Notes payable and current maturities of
    long-term debt--
    Banks and others.........................        5,012        --                   5,012
    Affiliates...............................       10,916        --                  10,916
  Accounts payable...........................        5,389        --                   5,389
  Accrued liabilities........................        5,917        --                   5,917
  Customer advance deposits..................        1,506        --                   1,506
  Distributions payable......................        2,246         15,000(2)          17,246
                                               -----------   ---------------   -------------
      Total current liabilities..............      131,598         15,000            146,598
                                               -----------   ---------------   -------------
LONG-TERM DEBT, net of current maturities:
  Banks and others...........................        6,008        --                   6,008
  Affiliates.................................        4,822        --                   4,822
                                               -----------   ---------------   -------------
    Total long-term debt.....................       10,830        --                  10,830
                                               -----------   ---------------   -------------

STOCKHOLDERS' EQUITY:
  Common stock...............................           84        --                      84
  Additional paid-in capital.................       16,216        --                  16,216
  Retained earnings..........................       17,984            850(1)           3,834
                                                                  (15,000)(2)
                                               -----------   ---------------   -------------
    Total stockholders' equity...............       34,284        (14,150)            20,134
                                               -----------   ---------------   -------------
    Total liabilities and stockholders'
      equity.................................  $   176,712   $        850      $     177,562
                                               -----------   ---------------   -------------
                                               -----------   ---------------   -------------

                               RDO EQUIPMENT CO.

                   NOTES TO PRO FORMA UNAUDITED BALANCE SHEET

                             AS OF OCTOBER 31, 1996

                                 (IN THOUSANDS)

    Pro forma adjustments related to the Company's reorganization and change in tax status:

    (1) Reflects a deferred income tax asset of $850, and a corresponding credit to retained earnings, as if the Company and Washington had converted to C corporations as of October 31, 1996.

    (2) Reflects $15,000 distribution to be paid to the existing stockholders, which represents substantially all of the previously undistributed, accumulated S corporation net income of the Company as of January 31, 1996 and will be paid out of the proceeds of the Company's proposed initial public offering of common stock.

                               RDO EQUIPMENT CO.

                  PRO FORMA UNAUDITED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED JANUARY 31, 1996

                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                CENTRAL
                                                   THE           TEXAS        WASHINGTON      PRO FORMA           PRO
                                                 COMPANY      ACQUISITION    ACQUISITION     ADJUSTMENTS         FORMA
                                               ------------   ------------   ------------   --------------   -------------
REVENUES:
  Wholegoods sales...........................  $    164,054   $    20,769    $    10,137    $    (2,200)(1)  $     192,760
  Parts and service..........................        58,998         7,280          5,935        --                  72,213
  Rental.....................................           505       --             --             --                     505
                                               ------------   ------------   ------------       -------      -------------
    Total revenues...........................       223,557        28,049         16,072         (2,200)           265,478
Cost of sales................................       180,839        22,054         12,234         (2,200)(1)        212,824
                                                                                                   (103)(2)
                                               ------------   ------------   ------------       -------      -------------
Gross profit.................................        42,718         5,995          3,838            103             52,654
Selling, general and administrative expense..        31,655         5,468          3,008         (1,765)(3)         38,858
                                                                                                    175(4)
                                                                                                    240(5)
                                                                                                     77(6)
                                               ------------   ------------   ------------       -------      -------------
Operating income.............................        11,063           527            830          1,376             13,796
Interest expense.............................        (3,817)         (423)          (361)          (662)(7)         (1,584)
                                                                                                  3,679(8)
Interest income..............................           823           155             53        --                   1,031
                                               ------------   ------------   ------------       -------      -------------
Net income before income taxes...............         8,069           259            522          4,393             13,243
Provision for income taxes(9)................         3,228            96            193          1,780              5,297
                                               ------------   ------------   ------------       -------      -------------
Net income...................................  $      4,841   $       163    $       329    $     2,613      $       7,946
                                               ------------   ------------   ------------       -------      -------------
                                               ------------   ------------   ------------       -------      -------------

Net income per common share..................                                                                $         .63
                                                                                                             -------------
                                                                                                             -------------
Weighted average shares outstanding..........                                                                       12,570(10)
                                                                                                             -------------
                                                                                                             -------------

  See the accompanying notes to pro forma unaudited statements of operations.

                               RDO EQUIPMENT CO.

                  PRO FORMA UNAUDITED STATEMENT OF OPERATIONS

                   FOR THE NINE MONTHS ENDED OCTOBER 31, 1996

                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS))

                                                                CENTRAL
                                                   THE           TEXAS        WASHINGTON      PRO FORMA           PRO
                                                 COMPANY      ACQUISITION    ACQUISITION     ADJUSTMENTS         FORMA
                                               ------------   ------------   ------------   --------------   -------------
REVENUES:
  Wholegoods sales...........................  $    170,036   $    11,088    $     9,920    $   --           $     191,044
  Parts and service..........................        57,322         2,333          5,222        --                  64,877
  Rental.....................................         1,902       --             --             --                   1,902
                                               ------------   ------------   ------------        ------      -------------
    Total revenues...........................       229,260        13,421         15,142        --                 257,823
Cost of sales................................       186,451        10,620         11,510        --                 208,581
                                               ------------   ------------   ------------        ------      -------------
Gross profit.................................        42,809         2,801          3,632        --                  49,242
Selling, general and administrative expense..        29,492         1,567          2,540            105(4)          33,908
                                                                                                    180(5)
                                                                                                     24(6)
                                               ------------   ------------   ------------        ------      -------------
Operating income.............................        13,317         1,234          1,092           (309)            15,334
Interest expense.............................        (4,116)         (352)          (221)          (317)(7)         (2,247)
                                                                                                  2,759(8)
Interest income..............................           633           110             73        --                     816
                                               ------------   ------------   ------------        ------      -------------
Net income before income taxes...............         9,834           992            944          2,133             13,903
Provision for income taxes(9)................         3,934           367            349            911              5,561
                                               ------------   ------------   ------------        ------      -------------
Net income...................................  $      5,900   $       625    $       595    $     1,222      $       8,342
                                               ------------   ------------   ------------        ------      -------------
                                               ------------   ------------   ------------        ------      -------------

Net income per common share..................                                                                $         .66
                                                                                                             -------------
                                                                                                             -------------
Weighted average shares outstanding..........                                                                       12,555(10)
                                                                                                             -------------
                                                                                                             -------------

  See the accompanying notes to pro forma unaudited statements of operations.

                               RDO EQUIPMENT CO.

             NOTES TO PRO FORMA UNAUDITED STATEMENTS OF OPERATIONS

     YEAR ENDED JANUARY 31, 1996 AND THE NINE MONTHS ENDED OCTOBER 31, 1996

 (1) To reflect reclassification of certain Central Texas revenues and costs of goods sold to a basis consistent with the Company's.

 (2) To reflect the current year impact of the conversion of Central Texas and Washington from LIFO to FIFO.

 (3) To eliminate salary and bonus payments made to the previous owner of Central Texas who was not retained as an employee after the acquisition, net of estimated compensation to be paid to a new general manager.

 (4) Reflects amortization of $6.0 million of goodwill over 30 years arising from the acquisitions of Central Texas and Washington.

 (5) Reflects increase in rent expense related to new leases on buildings used in the Washington operations.

 (6) Reflects the net change in depreciation expense associated with certain assets not acquired, and the write-up to fair market value of certain assets acquired, from Central Texas and Washington.

 (7) The pro forma adjustments to interest expense arising from the acquisitions of Central Texas and Washington are presented below (in thousands):

                                                                                    NINE MONTHS
                                                                   YEAR ENDED      ENDED OCTOBER
                                                                JANUARY 31, 1996     31, 1996
                                                                -----------------  -------------
Eliminate interest on debt not assumed........................      $    (254)       $    (200)
Interest on acquisition debt..................................            916              517
                                                                        -----            -----
  Pro forma interest adjustment...............................      $     662        $     317
                                                                        -----            -----
                                                                        -----            -----

 (8) Eliminates interest expense on acquisition debt and floor plan financing which is to be paid with proceeds of the Company's proposed initial public offering of common stock.

 (9) To provide for federal and state income tax expense as if the Company, Central Texas and Washington had been taxed as C corporations for all periods presented at rates which reflect the federal statutory rate plus the net effect of state taxes.

(10) Reflects the shares of common stock issued to reduce acquisition debt and floor plan financing and to pay the $15.0 million S corporation distribution.

                                    [PHOTOS]

    [inside back cover: four photos, one depicting a harvester and three depicting various store locations]

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                 --------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    9
Use of Proceeds...........................................................   18
S Corporation Distributions...............................................   18
Reincorporation...........................................................   19
Dividend Policy...........................................................   19
Dilution..................................................................   20
Capitalization............................................................   22
Selected Combined and Pro Forma Financial and Operating Data..............   23
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   26
Business..................................................................   36
Management................................................................   49
Certain Relationships and Related Transactions............................   55
Principal Stockholders....................................................   58
Description of Capital Stock..............................................   59
Shares Eligible for Future Sale...........................................   61
Underwriting..............................................................   63
Notice to Canadian Residents..............................................   65
Legal Matters.............................................................   66
Experts...................................................................   66
Additional Information....................................................   66
Index to Financial Statements.............................................  F-1

                                 --------------

UNTIL FEBRUARY 17, 1997 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                4,200,000 SHARES

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                              CLASS A COMMON STOCK
                                ($.01 par value)

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